As filed with the Securities and Exchange Commission on July 18, 2014.

Registration No. 333-193542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Catalent, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	20-8737688
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

14 Schoolhouse Road
Somerset, New Jersey 08873
(732) 537-6200
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Matthew Walsh
Executive Vice President and Chief Financial Officer
Catalent, Inc.
14 Schoolhouse Road
Somerset, New Jersey 08873
(732) 537-6200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edward P. Tolley III, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 455-2000
Facsimile: (212) 455-2502

Michael Benjamin, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
Telephone: (212) 848-4000
Facsimile: (212) 848-7179

Approximate date of commencement of the proposed sale of the securities to the public: **As soon as practicable after the Registration Statement is declared effective.**

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	48,875,000	$22.00	$1,075,250,000	$138,493

(1) Includes 6,375,000 shares of common stock subject to the underwriters' option to purchase additional shares of common stock.
(2) Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(3) The Registrant paid $12,880 of the registration fee, with respect to $100,000,000 of the proposed maximum aggregate offering price, in connection with the initial filing of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion. Dated July 18, 2014.

42,500,000 Shares



Catalent, Inc.

Common Stock

This is an initial public offering of shares of common stock of Catalent, Inc. All of the 42,500,000 shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $19.00 and $22.00. Our shares of common stock have been approved for listing on the New York Stock Exchange under the symbol "CTLT".

After the completion of this offering, affiliates of The Blackstone Group L.P. will continue to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange. See "Management—Controlled Company Exception."

See "Risk Factors" beginning on page 20 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds, before expenses, to us[2]	$	$

---

(1) The underwriters will receive compensation in addition to the underwriting discount. See "Underwriting (Conflict of Interest)."

(2) See "Underwriting (Conflict of Interest)."

To the extent that the underwriters sell more than 42,500,000 shares of our common stock, the underwriters have the option to purchase up to an additional 6,375,000 shares of our common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about   , 2014.

MORGAN STANLEY   J.P. MORGAN

BofA MERRILL LYNCH   GOLDMAN, SACHS & CO.   JEFFERIES   DEUTSCHE BANK SECURITIES

BLACKSTONE CAPITAL MARKETS   **PIPER JAFFRAY**   **RAYMOND JAMES**

WELLS FARGO SECURITIES   **WILLIAM BLAIR**   **EVERCORE**

Prospectus dated   , 2014.

TABLE OF CONTENTS

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Unless indicated otherwise, the information included in this prospectus (1) assumes no exercise by the underwriters of the option to purchase up to an additional 6,375,000 shares of common stock from us, (2) assumes that the shares of common stock to be sold in this offering are sold at $20.50 per share of common stock, which is the midpoint of the price range indicated on the front cover of this prospectus and (3) reflects the 70-for-1 stock split of our common stock, which was effected on July 17, 2014 and accounts for the adjustment of the exercise price of all outstanding stock options and the number of shares subject to all outstanding stock options and restricted stock units.

Except where the context requires otherwise, references in this prospectus to "Catalent," "the Company," "we," "us," and "our" refer to Catalent, Inc., together with its consolidated subsidiaries. In this prospectus, when we refer to our fiscal years, we say "fiscal" and the year number, as in "fiscal 2013," which refers to our fiscal year ended June 30, 2013.

Investment funds associated with or designated by The Blackstone Group L.P., our current majority owners, are referred to herein as "Blackstone" or "Sponsor" and Blackstone, together with the other owners of Catalent, Inc. prior to this offering, are collectively referred to as our "existing owners."

revenues coming from outside the United States. This diversity, combined with long product lifecycles and close customer relationships, has contributed to the stability of our business. It has also allowed us to reduce our exposure to potential strategic, customer and product shifts as well as to payor-driven pricing pressures experienced by our branded drug and biologic customers.

Longstanding, Extensive Relationships with Blue Chip Customers

We have longstanding, extensive relationships with leading pharmaceutical and biotechnology customers. In fiscal 2013, we did business with 85 of the top 100 branded drug marketers, 20 of the top 25 generics marketers, 41 of the top 50 biologics marketers, and 19 of the top 20 consumer health marketers globally, as well as with nearly a thousand other customers, including emerging and specialty companies, which are often more reliant on outside partners as a result of their more virtual business models. Regardless of size, our customers seek innovative product development, superior quality, advanced manufacturing and skilled technical services to support their development and marketed product needs.

Deep, Broad and Growing Technology Foundation

Our breadth of proprietary and patented technologies and long track record of innovation substantially differentiate us from other industry participants. Within our oral technologies business, our leading softgel platforms, including Liqui-Gels, Vegicaps and OptiShell capsules, and our modified release technologies including the Zydis family, OSDrC OptiDose and OptiMelt technologies, provide formulation expertise to solve complex delivery challenges for our customers. We offer advanced technologies for delivery of small molecules and biologics via respiratory, ophthalmic and injectable routes, including the blow-fill-seal unit dose technology and prefilled syringes. We also provide advanced biologics formulation options, including Gene Product Expression ("GPEx") cell-line and SMARTag antibody-drug conjugate technologies. We have a market leadership position within respiratory delivery, including metered dose/dry powder inhalers and nasal. We have reinforced our leadership position in advanced delivery technologies over the last three years, as we have launched nearly a dozen new technology platforms and applications.

Long-Duration Relationships Provide Sustainability

Our broad and diverse range of technologies closely integrates with our customers' molecules to yield final dose forms, and this generally results in the inclusion of Catalent in our customers' prescription product regulatory filings. Both of these factors translate to long-duration supply relationships at an individual product level, to which we apply our expertise in contracting to produce long-duration commercial supply agreements. These agreements typically have initial terms of three to ten years with regular renewals of one to three years (see "Business—Contractual Arrangements" for more detail). Nearly 70% of our fiscal 2013 advanced delivery technology platform revenues (comprised of our oral technologies and medication delivery solutions reporting segments) were covered by such long-term contractual arrangements. We believe this base provides us with a sustainable competitive advantage.

Significant Recent Growth Investments

We have made significant past investments to establish a global manufacturing network, and today hold 4.8 million square feet of manufacturing and laboratory space across five continents. We have invested approximately $439.1 million in the last five fiscal years in capital expenditures. Growth-related investments in facilities, capacity and capabilities across our businesses have positioned us for future growth in areas aligned with anticipated future demand. Through our focus on operational, quality and regulatory excellence, we drive ongoing and continuous improvements in safety, productivity and reliable supply to customer expectations, which we believe further differentiate us. Our manufacturing network and capabilities allow us the flexibility to reliably supply the changing needs of our customers while consistently meeting their quality, delivery and regulatory compliance expectations.

High Standards of Regulatory Compliance and Operational and Quality Excellence

We operate our plants in accordance with current good manufacturing practices ("cGMP"), following our own high standards which are consistent with those of many of our large global pharmaceutical and biotechnology customers. We have approximately 1,000 employees around the globe focused on quality and regulatory compliance. More than half of our facilities are registered with the FDA, with the remaining facilities registered with other applicable regulatory agencies, such as the European Medicines Agency ("EMA"). In some cases, facilities are registered with multiple regulatory agencies. In fiscal 2014, we underwent 48 regulatory audits and, over the last five fiscal years, we successfully completed 239 regulatory audits. We also undergo nearly 500 customer and internal audits annually. We believe our quality and regulatory track record to be a competitive differentiator for Catalent.

Strong and Experienced Management Team

Our executive leadership team has been transformed since 2009, with most of the team in place since fiscal 2010. Today, our management team has more than 200 years of combined and diverse experience within the pharmaceutical and healthcare industries. With an average of more than 20 years of functional experience, this team possesses deep knowledge and a wide network of industry relationships.


OUR STRATEGY


We are pursuing the following key growth initiatives:

"Follow the Molecule" by Providing Solutions to our Customers across all Phases of the Product Lifecycle

We intend to use our advanced delivery technologies and development solutions across the entire lifecycle of our customers' products to drive future growth. Our development solutions span the drug development process, starting with our platforms for development of small molecules, biologics and antibody-drug conjugates, to formulation and analytical services, through early stage clinical development and manufacturing of clinical trials supply, to regulatory consulting. Once a molecule is ready for late-stage trials and subsequent commercialization, we provide our customers with a range of advanced delivery technologies and manufacturing expertise that allow them to deliver their molecules to the end-users in appropriate dosage forms. Our breadth of solutions gives us multiple entry points into the lifecycle of our customers' molecules.

An example of this can be found in a leading over-the-counter respiratory brand, which today uses both our Zydis fast dissolve and our Liqui-Gels softgel technologies. We originally began development of the prescription format of this product for our partner multinational pharmaceutical company in 1992, to address specific patient sub-segment needs. After four years of development, we then commercially supplied the prescription Zydis product for six years, and continued to provide the Zydis form as it switched to OTC status in the United States in the early 2000s. More recently, we proactively brought a softgel product concept for the brand to the customer, which the customer elected to develop and launch as well. By following this molecule, we have built a strong, 22-year long relationship across multiple formats and markets.

Continue to Grow Through New Product Launches and Projects

We intend to grow by supplementing our existing diverse base of commercialized advanced delivery technology products with new development programs. As of June 30, 2014, our product development teams were working on approximately 480 new customer programs. Our base of active development programs has expanded in recent years from growing market demand, as well as from our investments since 2010 to expand our global sales and marketing function; once developed and approved in the future, we expect these programs to add to long-duration commercial revenues under long-term contracts and grow our existing product base. In fiscal 2014, we introduced 175 new products, an increase of more than 80% from the 97 new product introductions in fiscal 2013. In the nine months ended March 31, 2014, we introduced 123 new products, an increase of more than 112% from the 58 new product introductions in the nine months ended March 31, 2013. We also expect that our

Pursue Strategic Acquisitions and Licensing to Build upon our Existing Platform

We operate in highly fragmented markets in both our advanced delivery technologies and development solutions businesses. Within those markets, the five top players represent only 30% and 10% of the total market share, respectively, by revenue. Our broad platform, global infrastructure and diversified customer base provide us with a strong foundation from which to consolidate within these markets and to generate operating leverage through such acquisitions.

We intend to continue to opportunistically source and execute bolt-on acquisitions within our existing business areas, as well as to undertake transactions that provide us with expansion opportunities within new geographic markets or adjacent market segments. We have a dedicated business development team in place to identify these opportunities and have a rigorous and financially disciplined process for evaluating, executing and integrating such acquisitions.

Catalent, Inc. (formerly known as PTS Holdings Corp.) is a holding company that owns PTS Intermediate Holdings LLC. PTS Intermediate Holdings LLC owns Catalent Pharma Solutions, Inc., which is a holding company that owns, directly or indirectly, all of our operating subsidiaries.

RECENT DEVELOPMENTS

The data presented below reflects our preliminary financial results based upon information available to us as of the date of this prospectus, is not a comprehensive statement of our financial results for the three months or the fiscal year ended June 30, 2014 and has not been audited or reviewed by our independent registered public accounting firm. Our actual results may differ materially from this preliminary data. During the course of the preparation of our financial statements and related notes, additional adjustments to the preliminary financial information presented below may be identified. Any such adjustments may be material.

The following table sets forth a range of our estimated consolidated revenue and an accompanying reconciliation of estimated earnings/(loss) from continuing operations, the most directly comparable U.S. GAAP measure, to estimated EBITDA from continuing operations and estimated Adjusted EBITDA for the three months ended June 30, 2014 and the fiscal year ended June 30, 2014. For a further description of EBITDA from continuing operations and Adjusted EBITDA, see "—Summary Financial Data."

	Three Months Ended June 30, 2014	Year Ended June 30, 2014
	(unaudited; dollars in millions)	
Estimated Revenue	**$518 - $519**	**$1,826 - $1,827**
Estimated Earnings from continuing operations	**$20 - $30**	**$11 - $21**
Estimated Interest expense, net	40	163
Estimated Depreciation and amortization	34	143
Estimated Income tax provision	32 - 22	55 - 45
Estimated Noncontrolling interest	0	1
Estimated EBITDA from continuing operations	**$125 - $126**	**$372 - $373**
Estimated Other Adjustments—Note 1	25	59
Estimated Adjusted EBITDA	**$150 - $151**	**$431 - $432**

Note 1—See below *Estimated Adjusted EBITDA* for additional details of the primary drivers of the estimated other adjustments.

The following tables set forth estimated segment revenue and estimated Segment EBITDA for the three months ended June 30, 2014 and the fiscal year ended June 30, 2014. For a further description of Segment EBITDA, see "—Note 15. Segment Information" in our consolidated financial statements.

	Three Months Ended June 30			
	2014	2013	Change	%
Oral Technologies				
Estimated Net revenue	$ 348	$333	$ 15	4%
Estimated Segment EBITDA	$ 113	$101	$ 12	12%
Medication Delivery Solutions				
Estimated Net revenue	69	68	1	1%
Estimated Segment EBITDA	18	14	3	24%
Development and Clinical Services				
Estimated Net revenue	105	107	(1)	(1)%
Estimated Segment EBITDA	26	20	7	35%
Estimated Inter-segment revenue elimination	(3)	(3)	0	(3)%
Estimated Unallocated costs	(31)	(24)	(7)	31%
Combined Total				
Estimated Net revenue	$518 - $519	$505	13 - 14	3%
Estimated EBITDA from continuing operations	$125 - $126	$111	14 - 15	13% - 14%

	Fiscal Year Ended June 30			
	2014	2013	Change	%
Oral Technologies				
Estimated Net revenue	$ 1,180	$1,186	$ (6)	(1)%
Estimated Segment EBITDA	$ 324	$ 316	$ 9	3%
Medication Delivery Solutions				
Estimated Net revenue	246	219	27	12%
Estimated Segment EBITDA	49	32	17	55%
Development and Clinical Services				
Estimated Net revenue	412	405	7	2%
Estimated Segment EBITDA	84	75	9	11%
Estimated Inter-segment revenue elimination	(11)	(10)	(1)	6%
Estimated Unallocated costs	(84)	(91)	7	(8)%
Combined Total				
Estimated Net revenue	$1,826 - $1,827	$1,800	$26 - $27	1% - 2%

Discussion of Estimated Fourth Quarter 2014 Revenue and Adjusted EBITDA

Estimated Net Revenue

Net revenue is estimated to increase approximately $13 - $14 million, or 3%, and total approximately $518 - $519 million for the three months ended June 30, 2014 as compared to $505 million for the three months ended June 30, 2013. The estimated growth in net revenue is primarily driven by increased demand in our Oral Technologies segment, partially offset by lower revenue in our Development and Clinical Services segment due to the timing of comparator sale orders compared to the three months ended June 30, 2013. Within the Oral

Technologies segment, growth was partially offset by the absence of $8 million of packaging services related revenue which occurred in the comparable prior year period. We wound down the U.K. packaging services operation in June 2013.

Estimated Adjusted EBITDA

Adjusted EBITDA is estimated to increase approximately $23 million, or 18%, to approximately $150 - $151 million for the three months ended June 30, 2014 with growth coming from all three segments as compared to the three months ended June 30, 2013. The increase is primarily due to growth in our Oral Technologies segment along with strong growth in our Development and Clinical Services segment and favorable productivity throughout all segments.

The estimated other adjustments of $25 million are primarily driven by financing related expenses of approximately $11 million and restructuring charges of approximately $8 million.

Discussion of Estimated Fiscal 2014 Revenue and Adjusted EBITDA

Estimated Net Revenue

Net revenue is estimated to increase approximately $26 - $27 million, or 1% - 2%, to approximately $1,826 to $1,827 million for the year ended June 30, 2014 as compared to $1,800 million for the year ended June 30, 2013. The estimated growth in net revenue is primarily driven by our Medical Delivery Solutions segment compared to the year ended June 30, 2013. Within the Oral Technologies segment, revenue was partially affected by the absence of $39 million of packaging services related revenue from our U.K. packaging services operation which occurred in the comparable prior year period which did not occur in the current year period as we wound down the U.K. packaging services operation in June 2013.

Estimated Adjusted EBITDA

Adjusted EBITDA is estimated to increase approximately $19 million, or 5%, to approximately $431 and $432 million for the year ended June 30, 2014 with growth coming from all three segments as compared to the year ended June 30, 2013. The increase is primarily due to growth in our Medical Delivery segment along with growth in our Oral Technologies segment and favorable productivity throughout all segments.

The estimated other adjustments of $59 million are primarily driven by restructuring charges of approximately $20 million, sponsor monitoring fee of approximately $13 million, acquisition and integration expenses of approximately $12 million and financing related expenses of approximately $11 million.

THE OFFERING

Common stock offered by us	42,500,000 shares.
Option to purchase additional shares . . .	The underwriters have an option to purchase up to 6,375,000 additional shares of our common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Common stock outstanding after giving effect to this offering	117,301,370 shares (123,676,370 shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and offering expenses, will be approximately $820.5 million, based on an assumed initial public offering price of $20.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
	We intend to use the net proceeds from this offering to pay a termination fee to Blackstone and certain of the other existing owners and to repay a portion of our outstanding indebtedness, with any remaining balance to be used for general corporate purposes. See "Use of Proceeds."
Conflict of interest	Because Blackstone Advisory Partners L.P., one of the participating underwriters, is an affiliate of Blackstone Group L.P., which owns in excess of 10% of our outstanding common shares, Blackstone Advisory Partners L.P. is deemed to have a "conflict of interest" under Rule 5121 ("Rule 5121") of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to FINRA Rule 5121, Blackstone Advisory Partners L.P. will not sell to an account holder with a discretionary account any security with respect to which the conflict exists, unless Blackstone Advisory Partners L.P. has received specific written approval of the transaction from the account holder and retains documentation of the approval in its records.
Dividend policy	We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.
Risk factors	See "Risk Factors" for a discussion of risks you should carefully consider before deciding to invest in our common stock.
Proposed New York Stock Exchange trading symbol	"CTLT."

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the information based thereon does not reflect:

- 6,375,000 shares of common stock issuable upon exercise of the underwriters' option to purchase additional shares of common stock from us; or

- 6,700,000 shares of common stock that may be granted under our 2014 Omnibus Incentive Plan or 6,492,080 stock options, with a weighted average exercise price of $14.02 per share, or 324,870 restricted stock units outstanding under our 2007 Stock Incentive Plan. See "Management—2014 Omnibus Incentive Plan."

All share numbers, stock option exercise prices and number of shares subject to outstanding stock options and restricted stock units have been adjusted to reflect a 70-for-1 stock split, which was completed on July 17, 2014.

	Nine Months Ended March 31,		Year Ended June 30,		
	2014	2013	2013	2012	2011
	(dollars in millions, except per share data)				
Basic earnings per share attributable to Catalent common shareholders:					
Earnings/(loss) from continuing operations	$ (0.12)	$ (0.81)	(0.64)	0.01	(0.44)
Net earnings/(loss)	(0.16)	(0.88)	(0.62)	(0.54)	(0.72)
Diluted earnings per share attributable to Catalent common shareholders:					
Earnings/(loss) from continuing operations	$ (0.12)	$ (0.81)	(0.64)	0.01	(0.44)
Net earnings/(loss)	(0.16)	(0.88)	(0.62)	(0.54)	(0.72)
Balance Sheet Data (at period end):					
Cash and cash equivalents	$ 55.7		$ 106.4	$ 139.0	
Total assets	3,091.0		3,056.8	3,139.0	
Total debt, including current portion of long-term debt and other short-term borrowing	2,701.2		2,691.6	2,683.5	
Total liabilities	3,491.4		3,467.1	3,489.7	
Summary Statement of Cash Flows Data:					
Net cash provided by (used in) continuing operations:					
Operating activities	$ 95.2	$ 84.4	$ 139.1	$ 87.7	$ 111.6
Investing activities	(114.7)	(84.5)	(122.1)	(538.2)	(83.3)
Financing activities	(36.3)	(51.4)	(49.3)	352.9	(26.1)
Operational and Other Data:					
Adjusted EBITDA[3]	$ 281.6	$ 284.5	$ 412.7	$ 388.3	$ 353.8
Capital expenditures	62.0	84.8	122.5	104.2	87.3

(1) In March 2011, a U.K. based packaging facility was damaged by fire. Amounts reported are net of insurance recovery.

(2) In the fourth quarter of fiscal 2012, we sold our U.S. based commercial packaging operations. During fiscal 2011, we classified its printed components facilities as held for sale and therefore as a discontinued operation.

(3) Management measures operating performance based on consolidated earnings from continuing operations before interest expense, expense/(benefit) for income taxes and depreciation and amortization and adjusted for the income or loss attributable to noncontrolling interest ("EBITDA from continuing operations"). EBITDA from continuing operations is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP and is subject to important limitations.

We believe that the presentation of EBITDA from continuing operations enhances an investor's understanding of our financial performance. We believe this measure is a useful financial metric to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business and use this measure for business planning purposes. In addition, given the significant investments that we have made in the past in property, plant and equipment, depreciation and amortization expenses represent a meaningful portion of our cost structure. We believe that EBITDA from continuing operations provides investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures because it eliminates depreciation and amortization expense. Adjusted EBITDA is defined as EBITDA from continuing operations with certain other adjustments noted in the table below. Our management uses Adjusted EBITDA as an operating performance measure. Under the indentures governing

A reconciliation of earnings/(loss) from continuing operations, the most directly comparable U.S. GAAP measure, to EBITDA from continuing operations and Adjusted EBITDA is as follows:

	Nine Months Ended March 31,		Year Ended June 30,		
	2014	**2013**	**2013**	**2012**	**2011**
			(in millions)		
Earnings/(loss) from continuing operations	$ (9.1)	$ (61.0)	$ (48.0)	$ 2.1	$ (29.1)
Interest expense, net	122.8	160.7	203.2	183.2	165.5
Depreciation and amortization	108.9	114.9	152.2	129.7	115.5
Income tax expense	23.3	5.9	24.1	16.5	23.7
Noncontrolling interest	0.8	—	0.1	(1.2)	(3.9)
EBITDA from continuing operations	246.7	220.5	331.6	330.3	271.7
Equity compensation[a]	3.4	2.2	2.8	3.7	3.9
Impairment charges and loss on sale of assets[b]	0.4	4.6	5.2	1.8	3.6
Financing related expenses[c]	0.1	11.2	16.9	—	—
U.S. GAAP Restructuring[d]	11.9	12.7	18.4	19.5	12.5
Acquisition, integration and other special items[e]	9.2	12.8	15.5	33.1	14.4
Property and casualty losses/(gains) net[f]	—	—	—	(8.8)	11.6
Foreign exchange loss/(gain) (included in other (income)/expense, net)[g]	0.3	10.5	5.7	(4.6)	25.5
Other adjustments[h]	(0.1)	0.6	4.2	1.4	—
Sponsor advisory fee[i]	9.7	9.4	12.4	11.8	10.6
Adjusted EBITDA	$281.6	$284.5	$412.7	$388.2	$353.8

(a) Reflects non-cash stock-based compensation expense under the provisions of ASC 718 Compensation Stock Compensation.
(b) Reflects non-cash asset impairment charges and losses from the sale of assets not included in restructuring and other special items discussed below.
(c) Reflects the expenses associated with refinancing activities undertaken by us during the period.
(d) Reflects U.S. GAAP restructuring charges which were primarily attributable to activities which focus on various aspects of operations, including consolidating certain operations, rationalizing headcount and aligning operations in a more strategic and cost-efficient structure to optimize our business.
(e) Primarily reflects acquisition and integration related costs.
(f) Primarily reflects property and casualty (gains)/losses resulting from fire damage to a U.K. packaging services operation and the associated insurance reimbursements.
(g) Represents unrealized foreign currency exchange rate (gains)/losses primarily driven by inter-company loans denominated in a currency different from the functional currency of either the borrower or the lender. The foreign exchange adjustment is also impacted by the exclusion of realized foreign currency exchange rate (gains)/losses from the non-cash and cash settlement of inter-company loans. Inter-company loans are between Catalent entities and do not reflect the ongoing results of our trade operations.
(h) Reflects certain other adjustments made pursuant to the definition of "EBITDA" under our indentures and credit agreements.
(i) Represents amount of sponsor advisory fee, which will be terminated following the offering. See "Certain Relationships and Related Party Transactions—Transaction and Advisory Fee Agreement."

changes in ownership of our company that may occur in the future. Under Section 382 of the Code and comparable provisions of state, local and foreign tax laws, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change by value in its equity ownership over a three year period, the corporation's ability to carry forward its pre-change net operating loss carryforwards to reduce its post-change income may be limited. We may experience ownership changes in the future as a result of future changes in our stock ownership. As a result, if we generate taxable income in future years, our ability to use our pre-change net operating loss carryforwards to reduce U.S. federal and state taxable income may be subject to limitations, which could result in increased future tax liability to us.

We are dependent on key personnel.

We depend on senior executive officers and other key personnel, including our technical personnel, to operate and grow our business and to develop new enhancements, offerings and technologies. The loss of any of these officers or other key personnel combined with a failure to attract and retain suitably skilled technical personnel could adversely affect our operations.

In addition to our executive officers, we rely on the top approximately 150 senior leaders to lead and direct the company. Our senior leadership team ("SLT") is comprised of vice presidents and directors who hold critical positions and possess specialized talents and capabilities which give us a competitive advantage in the market. The members of the SLT hold positions such as general manager of manufacturing, general manager of analytical and development laboratories, vice president/general manager of business unit commercial development, director of operations, and vice president of quality and regulatory activities. We have certain long term incentive and retention plans for non-executive employees, which include provisions for payment within 90 days following a qualified public offering, as defined in the respective plan document, which we expect will be triggered by this offering. Following this offering, we expect to pay an aggregate of approximately $20.9 million under these plans, including amounts triggered by the qualified public offering.

With respect to our technical talent, we have over 1,000 scientists and technicians whose areas of expertise and specialization cover subjects such as advanced delivery, drug and biologics formulation and manufacturing. Many of our sites and laboratories are located in competitive labor markets like Morrisville, North Carolina; Brussels, Belgium; Woodstock, Illinois; Madison, Wisconsin; Schorndorf, Germany. Global and regional competitors and, in some cases, customers and suppliers compete for the same skills and talent as we do.

Risks generally associated with our information systems could adversely affect our results of operations.

We rely on information systems in our business to obtain, rapidly process, analyze and manage data to:

- facilitate the manufacture and distribution of thousands of inventory items to and from our facilities;
- receive, process and ship orders on a timely basis;
- manage the accurate billing and collections for thousands of customers;
- manage the accurate accounting and payment for thousands of vendors; and
- schedule and operate our global network of development, manufacturing and packaging facilities.

Our results of operations could be adversely affected if these systems are interrupted, damaged by unforeseen events or fail for any extended period of time, including due to the actions of third parties.

We may in the future engage in acquisitions and other transactions that may complement or expand our business or divest of non-strategic businesses or assets. We may not be able to complete such transactions and such transactions, if executed, pose significant risks and could have a negative effect on our operations.

Our future success may be dependent on opportunities to buy other businesses or technologies and possibly enter into joint ventures that could complement, enhance or expand our current business or offerings and services or that might otherwise offer us growth opportunities. We may face competition from other companies in pursuing acquisitions in the pharmaceutical and biotechnology industry. Our ability to acquire targets may also be limited by applicable antitrust laws and other regulations in the United States and other foreign jurisdictions in

Risks Relating to Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

Following this offering, we will continue to be highly leveraged. As of March 31, 2014, on an as adjusted basis giving effect to this offering, the use of proceeds therefrom as described under "Use of Proceeds" and the refinancing of our existing senior secured credit facilities with our new senior secured credit facilities, we would have had $1,957.3 million of indebtedness. In addition, we would have had $188.2 million of availability under our new revolving credit facility after giving effect to $11.8 million of outstanding letters of credit. If the proceeds of this offering are not sufficient to repay such indebtedness, our leverage may be higher. See "Use of Proceeds."

Our high degree of leverage could have important consequences for us, including:

- increasing our vulnerability to adverse economic, industry or competitive developments;

- exposing us to the risk of increased interest rates because certain of our borrowings are at variable rates of interest;

- exposing us to the risk of fluctuations in exchange rates because certain of our borrowings are denominated in euros;

- making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the governing our indebtedness;

- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

- limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

- limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Our total interest expense, net was $203.2 million, $183.2 million and $165.5 million for fiscal years 2013, 2012 and 2011, respectively.

Assuming we redeem all of our outstanding notes as described under "Use of Proceeds," following this offering, all of our indebtedness will be floating rate debt. After this offering we may elect to enter into swaps to reduce our exposure to floating interest rates as described under "—We may utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness and we will be exposed to risks related to counterparty creditworthiness or non-performance of these instruments."

Despite our high indebtedness level, we and our subsidiaries will still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

Prior stockholders have paid substantially less per share of our common stock than the price in this offering. The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of outstanding common stock prior to completion of the offering. Based on our net tangible book value as of March 31, 2014 and upon the issuance and sale of shares of common stock by us at an assumed initial public offering price of $20.50 per share, which is the mid-point of the range set forth on the cover page of this prospectus, if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $29.45 per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the pro forma net tangible book value per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, executive officers and directors under our current and future stock incentive plans, including our 2014 Omnibus Incentive Plan. See "Dilution."

Our stock price may change significantly following the offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in "—Risks Related to Our Business and Industry" and the following:

- results of operations that vary from the expectations of securities analysts and investors;

- results of operations that vary from those of our competitors;

- changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

- declines in the market prices of stocks generally, or those of pharmaceutical companies;

- strategic actions by us or our competitors;

- announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

- changes in general economic or market conditions or trends in our industry or markets;

- changes in business or regulatory conditions;

- future sales of our common stock or other securities;

- investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

- the public's response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission (the "SEC");

- announcements relating to litigation;

- guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

- the development and sustainability of an active trading market for our stock;

- changes in accounting principles; and

- other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We intend to retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering we will have a total of 117,301,370 shares of common stock outstanding. Of the 117,301,370 outstanding shares, the 42,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act ("Rule 144"), including our directors, executive officers and other affiliates (including affiliates of Blackstone) may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale."

The remaining 74,801,370 shares, representing 64% of our total outstanding shares of common stock following this offering, will be "restricted securities" within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in "Shares Eligible for Future Sale."

In connection with this offering, we, our directors and executive officers, and holders of substantially all of our common stock prior to this offering have each agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See "Underwriting (Conflict of Interest)" for a description of these lock-up agreements.

In addition, 2,801,761 shares of common stock will be eligible for sale upon exercise of vested options. As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and the shares of common stock subject to issuance under the 2014 Omnibus Incentive Plan to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. We expect that the initial registration statement on Form S-8 will cover 13,516,950 shares of common stock. Once these shares are registered, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

Upon the expiration of the lock-up agreements described above, the remaining shares will be eligible for resale, which would be subject to volume, manner of sale and other limitations under Rule 144. In addition, pursuant to a registration rights agreement, our existing owners have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, our existing owners could cause the prevailing market price of our common stock to decline. Following completion of this offering, the shares covered by registration rights would represent approximately 64% of our outstanding common stock (or 60%, if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See "Shares Eligible for Future Sale."

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

- a classified board of directors with staggered three-year terms;
- the ability of our board of directors to issue one or more series of preferred stock;

- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

- certain limitations on convening special stockholder meetings;

- the removal of directors only for cause and only upon the affirmative vote of holders of at least 66⅔% of the shares of common stock entitled to vote generally in the election of directors if Blackstone and its affiliates hold less than 40% of our outstanding shares of common stock; and

- that certain provisions may be amended only by the affirmative vote of at least 66⅔% of the shares of common stock entitled to vote generally in the election of directors if Blackstone and its affiliates cease to hold less than 40% of our outstanding shares of common stock.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See "Description of Capital Stock."

Affiliates of Blackstone control us and their interests may conflict with ours or yours in the future.

Immediately following this offering of common stock, affiliates of Blackstone will beneficially own approximately 55% of our common stock, or approximately 52% if the underwriters exercise in full their option to purchase additional shares. As a result, investment funds associated with or designated by affiliates of Blackstone will have the ability to elect all of the members of our board of directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, Blackstone may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, Blackstone could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. Additionally, in certain circumstances, acquisitions of debt at a discount by purchasers that are related to a debtor can give rise to cancellation of indebtedness income to such debtor for U.S. federal income tax purposes.

Blackstone is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. For example, Blackstone has made investments in Biomet, Inc., Emcure Pharmaceuticals Ltd., Apria Healthcare Group Inc., Nycomed Holding A/S, DJO Global LLC, Independent Clinical Services Ltd, Southern Cross Healthcare Group PLC, Stiefel Laboratories, Inc, Team Health Holdings, Inc. and Vanguard Health Systems, Inc.

Our amended and restated certificate of incorporation will provide that none of Blackstone, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Blackstone also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as Blackstone continues to own a significant amount of our combined voting power, even if such amount is less than 50%, Blackstone will continue to be able to strongly influence or effectively control our decisions and, so long as Blackstone and its affiliates collectively own at least 5% of all outstanding shares of our stock entitled to vote generally in the election of directors, it will be able to appoint individuals to our board of directors under a stockholders agreement which we expect to adopt in connection with this offering. In addition, Blackstone will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $20.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $820.5 million (or $944.3 million if the underwriters exercise in full their option to purchase additional shares). A $1.00 increase or decrease in the assumed initial public offering price of $20.50 per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $40.3 million (or $46.3 million if the underwriters exercise in full their option to purchase additional shares), assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to:

- pay a termination fee equal to approximately $29.8 million to Blackstone and certain of the other existing owners;

- redeem the outstanding $297.1 million aggregate principal amount of our 9¾% Senior Subordinated Notes due 2017 for a total redemption price of $313.2 million (including accrued and unpaid interest);

- redeem the outstanding $350.0 million aggregate principal amount of our 7⅞% Senior Notes due 2018 for a total redemption price of $365.0 million (including accrued and unpaid interest); and

- use the remaining proceeds to repay $112.6 million of the $275.0 million aggregate principal amount outstanding under our senior unsecured term loan facility.

Any remaining net proceeds will be used for general corporate purposes.

Borrowings under our senior unsecured term loan facility bear interest, at our option, at a rate equal to the margin over either (a) a base rate determined by reference to the higher of (1) the rate of interest published by The Wall Street Journal as its "prime interest rate" and (2) the federal funds rate plus 0.5% or (b) a LIBOR rate determined by reference to the cost of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. Under the senior unsecured term loan, the applicable margin is 5.25% for loans based on a LIBOR rate and 4.25% for loans based on the base rate. The LIBOR rate is subject to a floor of 1.25% and the base rate is subject to a floor of 2.25%. See "Description of Certain Indebtedness—Senior Unsecured Credit Facilities." Our senior unsecured term loan facility matures December 31, 2017.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2014 on:

- an actual basis; and

- an as adjusted basis to give effect to:

  - our borrowings under our new senior secured term loan facility and repayment of the borrowings under our existing senior secured credit facilities;

  - the sale by us of 42,500,000 shares of common stock in this offering at an assumed initial public offering price of $20.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

  - the application of net proceeds from this offering as described under "Use of Proceeds," assuming the application of the net proceeds therefrom had occurred on March 31, 2014.

You should read this table in conjunction with the information contained in "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness," as well as our audited and unaudited consolidated financial statements included elsewhere in this prospectus and the notes thereto included elsewhere in this prospectus.

	As of March 31, 2014	
	Actual	As Adjusted[1]
	(In millions, except share and per share data)	
Cash and cash equivalents	$ 55.7	$ 55.7
Debt:		
Senior secured credit facilities		
Revolving credit facility[2]	—	—
Term loan facilities[3]	1,708.2	—
9¾% Senior Subordinated Notes due 2017[4]	297.1	—
7⅞% Senior Notes	348.6	—
Senior unsecured term loan facility	274.3	161.7
New senior secured credit facilities		
New revolving credit facility[5]	—	—
New term loan facilities[6]	—	1,722.6
Other obligations[7]	73.0	73.0
Total debt	2,701.2	1,957.3
Redeemable noncontrolling interest[8]	4.5	4.5
Stockholders' equity:		
Common stock, $0.01 par value, 84,000,000 shares authorized, actual; 74,801,370 shares issued and outstanding, actual; 1,000,000,000 shares authorized, as adjusted; and 117,301,370 shares issued and outstanding, as adjusted	0.7	1.2
Additional paid-in capital	1,030.3	1,850.3
Accumulated deficit	(1,439.8)	(1,512.9)
Accumulated other comprehensive income	8.8	8.8
Total Catalent shareholders' (deficit)/equity	(400.0)	347.4
Noncontrolling interest	(0.4)	(0.4)
Total shareholders' (deficit)/equity	(400.4)	347.0
Total capitalization	$ 2,305.3	$ 2,308.8

(1) Each $1.00 increase or decrease in the assumed initial public offering price of $20.50 per share would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital and total Catalent

shareholders' deficit by approximately $40.3 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

(2) Our revolving credit facility as of March 31, 2014 provided for availability of $200.3 million. As of March 31, 2014, there were no outstanding borrowings under the revolving credit facility and there were $11.8 million in outstanding letters of credit. On May 20, 2014, our former revolving credit facility was replaced with a new five-year $200 million revolving credit facility as described under "Description of Certain Indebtedness—New Senior Secured Credit Facilities."

(3) As of March 31, 2014, our former senior secured term loan facilities included three tranches: a €202.3 million euro-denominated tranche maturing September 15, 2016, a $786.2 million U.S. dollar-denominated tranche maturing September 15, 2016 and a $643.1 million U.S. dollar-denominated tranche maturing September 15, 2017. The euro-denominated tranche is shown using a U.S. dollar-equivalent based on an exchange rate of approximately €1 = $1.38. On May 20, 2014, we amended and restated our senior secured credit agreement and replaced all of our former senior secured term loan facilities as described under "Description of Certain Indebtedness—New Senior Secured Credit Facilities."

(4) Represents the U.S. dollar-equivalent of the €215.4 million aggregate principal amount of senior subordinated notes based on an exchange rate of approximately €1 = $1.38.

(5) Our new revolving credit facility provides for availability of $200.0 million. See "Description of Certain Indebtedness—New Senior Secured Credit Facilities."

(6) The amended and restated credit agreement provides for two tranches of term loan facilities: a $1,400.0 million U.S. dollar term loan and a €250 million euro term loan. See "Description of Certain Indebtedness—New Senior Secured Credit Facilities."

(7) Other obligations consist primarily of loans for equipment, buildings and a capital lease for a building.

(8) In July 2013, we acquired a 67% controlling interest in a softgel manufacturing facility located in Haining, China. The noncontrolling interest shareholders have the right to jointly sell the remaining 33% interest to us during the 30-day period following the third anniversary of closing for a price based on the greater of (1) an amount that would provide the noncontrolling interest shareholders a return on their investment of a predetermined amount per annum on their pro rata share of the initial valuation or (2) a multiple of the sum of the target's earnings before interest, taxes, depreciation and amortization and amortization less net debt for the four quarters immediately preceding such sale. Noncontrolling interests with redemption features, such as the arrangement described above, that are not solely within the issuer's control are considered redeemable noncontrolling interests, which are considered temporary equity and are therefore reported outside of permanent equity on our consolidated balance sheet at the greater of (1) the initial carrying amount adjusted for the noncontrolling interest's share of net income/(loss) and (2) its redemption value. As of March 31, 2014, the redemption value of the redeemable noncontrolling interest approximated the carrying value.

DILUTION

If you invest in shares of our common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the net tangible book value per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the net tangible book value per share attributable to the shares of common stock held by existing owners.

Our net tangible book value as of March 31, 2014 was approximately $(1,869.9) million, or $(25.00) per share of common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $20.50 per share, the midpoint range described on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value as of March 31, 2014 would have been $(1,049.4) million, or $(8.95) per share of common stock. This represents an immediate increase in net tangible book value of $16.05 per share of common stock to our existing owners and an immediate and substantial dilution in net tangible book value of $29.45 per share of common stock to investors in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Assumed initial public offering price per share of common stock		$20.50
Net tangible book value per share of common stock as of March 31, 2014	$(25.00)	
Increase in net tangible book value per share of common stock attributable to investors in this offering	$ 16.05	
As adjusted net tangible book value per share of common stock after the offering		$ (8.95)
Dilution per share of common stock to investors in this offering		$29.45

A $1.00 increase in the assumed initial public offering price of $20.50 per share of our common stock would increase our net tangible book value after giving to the offering by $40.3 million, or by $0.34 per share of our common stock, assuming the number of shares offered by us remains the same and after deducting the underwriting discount and the estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The following table summarizes, as of March 31, 2014, the total number of shares of common stock purchased from us, the total cash consideration paid to us, and the average price per share paid by existing owners and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing owners paid. The table below assumes an initial public offering price of $20.50 per share, the midpoint of the range set forth on the cover of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of Common Stock Purchased		Total Consideration		Average Price Per Share of Common Stock
	Number	Percent	Amount	Percent	
			(Dollar amounts in thousands, except per share amounts)		
Existing owners	74,801,370	64%	$1,067,802	55%	$14.28
Investors in this offering	42,500,000	36%	$ 871,250	45%	$20.50
Total	117,301,370	100.0%	$1,939,052	100.0%	$16.53

Each $1.00 increase in the assumed offering price of $20.50 per share would increase total consideration paid by investors in this offering and total consideration paid by all stockholders by $42.5 million, assuming the number of shares offered by us remains the same. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The dilution information above is for illustration purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

SELECTED FINANCIAL DATA

We derived the selected statement of operations data for the years ended June 30, 2013, 2012 and 2011 and the selected balance sheet data as of June 30, 2013 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected statement of operations data for the years ended June 30, 2010 and 2009 and the selected balance sheet data as of June 30, 2011, 2010 and 2009 from our audited consolidated financial statements, which are not included in this prospectus. We derived the selected statement of operations data for the nine months ended March 31, 2014 and 2013 and the selected consolidated balance sheet data as of March 31, 2014 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

You should read the selected consolidated financial data below together with our audited consolidated financial statements included elsewhere in this prospectus including the related notes thereto appearing elsewhere in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness," and the other financial information included elsewhere in this prospectus.

	Nine Months Ended March 31,		Year Ended June 30,				
	2014	2013	2013	2012	2011	2010	2009
	(in millions, except per share data)						
Statement of Operations Data:							
Revenues							
Net revenue	$1,308.1	$1,295.1	$1,800.3	$1,694.8	$1,531.8	$1,480.4	$1,398.8
Cost of sales	899.8	900.2	1,231.7	1,136.2	1,029.7	1,039.5	1,018.1
Gross margin	408.3	394.9	568.6	558.6	502.1	440.9	380.7
Selling, general and administrative expenses	256.2	251.7	340.6	348.1	288.3	270.1	241.4
Impairment charges and (gain)/loss on sale of assets	0.4	4.6	5.2	1.8	3.6	214.8	139.4
Restructuring and other	11.9	12.7	18.4	19.5	12.5	17.7	15.4
Property and casualty (gain)/loss, net[1]	—	—	—	(8.8)	11.6	—	—
Operating earnings/(loss)	139.8	125.9	$ 204.4	$ 198.0	$ 186.1	$ (61.7)	$ (15.5)
Interest expense, net	122.8	160.7	203.2	183.2	165.5	161.0	182.0
Other (income)/expense, net	2.8	20.3	25.1	(3.8)	26.0	(7.3)	(17.0)
Earnings/(loss) from continuing operations before income taxes	14.2	(55.1)	(23.9)	18.6	(5.4)	(215.4)	(180.5)
Income tax expense/(benefit)	23.3	5.9	24.1	16.5	23.7	21.9	17.0
Earnings/(loss) from continuing operations	(9.1)	(61.0)	(48.0)	2.1	(29.1)	(237.3)	(197.5)
Earnings/(loss) from discontinued operations, net of tax	(2.7)	(4.9)	1.2	(41.3)	(21.0)	(49.7)	(111.2)
Net earnings/(loss)	(11.8)	(65.9)	(46.8)	(39.2)	(50.1)	(287.0)	(308.7)
Less: net earnings/(loss) attributable to noncontrolling interest, net of tax	(0.8)	—	(0.1)	1.2	3.9	2.6	(0.6)
Net earnings/loss attributable to Catalent	$ (11.0)	$ (65.9)	(46.7)	(40.4)	(54.0)	(289.6)	(308.1)
Basic earnings per share attributable to Catalent common shareholders:							
Earnings/(loss) from continuing operations	(0.12)	(0.81)	(0.64)	0.01	(0.44)	(3.23)	(3.37)
Net earnings/(loss)	(0.16)	(0.88)	(0.62)	(0.54)	(0.72)	(3.89)	(4.14)
Diluted earnings per share attributable to Catalent common shareholders:							
Earnings/(loss) from continuing operations	(0.12)	(0.81)	(0.64)	0.01	(0.44)	(3.23)	(3.37)
Net earnings/(loss)	(0.16)	(0.88)	(0.62)	(0.54)	(0.72)	(3.89)	(4.14)

(1) In March 2011, a U.K. based packaging facility was damaged by fire. Amounts reported are net of insurance recovery.

clinical runs. We plan to continue to expand our product line in existing and new markets, and in higher margin specialty products with additional respiratory, ophthalmic, injectable and nasal applications. Representative customers include Pfizer, Sanofi-Aventis, Novartis, Roche and Teva.

Our biologics offerings include our formulation development and cell-line manufacturing based on our advanced and patented Gene Product Expression ("GPEx") technology, which is used to develop stable, high-yielding mammalian cell lines for both innovator and bio-similar biologic compounds. Our GPEx technology can provide rapid cell line development, high biologics production yields, flexibility and versatility. We believe our development stage SMARTag next-generation antibody-drug conjugate technology will provide more precision targeting for delivery of drugs to tumors or other locations, with improved safety versus existing technologies. In fiscal 2013, we launched our recently completed biologics facility in Madison, Wisconsin, with expanded capability and capacity to produce clinical scale biologic supplies; combined with offerings from other businesses of Catalent and external partners, we now provide the broadest range of technologies and services supporting the development and launch of new biologic entities, biosimilars or biobetters to bring a product from gene to market commercialization, faster.

We have four Medication Delivery Solutions manufacturing facilities, including two in North America and two in Europe. Our Medication Delivery Solutions segment represented approximately 12% of total net revenue for fiscal 2013 on a combined basis before inter-segment eliminations.

Development and Clinical Services

Our Development and Clinical Services segment provides manufacturing, packaging, storage and inventory management for drugs and biologics in clinical trials. We offer customers flexible solutions for clinical supplies production, and provide distribution and inventory management support for both simple and complex clinical trials. This includes dose form manufacturing or over-encapsulation where needed; supplying placebos, comparator drug procurement and clinical packages and kits for physicians and patients; inventory management; investigator kit ordering and fulfillment; and return supply reconciliation and reporting. We support trials in all regions of the world through our facilities and distribution network. In fiscal 2012, we substantially expanded this business via our acquisition of the clinical trial supplies (CTS) business of Aptuit in February 2012 (see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for further discussion).

We also offer analytical chemical and cell-based testing and scientific services, stability testing, respiratory products formulation and manufacturing, regulatory consulting, and bioanalytical testing for biologic products. Our respiratory product capabilities include development and manufacturing services for inhaled products for delivery via metered dose inhalers, dry powder inhalers and nasal sprays. We also provide formulation development and clinical and commercial manufacturing for conventional and specialty oral dose forms. We provide global regulatory and clinical support services for our customers' regulatory and clinical strategies during all stages of development. Demand for our offerings is driven by the need for scientific expertise and depth and breadth of services offered, as well as by the reliable supply thereof, including quality, execution and performance. We have nine Development and Clinical Services facilities, including three in North America, four in Europe and two in the Asia Pacific region. Our Development & Clinical Services segment represented approximately 22% of total net revenue for fiscal 2013 on a combined basis before inter-segment eliminations.

Factors Affecting our Performance

Fluctuations in Operating Results

Our financial reporting periods operate on a June 30 fiscal year end. Our revenue and net earnings are generally higher in our third and fourth quarters of each fiscal year. These fluctuations are primarily the result of the timing of our, and our customers', annual operational maintenance periods at locations in Europe and the

A reconciliation of net income, the most directly comparable U.S. GAAP measure, to Adjusted Net Income is as follows:

	Nine Months Ended March 31,		Year Ended June 30,		
	2014	2013	2013	2012	2011
	(in millions)				
Net earnings/(loss)	$(11.8)	$(65.9)	$(46.8)	$(39.2)	$(50.1)
(Earnings)/loss from discontinued operations, net of tax ...	2.7	4.9	(1.2)	41.3	21.0
Earnings/(loss) from continuing operations	(9.1)	(61.0)	(48.0)	2.1	(29.1)
Amortization[1]	31.7	32.3	43.4	34.0	28.8
Non-cash income tax (benefit)/expense[2]	9.8	(4.4)	9.9	(7.4)	3.1
Net earnings/loss attributable to noncontrolling interest, net of tax	0.8	—	0.1	(1.2)	(3.9)
Equity compensation[3]	3.4	2.2	2.8	3.7	3.9
Impairment charges and (gain)/loss on sale of assets[4]	0.4	4.6	5.2	1.8	3.6
Financing related expenses[5]	0.1	11.2	16.9	—	—
U.S. GAAP Restructuring[6]	11.9	12.7	18.4	19.5	12.5
Acquisition, integration and other special items[7]	9.2	12.8	15.5	33.1	14.4
Property and casualty (gains)/losses, net[8]	—	—	—	(8.8)	11.6
Foreign Exchange loss (gain)/ (included in other (income)/ expense, net)[9]	0.3	10.5	5.7	(4.6)	25.5
Other adjustments[10]	(0.1)	0.6	4.2	1.4	—
Sponsor advisory fee[11]	9.7	9.4	12.4	11.8	10.6
Estimated cash tax (savings)/expense attributable to reconciling items[12]	(2.7)	(3.0)	(4.1)	(4.3)	(7.1)
Adjusted Net Income/(loss)	$ 65.4	$ 27.9	$ 82.4	$ 81.1	$ 73.9

(1) Represents the amortization attributable to purchase accounting for previously completed business combinations.

(2) Represents the amount of income tax-related (benefit)/expense recorded within our net earnings/(loss) which does not result in cash payment or receipt.

(3) Reflects non-cash stock-based compensation expense under the provisions of ASC 718 Compensation Stock Compensation.

(4) Reflects non-cash asset impairment charges and losses from the sale of assets not included in restructuring and other special items discussed below.

(5) Reflects the expense associated with refinancing activities undertaken by the Company during the period.

(6) Reflects U.S. GAAP restructuring charges which were primarily attributable to activities which focus on various aspects of operations, including consolidating certain operations, rationalizing headcount and aligning operations in a more strategic and cost-efficient structure to optimize our business.

(7) Primarily reflects acquisition and integration related costs.

(8) Primarily reflects property and casualty (gains)/losses resulting from fire damage to a U.K. packaging services operation and the associated insurance reimbursements.

(9) Represents unrealized foreign currency exchange rate (gains)/losses primarily driven by inter-company loans denominated in a currency different from the functional currency of either the borrower or the lender. The foreign exchange adjustment is also impacted by the exclusion of realized foreign currency exchange rate (gains)/losses from the non-cash and cash settlement of inter-company loans. Inter-company loans are between Catalent entities and do not reflect the ongoing results of our trade operations.

(10) Reflects certain other adjustments made pursuant to the definition of "EBITDA" under our indentures and credit agreements.

(11) Represents amount of sponsor advisory fee, which will be terminated following the offering. See "Certain Relationships and Related Party Transactions—Transaction and Advisory Fee Agreement."

(12) Represents the estimated cash tax impact of certain items recorded in each period that are added back in the calculation of Adjusted Net Income/(loss). The estimate is determined by applying the statutory tax rate in tax paying jurisdictions to income or expense items which impact cash taxes paid. Generally, amortization attributable to purchase accounting, unrealized gains/losses due to foreign currency translation and non-cash equity compensation do not impact cash taxes.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of results on a constant currency basis in addition to reported results helps improve investors' ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We calculate constant currency by calculating current-year results using prior-year foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with U.S. GAAP. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with U.S. GAAP.

Results of Operations

Nine Months Ended March 31, 2014 compared to the Nine Months Ended March 31, 2013

(Dollars in millions)	Nine Months Ended March 31, 2014	2013	Increase/(Decrease) Change $	Change %
Net revenue	$ 1,308.1	$1,295.1	$ 13.0	1%
Cost of sales	899.8	900.2	(0.4)	*
Gross margin	408.3	394.9	13.4	3%
Selling, general and administrative expense	256.2	251.7	4.5	2%
Impairment charges and (gain)/loss on sale of assets	0.4	4.6	(4.2)	(91)%
Restructuring and other	11.9	12.7	(0.8)	(6)%
Operating earnings/(loss)	139.8	125.9	13.9	11%
Interest expense, net	122.8	160.7	(37.9)	(24)%
Other (income)/expense, net	2.8	20.3	(17.5)	(86)%
Earnings/(loss) from continuing operations, before income taxes	14.2	(55.1)	69.3	*
Income tax expense/(benefit)	23.3	5.9	17.4	*
Earnings/(loss) from continuing operations	(9.1)	(61.0)	51.9	(85)%
Net earnings/(loss) from discontinued operations, net of tax	(2.7)	(4.9)	2.2	(45)%
Net earnings/(loss)	(11.8)	(65.9)	54.1	(82)%
Net earnings/(loss) attributable to noncontrolling interest	(0.8)	—	(0.8)	*
Net earnings/(loss) attributable to Catalent	$ (11.0)	$ (65.9)	$ 54.9	(83)%

* Percentage not meaningful

52

Provision/(Benefit) for Income Taxes

Our provision for income taxes for the nine months ended March 31, 2014 was $23.3 million relative to earnings before income taxes of $14.2 million. Our provision for income taxes for the nine months ended March 31, 2013 was $5.9 million relative to losses before income taxes of $55.1 million. The income tax provision for the current period is not comparable to the same period of the prior year due to changes in pretax income over many jurisdictions and the impact of discrete items. Generally, fluctuations in the effective tax rate are primarily due to changes in our geographic pretax income resulting from our business mix and changes in the tax impact of permanent differences, restructuring, other special items and other discrete tax items, which may have unique tax implications depending on the nature of the item. Our effective tax rate at March 31, 2014 reflects an increase in a tax reserve related to the potential disallowance of certain tax benefits in the United Kingdom, partially offset by a deferred tax benefit resulting from a reduction in the United Kingdom statutory tax rate during the first quarter of fiscal 2014 and benefits derived from operations outside the United States, which are generally taxed at lower rates than the U.S. statutory rate of 35%.

Segment Review

Our results on a segment basis for the nine months ended March 31, 2014 compared to the nine months ended March 31, 2013 are as follows:

(Dollars in millions)	Nine Months Ended March 31,		Increase/(Decrease)	
	2014	2013	Change $	Change %
Oral Technologies				
Net revenue	$ 832.0	$ 853.0	$(21.0)	(2)%
Segment EBITDA	211.2	214.9	(3.7)	(2)%
Medication Delivery Solutions				
Net revenue	177.2	151.2	26.0	17%
Segment EBITDA	30.9	17.1	13.8	81%
Development and Clinical Services				
Net revenue	306.8	298.1	8.7	3%
Segment EBITDA	57.2	55.5	1.7	3%
Inter-segment revenue elimination	(7.9)	(7.2)	(0.7)	10%
Unallocated Costs[1]	(52.6)	(67.0)	14.4	(21)%
Combined Total				
Net revenue	$1,308.1	$1,295.1	$ 13.0	1%
EBITDA from continuing operations	$ 246.7	$ 220.5	$ 26.2	12%

* Percentage not meaningful

(1) Unallocated costs includes equity-based compensation, impairment charges, certain other corporate directed costs, and other costs that are not allocated to the segments as follows:

(Dollars in millions)	Nine Months Ended March 31,	
	2014	2013
Impairment charges and gain/(loss) on sale of assets	$ (0.4)	$ (4.6)
Equity compensation	(3.4)	(2.2)
Restructuring and other special items	(20.9)	(21.3)
Sponsor advisory fee	(9.7)	(9.4)
Noncontrolling interest	0.8	—
Other income/(expense)[2], net	(2.8)	(20.3)
Non-allocated corporate costs, net	(16.2)	(9.2)
Total unallocated costs	$(52.6)	$(67.0)

Segment Review

Our results on a segment basis for the fiscal year ended June 30, 2013 compared to the fiscal year ended June 30, 2012 were as follows:

	Fiscal Year Ended June 30,		Increase/(Decrease)	
(Dollars in millions)	2013	2012	Change $	Change %
Oral Technologies				
Net revenue	$1,186.3	$1,220.2	$(33.9)	(3)%
Segment EBITDA	315.7	334.6	(18.9)	(6)%
Medication Delivery Solutions				
Net revenue	219.3	223.9	(4.6)	(2)%
Segment EBITDA	31.5	27.5	4.0	15%
Development and Clinical Services				
Net revenue	404.8	268.3	136.5	51%
Segment EBITDA	75.0	53.0	22.0	42%
Inter-segment revenue elimination	(10.1)	(17.6)	7.5	(43)%
Unallocated Costs[1]	(90.6)	(84.8)	(5.8)	7%
Combined Total				
Net revenue	1,800.3	1,694.8	105.5	6%
EBITDA from continuing operations	$ 331.6	$ 330.3	$ 1.3	*

* Percentage not meaningful
(1) Unallocated costs includes equity-based compensation, impairment charges, certain other corporate directed costs, and other costs that are not allocated to the segments as follows:

	Fiscal Year Ended June 30,	
(Dollars in millions)	2013	2012
Impairment charges and gain/(loss) on sale of assets	$ (5.2)	$ (1.8)
Equity compensation	(2.8)	(3.7)
Restructuring and other special items[2]	(29.0)	(45.8)
Property and casualty losses	—	8.8
Sponsor advisory fee	(12.4)	(11.8)
Noncontrolling interest	0.1	(1.2)
Other income/(expense), net[3]	(25.1)	3.8
Non-allocated corporate costs, net	(16.2)	(33.1)
Total unallocated costs	$(90.6)	$(84.8)

(2) Segment results do not include restructuring and certain acquisition related costs
(3) Primarily relates to realized and non-cash unrealized gains/(losses) related to foreign currency translation and expenses related to financing transactions during the period.

For a reconciliation of EBITDA from continuing operations to earnings/loss from continuing operations, see "Summary—Summary Financial Data."

Oral Technologies segment

Net revenue decreased by $33.9 million, or 3%, in fiscal 2013 as compared to the prior year. Excluding the unfavorable impact from foreign exchange fluctuation of $31.9 million, or 3%, Oral Technologies' net revenue was relatively flat as compared to the same period a year ago. Excluding the impact of foreign exchange, revenue from our softgel offerings increased $21.3 million as research and development product participation revenue offset reduced revenues from certain customers as a result of switching to lower priced, but longer term, arrangements. These revenue increases were partially offset by lower revenue from our modified release

58

Fiscal Year Ended June 30, 2012 compared to Fiscal Year Ended June 30, 2011

Results for the fiscal year ended June 30, 2012 compared to the fiscal year ended June 30, 2011 are as follows:

(in millions)	Fiscal Year Ended June 30, 2012	Fiscal Year Ended June 30, 2011	Increase/(Decrease)	
			Change $	Change %
Net revenue	$1,694.8	$1,531.8	$163.0	11%
Cost of sales	1,136.2	1,029.7	106.5	10%
Gross Margin	558.6	502.1	56.5	11%
Selling, general and administrative expense	348.1	288.3	59.8	21%
Impairment charges and (gain)/loss on sale of assets	1.8	3.6	(1.8)	(50)%
Restructuring and other	19.5	12.5	7.0	56%
Property and casualty gain/(loss), net	(8.8)	11.6	(20.4)	*
Operating earnings/(loss)	198.0	186.1	11.9	6%
Interest expense, net	183.2	165.5	17.7	11%
Other (income)/expense, net	(3.8)	26.0	(29.8)	*
Earnings/(loss) from continuing operations before income taxes	18.6	(5.4)	24.0	*
Income tax expense/ (benefit)	16.5	23.7	(7.2)	(30)%
Earnings/(loss) from continuing operations	2.1	(29.1)	31.2	(107)%
Net earnings /(loss) from discontinued operations, net of tax	(41.3)	(21.0)	(20.3)	97%
Net earnings/(loss)	(39.2)	(50.1)	10.9	(22)%
Less: Net earnings/(loss) attributable to noncontrolling interest, net of tax	1.2	3.9	(2.7)	(69)%
Net earnings/(loss) attributable to Catalent	$ (40.4)	$ (54.0)	$ 13.6	(25)%

---

* Percentage not meaningful

Net Revenue

Net revenue increased $163.0 million, or 11%, compared to fiscal 2011. The stronger U.S. dollar unfavorably impacted revenue by 1%, or $17.2 million. Excluding the impact of foreign exchange, net revenue increased by $180.2 million, or 12%, as compared to fiscal 2011. The increase was primarily due to increased demand within the Development & Clinical Services and the Oral Technologies segments, partially offset by decreases within Medication Delivery Solutions. The Oral Technologies increase was a result of stronger demand for prescription and consumer health softgels within multiple geographies, as well as an increase for controlled release products within North America and Europe. Increased market demand for customer products using the Zydis technology also contributed to the segment's increased revenue. The Development & Clinical Services volume increase was primarily related to strong demand for clinical and analytical services within North America and Europe, as well as due to the acquisition of the Aptuit CTS business which closed in mid-February of fiscal 2012 and contributed approximately $67.9 million to the revenue increase. Within the Medication Delivery Solutions segment, revenue was lower compared to the prior fiscal year due to decreased demand within our European injectable facilities, partially offset by increased demand for products within our blow-fill-seal offering.

Gross Margin

Gross margin increased $56.5 million, or 11%, compared to the prior fiscal year. The stronger U.S. dollar unfavorably impacted gross margin by approximately 2%, or $7.7 million. Excluding the impact of foreign

Oral Technologies' Segment EBITDA increased by 8%, or $26.2 million. Oral Technologies' Segment EBITDA was unfavorably impacted by foreign exchange rate movements by 2%, or $6.2 million. Excluding the impact of foreign exchange rates, the increase was 10%, or $32.4 million, which was primarily related to the previously mentioned sales volume increases as well as favorable product mix and improved productivity and fixed manufacturing cost management within the segment.

Medication Delivery Solutions segment

Net revenues decreased by 6%, or $14.7 million, compared to fiscal 2011. The stronger U.S. dollar negatively impacted the segment's revenue by approximately 1%, or $2.0 million. Excluding the impact of foreign exchange rates, net revenues decreased 5%, or $12.7 million, which was primarily driven by decreased demand for both flu and non-flu pre-filled syringe products within our European injectable facilities of approximately $14.9 million, as well as lower year-over-year revenue of $6.0 million from our biologics offering. These revenue declines were partially offset by increased demand for products utilizing our blow-fill-seal platform of $6.9 million.

Segment EBITDA decreased by 18%, or $6.0 million. The stronger U.S. dollar negatively impacted Medication Delivery Solutions' EBITDA by approximately 2%, or $0.5 million. Excluding the impact of foreign exchange rates, the $5.5 million, or 17%, decrease was primarily due to the decreased demand for both flu and non-flu pre-filled syringe products within our European injectable facilities, as discussed above, and were partially offset by favorable product mix and manufacturing efficiency improvements within our blow-fill-seal operation.

Development and Clinical Services segment

Net revenues increased by 71%, or $111.3 million. The stronger U.S. dollar negatively impacted the segment's revenue by 1%, or $2.0 million. Excluding the impact of foreign exchange rates, net revenues increased by 72%, or $113.3 million. The acquisition of the Aptuit CTS business, which closed in the third quarter of fiscal 2012, contributed approximately $67.9 million of the revenue increase. Excluding the impact of foreign exchange, the remaining increase was primarily related to strong demand for analytical and clinical services within North America and Europe, excluding the acquired Aptuit CTS business, of approximately $5.8 million and $42.5 million, respectively.

Segment EBITDA increased by $22.9 million, primarily due to the previously mentioned stronger demand within our clinical services and analytical offerings, as well as due to the acquisition of the Aptuit CTS business which contributed approximately $13.5 million of the EBITDA increase. The segment's EBITDA was immaterially impacted by foreign exchange rates.

Liquidity and Capital Resources

Overview

Our principal source of liquidity has been cash flow generated from operations. The principal uses of cash are to fund planned operating and capital expenditures, interest payments on debt and any mandatory or discretionary principal payments on debt issuances. As of March 31, 2014, our financing needs were supported by a $200.3 million revolving credit facility, which was reduced by $11.8 million of outstanding letters of credit. The revolving credit facility matures April 10, 2016. The April 10, 2016 maturity date is subject to certain conditions regarding the refinancing or repayment of our term loans, the $350.0 million aggregate principal amount of 7.875% Senior Notes due October 2018 (the "7.875% Notes"), the €225.0 million aggregate principal amount of 9.75% Euro-denominated Senior Subordinated Notes due April 2017 (the "Senior Subordinated Notes") and certain other unsecured debt. As of March 31, 2014, we had no outstanding borrowings under our revolving credit facility. On May 20, 2014, we entered into new senior secured credit facilities as described under "Description of Certain Indebtedness—New Senior Secured Credit Facilities," which replaced our former senior secured facilities. In connection with this offering, we expect to repay certain of our other existing outstanding indebtedness as described under "Use of Proceeds."

Deep, Broad and Growing Technology Foundation

Our breadth of proprietary and patented technologies and long track record of innovation substantially differentiate us from other industry participants. Within our oral technologies business, our leading softgel platforms, including Liqui-Gels, Vegicaps and OptiShell capsules, and our modified release technologies including the Zydis family, OSDrC OptiDose and OptiMelt technologies, provide formulation expertise to solve complex delivery challenges for our customers. We offer advanced technologies for delivery of small molecules and biologics via respiratory, ophthalmic and injectable routes, including the blow-fill-seal unit dose technology and prefilled syringes. We also provide advanced biologics formulation options, including Gene Product Expression ("GPEx") cell-line and SMARTag antibody-drug conjugate technologies. We have a market leadership position within respiratory delivery, including metered dose/dry powder inhalers and nasal. We have reinforced our leadership position in advanced delivery technologies over the last three years, as we have launched nearly a dozen new technology platforms and applications. Our culture of creativity and innovation is grounded in our advanced delivery technologies, our scientists and engineers, and our patents and proprietary manufacturing processes throughout our global network. Our global Research & Development team drives focused application of resources to highest priority opportunities for both new customer product introductions and platform technology development. As of June 30, 2013, we had more than 450 product development programs in active development across our businesses.

Long-Duration Relationships Provide Sustainability

Our broad and diverse range of technologies closely integrates with our customers' molecules to yield final dose forms, and this generally results in the inclusion of Catalent in our customers' prescription product regulatory filings. Both of these factors translate to long-duration supply relationships at an individual product level, to which we apply our expertise in contracting to produce long-duration commercial supply agreements. These agreements typically have initial terms of three to ten years with regular renewals of one to three years (see "—Contractual Arrangements" for more detail). Nearly 70% of our fiscal 2013 advanced delivery technology platform revenues (comprised of our oral technologies and medication delivery solutions reporting segments) were covered by such long-term contractual arrangements. We believe this base provides us with a sustainable competitive advantage.

Significant Recent Growth Investments

We have made significant past investments to establish a global manufacturing network, and today hold 4.8 million square feet of manufacturing and laboratory space across five continents. We have invested approximately $439.1 million in the last five fiscal years in capital expenditures. Growth-related investments in facilities, capacity and capabilities across our businesses have positioned us for future growth in areas aligned with anticipated future demand. Through our focus on operational, quality and regulatory excellence, we drive ongoing and continuous improvements in safety, productivity and reliable supply to customer expectations, which we believe further differentiate us. Our manufacturing network and capabilities allow us the flexibility to reliably supply the changing needs of our customers while consistently meeting their quality, delivery and regulatory compliance expectations.

High Standards of Regulatory Compliance and Operational and Quality Excellence

We operate our plants in accordance with current good manufacturing practices ("cGMP"), following our own high standards which are consistent with those of many of our large global pharmaceutical and biotechnology customers. We have approximately 1,000 employees around the globe focused on quality and regulatory compliance. More than half of our facilities are registered with the FDA, with the remaining facilities registered with other applicable regulatory agencies, such as the European Medicines Agency ("EMA"). In some cases, facilities are registered with multiple regulatory agencies. In fiscal 2014, we underwent 48 regulatory audits and, over the last five fiscal years, we successfully completed 239 regulatory audits. We also undergo nearly 500 customer and internal audits annually. We believe our quality and regulatory track record to be a competitive differentiator for Catalent.

Strong and Experienced Management Team

Our executive leadership team has been transformed since 2009, with most of the team in place since fiscal 2010. Today, our management team has more than 200 years of combined and diverse experience within the pharmaceutical and healthcare industries. With an average of more than 20 years of functional experience, this team possesses deep knowledge and a wide network of industry relationships.

Our Strategy

We are pursuing the following key growth initiatives:

"Follow the Molecule" by Providing Solutions to our Customers across all Phases of the Product Lifecycle

We intend to use our advanced delivery technologies and development solutions across the entire lifecycle of our customers' products to drive future growth. Our development solutions span the drug development process, starting with our platforms for development of small molecules, biologics and antibody-drug conjugates, to formulation and analytical services, through early stage clinical development and manufacturing of clinical trials supply, to regulatory consulting. Once a molecule is ready for late-stage trials and subsequent commercialization, we provide our customers with a range of advanced delivery technologies and manufacturing expertise that allow them to deliver their molecules to the end-users in appropriate dosage forms. The relationship between a molecule and our advanced delivery technologies typically starts with developing and manufacturing the innovator product then extends throughout the molecule's commercial life, including through potential generic launches or over-the-counter ("OTC") conversion. For prescription products, we are typically the sole and/or exclusive provider, and are reflected in customers' new drug applications.

Our breadth of solutions gives us multiple entry points into the lifecycle of our customers' molecules. Our initial commercial opportunity arises during the discovery and development of a molecule, when our development solutions can be applied. Once a product reaches late-stage development, we can provide our customers with drug delivery solutions for the commercialization of their products. We then have two commercial additional entry points; upon loss-of-exclusivity and upon OTC conversion. At these points, we partner with both generic and OTC pharmaceutical manufacturers to provide them with advanced delivery technologies that can be applied to their products through these stages of the product lifecycle. Our revenues from our advanced delivery technologies are primarily driven by volumes and, as a result, the loss of exclusivity events may not have a significant negative impact if we continue to work with both branded and generic partners.

An example of this can be found in a leading over-the-counter respiratory brand, which today uses both our Zydis fast dissolve and our Liqui-Gels softgel technologies. We originally began development of the prescription format of this product for our partner multinational pharmaceutical company in 1992 to address specific patient sub-segment needs. After four years of development, we then commercially supplied the prescription Zydis product for six years, and continued to provide the Zydis form as it switched to OTC status in the United States in the early 2000s. More recently, we proactively brought a softgel product concept for the brand to the customer, which the customer elected to develop and launch as well. By following this molecule, we have built a strong, 22-year long relationship across multiple formats and markets.

Continue to Grow Through New Product Launches and Projects

We intend to grow by supplementing our existing diverse base of commercialized advanced delivery technology products with new development programs. As of June 30, 2014, our product development teams were working on approximately 480 new customer programs. Our base of active development programs has expanded in recent years from growing market demand, as well as from our investments since 2010 to expand our global sales and marketing function; once developed and approved in the future, we expect these programs to add to long-duration commercial revenues under long-term contracts and grow our existing product base. In fiscal 2014, we introduced 175 new products, an increase of more than 80% from the 97 new product introductions in fiscal 2013. In the nine months ended March 31, 2014, we introduced 123 new products, an increase of more than 112% from the 58 new product introductions in the nine months ended March 31, 2013. We also expect that our expanded offerings and capacity such as bioanalytical testing and metered dose inhaler production, our expanded presence in Brazil, and our market entry into China will further expand our active advanced delivery technologies development programs, and position us for future growth. Our development solutions business is driven by thousands of projects annually, ranging from individual short-duration analytical projects to multi-year clinical supply programs.

Accelerate Growth with Existing Customers through Increased Penetration and Broadening of Services

While we have a broad presence across the entire biopharmaceutical industry, we believe there are significant opportunities for additional revenue growth in our existing customer base, by providing advanced delivery solutions for new pipeline or commercial molecules, and by expanding the range and depth of development solutions used by those customers. Within our top 50 customers, nearly 75% utilize less than half of our individual offerings. In order to ensure we provide the most value to our customers, we have increased our field force by approximately 20% since fiscal 2009. We have continued to follow a targeted account strategy, designating certain accounts as global accounts, based on current materiality, partnering approach and growth potential. We have also begun to designate other accounts as growth accounts, based primarily on partnering approach and potential to become global accounts in the future. In both cases, we assign incremental business development and R&D resources to identify and pursue new opportunities to partner. Global accounts represented nearly 37% of our revenues in fiscal 2013, while growth accounts represented approximately 7% of revenues in that same period.

Enter into and Expand in Attractive Technologies and Geographies

We have made a number of internal investments in new geographies and markets, including the construction of a state-of-the-art biomanufacturing facility in Wisconsin to serve the growing global biologics development market, and the in-licensing of the SMARTag antibody-drug conjugate technology to address the growing need for improved targeted delivery of therapeutic compounds directly to tumor sites.

In addition, we intend to proactively enter into emerging/high-growth geographies and other markets where we are currently only narrowly represented, including, but not limited to, China, Brazil, Japan and the animal health market. We have made recent investments in such high-growth areas, including the formation of a China-based clinical supplies joint venture with ShangPharma Corporation, the first provider in China of end-to-end clinical supply solutions, a softgel joint venture in China focused initially on the export of cost-advantaged consumer health products, as well as our recent acquisition of a Brazilian softgel provider.

Capitalize on our Substantial Technology Platform

We have a broad and diverse technology platform that is supported by more than 1,300 patents and patent applications in 106 families across advanced delivery technologies, drug and biologics formulation and manufacturing. This platform is supported by substantial know-how and trade secrets that provide us with additional competitive advantages. For example, we have significant softgel fill and formulation databases and substantial softgel regulatory approval expertise, and as a result, more than 90% of NCE softgels approved in the last 25 years by the FDA have been developed and launched by us.

In addition to resolving product challenges for our customers' molecules, for more than two decades we have applied our technology platforms and development expertise to proactively develop proof of concept products, whether improved versions of existing drugs, new generic formulations or innovative consumer health products. In the consumer health area, we file product dossiers with regulators in relevant jurisdictions for Catalent-created products, which help contribute sustainable growth to our consumer health business. We expect to continue to seek proactive development and other non-traditional relationships to increase demand for and value realized from our technology platforms. These activities have provided us with opportunities to capture an increased share of end-market value through out-licensing, profit-sharing and other arrangements.

Global Accounts

We manage selected accounts globally due to their materiality and growth potential by establishing strategic plans, goals and targets. We recorded approximately 37% of our total revenue in fiscal 2013 from these global accounts. These accounts are assigned a dedicated business development professional with substantial industry experience. These account leaders, along with members of the executive leadership team, are responsible for managing and extending the overall account relationship. Growing sales, profitability, and increasing account penetration are key goals and are directly linked to compensation. Account leaders also work closely with the rest of the sales organization to ensure alignment around critical priorities for the accounts.

Emerging, Specialty and Virtual Accounts

Emerging, specialty and virtual pharmaceutical and biotechnology companies are expected to be a critical driver of industry growth globally. Historically, many of these companies have chosen not to build a full infrastructure, but rather partner with other companies to produce their products. We expect them to continue to do so in the future, providing a critical source for future integrated solution demand. We expect to continue to increase our penetration of geographic clusters of emerging companies in North America, Europe, South America and Asia. We regularly use active pipeline and product screening and customer targeting to identify the optimal candidates for partnering based on product profiles, funding status, and relationships, to ensure that our technical sales specialists and field sales representatives develop custom solutions designed to address the specific needs of customers in the market.

Contractual Arrangements

We generally enter into a broad range of contractual arrangements with our customers, including agreements with respect to feasibility, development, supply, licenses, and quality. The terms of these contracts vary significantly depending on the offering and customer requirements. Some of our agreements may include a variety of revenue arrangements such as fee-for-service, royalties, profit-sharing and fixed fees. We generally secure pricing and contract mechanisms in our supply agreements that allow for periodic resetting of pricing terms and, in some cases, these agreements provide for our ability to renegotiate pricing in the event of certain price increases for the raw materials utilized in the products we make. Our typical supply agreements include indemnification from our customers for product liability and intellectual property matters and caps on our contractual liabilities, subject in each case to negotiated exclusions. In addition, our manufacturing supply agreement terms range from three to ten years with regular renewals of one to three years, although some of our agreements are terminable upon much shorter notice periods, such as 30 or 90 days. For our development solutions offerings, we may enter into master service agreements, which provide for standardized terms and conditions and make it easier and faster for customers with multiple development needs to access our offerings.

Backlog

While we generally have long-term supply agreements that provide for a revenue stream over a period of years, our backlog represents, as of a point in time, future service revenues from work not yet completed. For our Oral Technologies segment and Medication Delivery Solutions segment, backlog represents firm orders for manufacturing services and includes minimum volumes, where applicable. For our Development and Clinical Services segment, backlog represents estimated future service revenues from work not yet completed under signed contracts. Using these methods of reporting backlog, as of June 30, 2014, backlog was approximately $782.1 million, as compared to approximately $648.3 million as of June 30, 2013, including approximately $373.8 million and $272.6 million, respectively, related to our Development and Clinical Services segment. We expect to earn all revenue from the backlog in existence as of June 30, 2014 by the completion of the fiscal year ending June 30, 2015.

To the extent projects are delayed, the timing of our revenue could be affected. If a customer cancels an order, we may be reimbursed for the costs we have incurred. For orders that are placed inside a contractual firm period, we generally have a contractual right to payment in the event of cancellation. Fluctuations in our reported backlog levels also result from the timing and order pattern of our customers who often seek to manage their level of inventory on hand. Because of customer ordering patterns, our backlog reported for certain periods may fluctuate and may not be indicative of future results.

Manufacturing Capabilities

We operate manufacturing facilities, development centers and sales offices throughout the world. We have twenty-seven facilities on five continents with 4.8 million square feet of manufacturing, lab and related space. Our manufacturing capabilities include the full suite of competencies relevant to support each site's activities, including regulatory, quality assurance and in-house validation.

We operate our plants in accordance with cGMP. More than half of our facilities are registered with the FDA, with the remaining facilities being registered with other applicable regulatory agencies, such as the EMA. In some cases certain facilities are registered with multiple regulatory agencies.

We have invested approximately $354.7 million of cash outflows in our manufacturing facilities since fiscal 2011 through improvements and expansions in our facilities including approximately $122.5 million on capital expenditures in fiscal 2013. We believe that our facilities and equipment are in good condition, are well maintained and are able to operate at or above present levels for the foreseeable future, in all material respects.

Our manufacturing operations are focused on employee health and safety, regulatory compliance, operational excellence, continuous improvement, and process standardization across the organization. In fiscal 2013, we achieved approximately 99% on-time shipment delivery versus customer request date across our network as a result of this focus. Our manufacturing operations are structured around an enterprise management philosophy and methodology that utilizes principles and tools common to a number of quality management programs including Six Sigma and Lean Manufacturing.

Raw Materials

We use a broad and diverse range of raw materials in the design, development and manufacture of our products. This includes, but is not limited to key materials such as gelatin, starch, and iota carrageenan for the Oral Technologies segment; packaging films for our Development & Clinical Services segment, and resin for our blow-fill-seal business in our Medication Delivery Solutions segment. The raw materials that we use are sourced externally on a global basis. Globally, our supplier relationships could be interrupted due to natural disasters and international supply disruptions, including those caused by pandemics, geopolitical and other issues. For example, the supply of gelatin is obtained from a limited number of sources. In addition, much of the gelatin we use is bovine-derived. Past concerns of contamination from Bovine Spongiform Encephalopathy ("BSE") have narrowed the number of possible sources of particular types of gelatin. If there were a future disruption in the supply of gelatin from any one or more key suppliers, there can be no assurance that we could obtain an alternative supply from our other suppliers. If future restrictions were to emerge on the use of bovine-derived gelatin from certain geographic sources due to concerns of contamination from BSE, any such restriction could hinder our ability to timely supply our customers with products and the use of alternative non-bovine-derived gelatin for specific customer products could be subject to lengthy formulation, testing and regulatory approval.

We work very closely with our suppliers to assure continuity of supply while maintaining excellence in material quality and reliability, and we have an active and effective supplier audit program. We continually evaluate alternate sources of supply, although we do not frequently pursue regulatory qualification of alternative sources for key raw materials due to the strength of our existing supplier relationships, the reliability of our current supplier base and the time and expense associated with the regulatory process. Although a change in suppliers could require significant effort or investment by us in circumstances where the items supplied are integral to the performance of our products or incorporate specialized material such as gelatin, we do not believe

We do not consider any particular patent, trademark, license, franchise or concession to be material to our overall business.

Regulatory Matters

The manufacture, distribution and marketing of the products of our customers in this industry are subject to extensive ongoing regulation by the FDA, other government authorities and foreign regulatory authorities. Certain of our subsidiaries may be required to register for permits and/or licenses with, and will be required to comply with operating and security standards of, the Drug Enforcement Agency ("DEA"), the FDA, the Department of Health and Human Services ("DHHS"), the European Union ("EU") member states and various state boards of pharmacy, state health departments and/or comparable state agencies as well as foreign agencies, and certain accrediting bodies depending upon the type of operations and location of product distribution, manufacturing and sale.

In addition, certain of our subsidiaries may be subject to the United States Federal Food, Drug, and Cosmetic Act, The Public Health Service Act, the Controlled Substances Act and comparable state and foreign regulations, and the Needlestick Safety and Prevention Act.

Laws regulating the manufacture and distribution of products also exist in most other countries where our subsidiaries conduct business. In addition, the international manufacturing operations are subject to local certification requirements, including compliance with domestic and/or foreign good manufacturing practices and quality system regulations established by the FDA and/or applicable foreign regulatory authorities.

We are also subject to various federal, state, local, foreign and transnational laws, regulations and recommendations, both in the United States and abroad, relating to safe working conditions, laboratory and manufacturing practices and the use, transportation and disposal of hazardous or potentially hazardous substances. In addition, U.S. and international import and export laws and regulations require us to abide by certain standards relating to the importation and exportation of finished goods, raw materials and supplies and the handling of information. We are also subject to certain laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Anti-Bribery Act and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records.

The costs associated with complying with the various applicable federal regulations, as well as state, local, foreign and transnational regulations, could be significant and the failure to comply with such legal requirements could have an adverse effect on our results of operations and financial condition. See "Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with existing and future regulatory requirements could adversely affect our results of operations and financial condition." for additional discussion of the costs associated with complying with the various regulations.

In fiscal 2013, we underwent 38 regulatory audits and, over the last five fiscal years, we have successfully completed 239 regulatory audits with more than 50% resulting in no reported observations.

Quality Assurance

We are committed to ensuring and maintaining the highest standard of regulatory compliance while providing high quality products to our customers. To meet these commitments, we have developed and implemented a Catalent wide quality management system throughout the organization that is appropriate. We have more than 1,000 employees around the globe focusing on quality and regulatory compliance. Our senior management team is actively involved in setting quality policies, standards and internal position papers as well as managing internal and external quality performance. Our quality assurance department provides quality leadership and supervises our quality systems programs. An internal audit program monitors compliance with applicable regulations, standards and internal policies. In addition, our facilities are subject to periodic inspection

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and the executive officers of our subsidiary, Catalent Pharma Solutions, Inc., as of June 30, 2014. We expect to add Jack Stahl and Rolf Classon as additional independent directors prior to the completion of this offering. Upon completion of this offering, the executive officers of Catalent Pharma Solutions, Inc. will also become our executive officers.

Name	Age	Position
John R. Chiminski	50	President & Chief Executive Officer and Director
Matthew Walsh	48	Executive Vice President and Chief Financial Officer
Scott Houlton	47	President, Development and Clinical Services
Aris Gennadios	49	President, Softgel Technologies
Barry Littlejohns	48	President, Advanced Delivery Technologies
William Downie	47	Senior Vice President, Global Marketing & Sales
Sharon Johnson	49	Senior Vice President, Global Quality and Regulatory Affairs
Stephen Leonard	51	Senior Vice President, Global Operations
Kurt Nielsen	47	Senior Vice President, Innovation & Growth and Chief Technology Officer
Lance Miyamoto	59	Senior Vice President, Human Resources
Chinh E. Chu	47	Director
Bruce McEvoy	37	Director
James Quella	63	Director
Melvin D. Booth	69	Director
Jack Stahl	61	Director Nominee
Rolf Classon	68	Director Nominee

John R. Chiminski has led Catalent as President and Chief Executive Officer since March 2009. Mr. Chiminski brings to Catalent a diversified business background that includes lean manufacturing, supply chain, research and development, customer service, and global business management, with a focus on customers and growth. He joined Catalent after more than 20 years of experience at GE Healthcare in engineering, operations, and senior leadership roles. From 2007 to 2009, Mr. Chiminski was President and Chief Executive Officer of GE Medical Diagnostics, a global business with sales of $1.9 billion. From 2005 to 2007, he served as Vice President and General Manager of GE Healthcare's Global Magnetic Resonance Business, and from 2001 to 2005, as Vice President and General Manager of Global Healthcare Services. Earlier at GE, he held a series of cross-functional leadership positions in both manufacturing and engineering, including a GE Medical Systems assignment in France. Mr. Chiminski holds a BS from Michigan State University and an M.S. from Purdue University, both in electrical engineering, as well as a Master in Management degree from the Kellogg School of Management at Northwestern University. He is on the Board of Trustees for the HealthCare Institute of New Jersey, and is also a director of DJO Global, Inc.

Matthew Walsh has served as our Executive Vice President and Chief Financial Officer since December 2012. Previously, Mr. Walsh served as our Senior Vice President and Chief Financial Officer since April 2008. Prior to joining the Company, Mr. Walsh served as President and Chief Financial Officer of Escala Group, Inc., a global collectibles network and precious metals trader. From 1996 through 2006, Mr. Walsh held positions of increasing responsibility in corporate development, accounting and finance at diversified industrial manufacturer GenTek, Inc., culminating in his appointment as Vice President and Chief Financial Officer. Prior to GenTek, he served in corporate development and other roles in banking and the chemicals industry. Mr. Walsh received a B.S. in chemical engineering and an MBA from Cornell University and is a CFA® charter holder.

Scott Houlton has served as our Group President, Development and Clinical Services since August 2009. Previously, Mr. Houlton was most recently Chief Operating Officer of Aptuit, Inc., responsible for Scientific Operations, Business Process Improvement, Human Resources, Clinical Operations and Capital Development and served as a director for Aptuit Laurus, Inc. Prior to Aptuit, Mr. Houlton held a variety of leadership roles in other companies including Vice President of Clinical Supplies at Quintiles Transnational Corporation. Earlier in his career, he was with Cardinal Health, Inc. where he served as Director of International Business Development. Mr. Houlton holds a B.S. degree in Business Administration from The Ohio State University.

Aris Gennadios has served as our President, Softgel Technologies since September 2013. Previously, Dr. Gennadios served as Vice President and General Manager of Softgel Technologies. Dr. Gennadios has worked in the pharmaceutical industry since 1996 in roles including R&D, field sales, business development and leadership. He joined Catalent's predecessor company, Cardinal Health, in 2002 and has held several key leadership posts within the softgel technologies business including Global Vice President of Business Development for Softgel Technologies, General Manager of the Oral Development Center in Somerset, NJ, and Vice President and General Manager for Rx Softgel and Consumer Health products. Dr. Gennadios earned his bachelor's degree in chemical engineering from the National Technical University of Athens, Greece and his master's degree in biological engineering from Clemson University. Dr. Gennadios holds a doctorate in engineering from the University of Nebraska and an MBA from Wake Forest University.

Barry Littlejohns was named President, Advanced Delivery Technologies in July 2013. Previously, Mr Littlejohns led Catalent's Medication Delivery Solutions business from July 2011 to July 2013. Mr. Littlejohns has an extensive background in leading international life science businesses in both US and European organizations. He rejoins Catalent after two years as Senior Vice President of Operations and Business Development at Danish biotechnology company Genmab, where his responsibilities included strategic licensing and manufacturing oversight. Prior to Genmab, he served in a broad range of leadership roles at Catalent. These include Vice President of Global Business Operations, Vice President of Commercial Affairs for Medication Delivery Solutions, Vice President and General Manager of Injectables, and various financial, operational and leadership roles. He joined Catalent in 1989 when it was formerly the RP Scherer Corporation. Mr. Littlejohns has two degrees in business and finance from Swindon, UK.

William Downie has served as Senior Vice President, Global Sales & Marketing since June 2010. Mr. Downie joined Catalent as Group President, Medication Delivery Solutions, and Senior Vice President, Global Sales & Marketing in October 2009. Prior to joining Catalent, Mr. Downie served as Vice President and Global Leader of Molecular Imaging at GE Healthcare. Before that, he held several executive positions in other GE Healthcare units, including Vice President and General Manager, Medical Diagnostics-Europe, Middle East and Africa, and Vice President of Sales for Medical Diagnostics-Europe. Prior to GE Healthcare, Mr. Downie was with Innovex UK Limited (part of Quintiles, Inc.), where he held several positions in operations and sales/ marketing. Earlier in his career, he held leadership positions with Sanofi-Synthelabo UK; Sanofi-Winthrop Limited; and Merck & Co., Inc. Mr. Downie holds a Bachelor of Science degree in biochemistry from the University of Edinburgh.

Sharon Johnson has served as our Senior Vice President, Global Quality and Regulatory Affairs since August 1, 2009. Previously, Ms. Johnson was most recently Vice President of Quality for GE Healthcare, Medical Diagnostics in Buckinghamshire, England. Prior to GE, she was Quality Director for Baxter Healthcare's Europe operations for four years. Before that, she was with Rhone Poulenc Rorer as Quality Manager for Sterile Products and Microbiology in Essex, England. Earlier in her career, Ms. Johnson held Quality and Microbiology positions with Berk Pharmaceuticals in East Sussex, England and Medicines Testing Laboratory in Edinburgh, Scotland. Ms. Johnson holds a Post Graduate Diploma in Industrial Pharmaceutical Studies with Distinction from Brighton University and holds a B.S. Honours Degree in Biological Sciences/ Microbiology from North East Surrey College of Technology.

Stephen Leonard has served as our Senior Vice President of Global Operations since June 2009. Previously, Mr. Leonard was most recently General Manager of Global Operations for GE Healthcare's Medical Diagnostics

CEOs and senior management teams, and was Co-Vice Chairman with shared responsibility for overall management of the firm. Mr. Quella received a BA in International Studies from the University of Chicago/ University of Wisconsin-Madison and an MBA with dean's honors from the University of Chicago. He is also the co-author of *Profit Patterns: 30 Ways to Anticipate and Profit from the Strategic Forces Reshaping Your Business*. Mr. Quella has been a member of various private equity company boards and currently, in addition to Catalent, serves as a Director of Freescale Semiconductor, Michaels Stores, Inc., and DJO Global.

Melvin D. Booth has been a member of the board of directors of our subsidiary, Catalent Pharma Solutions, Inc. since July 2010. Most recently, Mr. Booth served as President and Chief Operating Officer of Medimmune, Inc. from 1998 through his retirement in 2003, and as a Director from 1998 through 2005. Prior to that, Mr. Booth was President, Chief Operating Officer and Director of Human Genome Sciences, Inc. from 1995 to 1998. Mr. Booth also served in a variety of senior leadership positions for Syntex Inc., including leading both Syntex Laboratories, Inc. and Syntex Pharmaceuticals Pacific. Mr. Booth also served as Lead Director for Millipore Corporation until its recent acquisition by Merck KGaA, and currently serves on the board of Ventria BioScience, Chairman of the Board for Mallinckrodt plc, Chairman of the Board for ERT (Electronic Research Technologies) and as a strategic advisor in life sciences for Genstar Capital. Mr. Booth holds an undergraduate degree and an honorary Ph.D. in Science from the Northwest Missouri State University.

Jack Stahl is a nominee to our board of directors. Mr. Stahl was the President and Chief Executive Officer of Revlon Inc. from 2002 until his retirement in 2006. Prior to joining Revlon, Mr. Stahl served as President and Chief Operating Officer of Coca-Cola Company from 2000 to 2001. He also served in various management positions at Coca-Cola from 1979 prior to becoming President and Chief Operating Officer. Mr. Stahl currently serves on the boards of Coty Inc., Delhaize Group, Dr Pepper Snapple Group and the U.S. Board of Advisors of CVC Capital. Mr. Stahl holds a bachelor's degree in economics from Emory University and a master's degree from the Wharton School of Business at the University of Pennsylvania.

Rolf Classon is a nominee to our board of directors. From October 2002 until his retirement in July 2004, Mr. Classon was Chairman of the Executive Committee of Bayer HealthCare AG, a subsidiary of Bayer AG. He served as President of Bayer Diagnostics from 1995 and 2002 and as Executive Vice President of Bayer Diagnostics from 1991 to 1995. Prior to 1991, Mr. Classon held various management positions with Pharmacia Corporation. Mr. Classon currently serves as Chairman of the Board of Directors of Auxilium Pharmaceuticals, Inc. and served as Vice Chairman from March 2005 to April 2005. Mr. Classon also currently serves as Chairman of the Board of Directors of Hill-Rom Corporation, where he also served as interim chief executive officer from May 2005 until March 2006. Mr. Classon currently serves as Chairman of the Board of Directors of Tecan Group Ltd. and as a member of the Board of Directors of Fresenius Medical Care. Mr. Classon previously served as a director of Millipore Corporation from December 2005 until July 2010, Prometheus Laboratories Inc. from September 2004 until 2010 and Enzon Pharmaceuticals Inc. from January 1997 until 2011. Mr. Classon received his Chemical Engineering Certificate from the Gothenburg School of Engineering and a Business Degree from the Gothenburg University.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. Our directors serve until their successor is duly elected and qualified, or until their resignation or removal. There are no family relationships between our directors and executive officers.

There are no family relationships among any of our directors or executive officers.

Effective July 15, 2014, Samrat S. Khichi, our Senior Vice President, Chief Administrative Officer, General Counsel and Secretary, left the Company. We have commenced a search for a new general counsel.

Our Corporate Governance

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance include:

- Blackstone has advised us that, when it ceases to own a majority of our common stock, it will ensure that its employees will no longer constitute a majority of our board of directors;

- our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms;

- we will have independent director representation on our audit, compensation and nominating and corporate governance committees immediately at the time of the offering, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

- we anticipate that at least one of our directors will qualify as an "audit committee financial expert" as defined by the SEC; and

- we will implement a range of other corporate governance best practices, including placing limits on the number of directorships held by our directors to prevent "overboarding" and implementing a robust director education program.

Composition of the Board of Directors after this Offering

Prior to the completion of this offering, we expect that Jack Stahl and Rolf Classon, two additional independent directors, will be elected to our board of directors.

Our business and affairs are managed under the direction of our board of directors. In connection with this offering, we will amend and restate our certificate of incorporation to provide for a classified board of directors, with three directors in Class I (expected to be Messrs. Booth, Chiminski and Chu), two directors in Class II (expected to be Messrs. Quella and Stahl) and two directors in Class III (expected to be Messrs. Classon and McEvoy). See "Description of Capital Stock—Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors." In addition, we intend to enter into a shareholders agreement with certain affiliates of Blackstone and other stockholders in connection with this offering. This agreement will grant Blackstone the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See "Certain Relationships and Related Party Transactions—Catalent, Inc. Shareholders Agreement."

Background and Experience of Directors

When considering whether our directors have the experience, qualifications, attributes and skills, taken as a whole, to enable the board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on the information discussed in each of the board members' or nominees' biographical information set forth above. Each of our directors possesses high ethical standards, acts with integrity and exercises careful, mature judgment. Each is committed to employing their skills and abilities to aid the long-term interests of our stakeholders. In addition, our directors are knowledgeable and experienced in one or more business or civic endeavors, which further qualify them for service as members of our board of directors. Each of Messrs. Chu, McEvoy and Quella possesses experience in owning and managing businesses and are familiar with corporate finance and strategic business planning activities that are unique to highly-leveraged companies like us. Mr. Stahl has leadership experience with other public companies and has experience serving as a director. Finally, many of our directors possess substantial expertise in advising and managing companies in various segments of the healthcare industry. In particular, Mr. Chu is experienced in management, having been involved in numerous Blackstone investments, including investments in the healthcare industry, such as the Stiefel Laboratories investment and the ReAble Therapeutics' acquisition of

DJ Orthopedics. Mr. McEvoy has experience in the healthcare industry, serving as a director of DJO Incorporated, formerly known as ReAble Therapeutics. Mr. Quella is also familiar with the healthcare industry, serving as a director of Vanguard Health Systems. With respect to Mr. Booth, the board of directors considered his accounting expertise as a certified public accountant and his extensive experience in the biopharmaceutical industry, having served as the President and Chief Operating Officer, and as a director, of Medimmune, Inc. Mr. Classon has extensive experience as both an executive and a director of several global pharmaceutical companies. Finally, with regards to Mr. Chiminski, our board of directors considered his significant experience in the healthcare industry gained through his twenty-one year tenure at GE Healthcare and his service as our President & Chief Executive Officer with responsibility for the day-to-day oversight of our business operations.

Controlled Company Exception

After the completion of this offering, affiliates of Blackstone who are party to the shareholders agreement will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a "controlled company" within the meaning of corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. For at least some period following this offering, we may utilize these exemptions. As a result, although we will have a fully independent audit committee within one year following this offering and we will have independent director representation on our compensation and nominating and corporate governance committees upon the closing of this offering, immediately following this offering the majority of our directors may not be independent and our compensation committee or nominating and corporate governance committee may not be comprised entirely of independent directors. Accordingly, although we may have fully independent compensation and nominating and corporate governance committees prior to the time we cease to be a "controlled company," for such period of time you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a "controlled company" and our shares continue to be listed on the New York Stock Exchange, we will be required to comply with these provisions within the applicable transition periods.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Audit Committee

Upon completion of this offering, we expect our audit committee will consist of Messrs. Stahl, Classon and Booth, with Mr. Stahl serving as chair. Messrs. Stahl and Classon qualify as independent directors under the New York Stock Exchange governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. The audit committee has oversight responsibilities regarding:

- the adequacy and integrity of our financial statements and our financial reporting and disclosure practices;

- the soundness of our system of internal controls regarding finance and accounting compliance;

- the annual independent audit of our consolidated financial statements;

- the independent registered public accounting firm's qualifications and independence;

- the engagement of the independent registered public accounting firm;

- the performance of our internal audit function and independent registered public accounting firm;

- our compliance with legal and regulatory requirements in connection with the foregoing; and

- compliance with our Code of Conduct.

The audit committee shall also prepare the report of the committee required by the rules and regulations of the SEC to be included in our annual proxy statement.

Compensation Committee

Upon completion of this offering, we expect our compensation committee will consist of Messrs. Quella, Booth and McEvoy, with Mr. Quella serving as chair. The compensation committee is authorized to discharge the board's responsibilities relating to:

- the establishment, maintenance and administration of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to contribute to our long term success;

- the goals, objectives and compensation of our President and Chief Executive Officer, including evaluating the performance of the President and Chief Executive Officer in light of those goals;

- the compensation of our other executives and non-management directors;

- our compliance with the compensation rules, regulations and guidelines promulgated by the New York Stock Exchange, the SEC and other law, as applicable; and

- the issuance of an annual report on executive compensation for inclusion in our annual proxy statement, once required.

Nominating and Corporate Governance Committee

Upon completion of this offering, we expect our nominating and corporate governance committee will consist of Messrs. Quella, McEvoy and Booth, with Mr. Booth serving as chair. The nominating and corporate governance committee is authorized to:

- advise the board concerning the appropriate composition of the board and its committees;

- identify individuals qualified to become board members;

- recommend to the board the persons to be nominated by the board for election as directors at any meeting of stockholders;

- recommend to the board the members of the board to serve on the various committees of the board;

- develop and recommend to the board a set of corporate governance guidelines and assist the board in complying with them; and

- oversee the evaluation of the board, the board's committees, and management.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. We are parties to certain transactions with The Blackstone Group described in the "Certain Relationships and Related Party Transactions" section below.

Director Compensation

The following table provides summary information for fiscal 2014 concerning the compensation of the current members of our board of directors and for Mr. Booth, who is currently a director of our subsidiary, Catalent Pharma Solutions, Inc., and who is expected to join our board of directors in connection with this offering. The compensation paid to Mr. Chiminski, who became a member of our board of directors on March 17, 2009 and is our President and Chief Executive Officer, is presented in the Summary Compensation Table and the related explanatory tables. Our President and Chief Executive Officer is generally not entitled to receive additional compensation for his services as a director.

Name	Fees Earned or Paid In Cash ($)[1]	Option Awards ($)[2][3]	Total ($)
Bruce McEvoy[4]	—	—	—
James Quella[4]	125,000	301,613	426,613
Chinh Chu[4]	—	—	—
Melvin Booth	125,000	—	125,000

(1) Amount reported in the column reflects the annual retainer fee paid to Mr. Booth for services rendered in his capacity as a director of our subsidiary, Catalent Pharma Solutions, Inc.

(2) Amount reported for Mr. Quella reflects the grant date fair value computed in accordance with FASB ASC Topic 718 for the 46,200 options granted to him on July 11, 2013. For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see the discussion of non-qualified stock option awards contained in Note 16 to our audited consolidated financial statements included elsewhere in this prospectus.

(3) As of June 30, 2014, Mr. Quella held 46,200 unexercised options and Mr. Booth held 50,750 unexercised options.

(4) Employees of The Blackstone Group and its affiliates do not receive any compensation from us for their services on our board of directors. As described under "—Description of Director Compensation" below, in July 2013, as a result of Mr. Quella no longer being employed by The Blackstone Group, we approved an annual retainer for him and he was awarded 46,200 time-based vesting options which vest 20% per year on each of the first five anniversaries of the grant date, subject to his continued service.

Description of Director Compensation

This section contains a description of the material terms of our compensation arrangements for Messrs. Booth and Quella. As employees of The Blackstone Group, Messrs. Chu and McEvoy do not receive any compensation from us for their services on our board of directors. All of our directors, including Messrs. Chu and McEvoy, are reimbursed for the out-of-pocket expenses they incur in connection with their service as directors.

Mr. Booth. In July 2010, we approved an annual retainer of $125,000 for Mr. Booth starting in fiscal 2011. Mr. Booth was granted an option to purchase 50,750 shares of our common stock on September 8, 2010 under the 2007 PTS Holdings Corp. Stock Incentive Plan (our stock incentive plan, which was adopted in 2007 prior to PTS Holdings Corp. being renamed Catalent, Inc. in January 2014) as part of his compensation. 100% of Mr. Booth's options are time options, and they will ordinarily become vested and exercisable in five substantially equal installments on each of the first five anniversaries of the grant date, subject to his continued provision of services. Mr. Booth's options will also become fully vested upon a change in control of the Company or BHP PTS Holdings L.L.C. (our indirect parent) and the portion of his options that would otherwise have vested within 12 months following a termination of service without cause or due to death or disability will become vested in connection with such a termination of service. Other than the vesting terms described in this paragraph, the other terms of Mr. Booth's options are generally the same as described below for the Named Officers (other than Messrs. Chiminski and Walsh) under the heading "—Description of Equity-Based Awards."

Mr. Quella. In July 2013, as a result of Mr. Quella no longer being employed by The Blackstone Group, we approved an annual retainer for him of $125,000 starting in fiscal 2014. Mr. Quella was also granted an option to purchase 46,200 shares of our common stock on July 11, 2013 under the 2007 PTS Holdings Corp. Stock Incentive Plan as part of his compensation. 100% of Mr. Quella's options are time options, and they will ordinarily become vested and exercisable in five substantially equal installments on each of the first five anniversaries of the grant date, subject to his continued provision of services. Mr. Quella's options will also become fully vested upon a change in control of the Company or BHP PTS Holdings L.L.C. and the portion of his options that would otherwise have vested within 12 months following a termination of service without cause or due to death or disability will become vested in connection with such a termination of service. Other than the vesting terms described in this paragraph, the other terms of Mr. Quella's options are generally the same as described below for the Named Officers (other than Messrs. Chiminski and Walsh) under the heading "— Description of Equity-Based Awards."

In connection with our initial public offering, the Catalent Pharma Solutions, Inc. compensation committee retained Frederic W. Cook & Co., Inc. ("FW Cook"), an independent compensation consulting firm, to advise on executive compensation and director compensation for directors not employed by us or Blackstone. To assist the compensation committee in developing our director compensation program, FW Cook provided director compensation data from the same 13-company peer group that was used to evaluate executive compensation pay levels and program design and is described in detail below under the heading "Compensation Discussion and Analysis—Independent Compensation Consultant." Based on its review of the peer group compensation data, and consistent with its executive compensation philosophy, the compensation committee set director compensation at a level that approximates the peer group median.

As a result, following the completion of this offering, each director who is not employed by us or Blackstone will be entitled to compensation as follows:

- Cash retainer of $100,000, payable in quarterly installments in arrears;

- Additional cash retainer payable in quarterly installments in arrears for serving on committees or as the chairperson of a committee as follows:

  - $15,000 annual chairman fee for the audit committee chairperson;

  - $10,000 annual chairman fee for each of the nominating and corporate governance committee chairperson and the compensation committee chairperson; and

  - $10,000 annual membership fee for audit committee members (other than the chairperson); and

- $140,000 in the form of restricted stock units vesting in full after one year of service and subject to accelerated vesting in the event of a "change of control."

We will also adopt a stock ownership policy effective upon the consummation of this offering. Each of our non-employee directors (other than a director employed by The Blackstone Group) will be required to own stock in an amount equal to five times his or her annual cash retainer. For purposes of this requirement, a director's holdings include shares held directly or indirectly, individually or jointly, shares underlying vested equity-based awards and shares held under a deferral or similar plan. Each non-employee director will be required to retain 100% of the shares received following exercise of options or upon settlement of vested restricted stock units (net of any shares used to satisfy any applicable tax withholding obligations) until such guidelines are met.

Executive Compensation

Compensation Discussion and Analysis

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our President and Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers who served in such capacities at the end of our fiscal year on June 30, 2014, collectively known as the "Named Officers."

or BHP PTS Holdings L.L.C. We believe that each element of our executive compensation program helps us to achieve one or more of our compensation objectives, as illustrated by the table below.

Compensation Element	Compensation Objectives Designed to be Achieved
Base Salary	Attract, motivate and retain high caliber talent
Cash Bonus Opportunity	Compensation "at risk" and tied to achievement of business goals and individual performance
Long-Term Equity Incentive Opportunity	Align compensation with the creation of stockholder value and achievement of business goals
Deferred Compensation Opportunity and Other Retirement Benefits	Attract, motivate and retain high caliber talent
Severance and other Benefits Potentially Payable Upon Certain Terminations of Employment or a Change in Control	Attract, motivate and retain high caliber talent
Welfare Benefits	Attract, motivate and retain high caliber talent

These individual compensation elements are intended to create a total compensation package for each NEO that we believe achieves our compensation objectives and provides competitive compensation opportunities.

Independent Compensation Consultant

As described above, the compensation committee retained FW Cook, an independent compensation consulting firm, to advise on executive and non-employee director (other than a director employed by The Blackstone Group) compensation in connection with our initial public offering. In addition, to assisting with the setting of director compensation following this offering, FW Cook assisted the compensation committee in conducting a review of the competitiveness of our executive compensation program, designing our post-IPO long-term equity incentive award program and determining the size of the initial long-term equity incentive grants we expect to make to certain officers and employees, including all of our named executive officers (other than Mr. Khichi) in connection with this offering.

To assist the compensation committee in its review and evaluation of each of these areas, FW Cook provided the compensation committee with executive compensation data from a peer group composed of the following 13 companies: CareFusion Corporation; Covance Inc.; The Cooper Companies Inc.; Charles River Laboratories International, Inc.; Haemonetics Corporation; Hospira, Inc.; Impax Laboratories, Inc.; Mettler-Toledo International, Inc.; PAREXEL International Corporation; PerkinElmer, Inc.; Perrigo Company; STERIS Corporation and West Pharmaceutical Services, Inc. The peer group was initially developed by FW Cook and was approved by the compensation committee following further refinement based on industry input from management and the compensation committee. While the peer group included companies of smaller, comparable and larger size, our revenue, EBITDA, estimated enterprise value and number of employees approximated the peer group median and our expected market capitalization approximated the 25th percentile of the peer group.

FW Cook evaluated the competitiveness of our executive compensation program using both the peer group compensation data as well as a third-party pharmaceutical industry survey. Overall, total target annual cash compensation (i.e., base salary plus target bonus) for our named executive officers ranged from the median to the 75th percentile depending on position and data reference point. Based on this evaluation, FW Cook informed the compensation committee that in the aggregate the competitive data did not indicate a need for widespread adjustments to total target annual cash compensation in connection with the initial public offering. With respect to our long-term equity incentive opportunities, the compensation committee determined to set the total grant value of the initial long-term equity incentive grants we expect to make all of our named executive officers (other than Mr. Khichi) at 100% of each named executive officer's current base salary, which was below the

25th percentile of the peer group, in order to meet our goal of generally setting total compensation for our executive officers at the median of the peer group. See "Long Term Equity Incentive Awards" below for additional details on the expected initial long-term equity incentive grants.

Employment Agreements

For retention purposes, we have entered into employment agreements with Messrs. Chiminski and Walsh. A full description of the material terms of these agreements is presented below in the narrative section following the Grants of Plan Based Awards in Fiscal 2014 table.

Executive Compensation Program Elements

Base Salaries

Base salaries are an important element of compensation because they provide the Named Officers with a base level of income. Generally our NEOs are eligible for an adjustment to their base salaries on an 18-month cycle. Adjustments may occur earlier or later depending on performance and market competitiveness. During fiscal 2014, in recognition of their performance, we adjusted the salary of each of Mr. Downie (from $395,000 to 415,000, effective September 1, 2013), Mr. Khichi (from $439,000 to $455,000, effective October 1, 2013) and Mr. Leonard (from $415,000 to $435,000, effective October 1, 2013 and from $435,000 to $455,000 effective November 4, 2013). The Summary Compensation Table below shows the base salary paid to each NEO along with base salary adjustments, in the corresponding footnotes, during fiscal 2014.

Cash Bonus Opportunities

Annual Cash Bonus Opportunity

We sponsor a management incentive plan (the "MIP"), which is not set forth in a formal plan document. All of our NEOs are eligible to participate in the MIP. The primary purpose of the MIP is to focus management on key measures that drive financial performance and provide competitive bonus opportunities tied to the achievement of our financial and strategic growth objectives.

Fiscal 2014 MIP

A target annual bonus, expressed as a percentage of base salary (other than with respect to Mr. Chiminski, whose employment agreement provides for a target annual bonus of $1,000,000), is established within certain NEOs' employment agreements or offer letters and may be adjusted from time to time by the compensation committee in connection with an NEO's promotion. The target annual bonus for fiscal 2014 for each of the NEOs (other than Mr. Chiminski) was 75% of their respective base salary. The MIP award, which is a cash bonus, is tied to our overall financial results (the Business Performance Factor) and a combination of individual financial and/or strategic goals appropriate for each position (the Individual Performance Factor).

In fiscal 2012, the compensation committee accepted a recommendation by our senior management to make certain changes to the MIP formula for fiscal years beginning with fiscal 2013. The recommendations as they related to the NEOs were as follows: (1) the hurdle point at which the MIP pool begins to fund has been raised from 90% of achievement against financial targets to 95% achievement; and (2) the pre-established payout percentage scale has been adjusted only with respect to financial performance greater than 105% and up to 110% of financial target achievement. For fiscal 2013, the financial performance payout percentages increased by 7.5% for each 1.0% increase in specified financial performance target attainment between 105% and 110% achievement of our financial goals. Previously, the specified financial performance payout percentages increased by 5.0% for each 1% of specified financial performance target attainment. As a result of this change in the pre-established scale, the maximum financial performance payout percentage attainable at 110% achievement of financial targets was increased from 150% to 162.5%. The compensation committee accepted the recommendations as a way to more closely align incentive payouts with the achievement of financial targets and to enhance the value created through incremental achievement above financial targets. For fiscal 2014, no additional changes to the MIP formula were made.

The actual fiscal 2014 MIP award for the NEOs (other than Mr. Chiminski) was the product of their target annual bonus multiplied by the sum of (1) the Business Performance Factor achievement percentage (20% multiplied by the revenue payout percentage plus 60% multiplied by the internally-adjusted EBITDA payout percentage) and (2) their Individual Performance Factor achievement percentage (20% multiplied by the individual performance payout percentage). The actual fiscal 2014 MIP award for the NEOs (other than Mr. Chiminski) was capped at 150% of the NEOs' target annual bonus. For Mr. Chiminski, his actual fiscal 2014 MIP award was the product of his target annual bonus multiplied by the sum of (1) the Business Performance Factor achievement percentage (25% multiplied by the revenue payout percentage plus 75% multiplied by the internally-adjusted EBITDA payout percentage) and (2) his Individual Performance Factor and could not exceed 200% of his target annual bonus.

With respect to the NEOs, financial performance is measured 100% at the company-wide level. Financial performance relative to specified financial performance targets set by the board of directors determines the aggregate funding level and the Business Performance Factor for the MIP. In order for there to be any payment under the MIP, financial performance with respect to the internally-adjusted EBITDA target must meet or exceed 95% of target. If the financial performance targets set by the board of directors are met, the aggregate bonus pool amount will be set at 100% of the target amount in the annual operating budget and the specified financial performance target payout percentages will be set at 100%, subject to the compensation committee's discretion. If financial performance exceeds the targets, the aggregate bonus pool amount and the specified financial performance target payout percentages are increased above 100%, up to a maximum of 162.5%, based on a pre-established scale. If financial performance does not meet target, the bonus pool amount and the specified financial performance target payout percentages are decreased from 100% based on the pre-established scale. Pursuant to the pre-established scale, each 1% change in the specified financial performance results in relation to the target amount equates to a 5% change in the applicable financial performance payout percentages when the financial performance is 95% or greater up to 105%. For financial performance target attainment above 105% and up to 110% the change in financial performance payout percentage is 7.5% (for example, exceeding the financial performance target by 6% equates to a payout percentage of 132.5% and financial performance at 95% of the specified financial performance target equates to a payout percentage of 75%). The compensation committee has the discretion to adjust the MIP aggregate bonus pool amount and the Business Performance Factor determined by reference to the pre-established scale upwards or downwards to address special situations.

We believe that tying the NEOs' bonuses to company-wide performance goals encourages collaboration across the executive leadership team. We attempt to establish the financial performance target(s) at challenging levels that are reasonably attainable if we meet our performance objectives. For fiscal 2014, we used internally-adjusted EBITDA and revenue as measures of financial performance because we believe that they provide a reliable indicator of our strategic growth and the strength of our cash flow and overall financial results. Internally-adjusted EBITDA is generally calculated in the same manner as Adjusted EBITDA is calculated for purposes of the indentures governing our notes and the credit agreement governing our senior unsecured term loan facility, except for the impact of foreign exchange and other non-operational matters. In determining the actual Business Performance Factor, the achievement of internally-adjusted EBITDA against target is weighted 75% while the achievement of revenue against target is weighted 25%. The fiscal 2014 internally-adjusted EBITDA performance target was $448.6 million and the fiscal 2014 revenue performance goal was $1.9 billion. The Business Performance Factor determines the funding for 80% of the MIP pool.

After setting the Business Performance Factor, the compensation committee determines the actual bonuses paid to the NEOs based on an assessment of each NEO's Individual Performance Factor. Other than with respect to Mr. Chiminski, the Individual Performance Factor payout percentage (which only impacts 20% of an NEO's

MIP award) can range from 0% to 150%. Mr. Chiminski's Individual Performance Factor (which is not weighted and impacts his entire MIP award) can range from 0% to 100% and is based on the compensation committee's overall assessment of his individual performance based on the achievement of his personal strategic and financial objectives that are set at the beginning of the fiscal year. For fiscal 2014, Mr. Chiminski's individual goals and objectives for his individual performance factor related to the following five areas and were assigned the following weightings: revenue and strategic growth initiatives (40%), in-organic growth initiatives (25%), cash management and margin objectives (10%), operational excellence/quality compliance objectives (10%) and Chief Executive Officer leadership and organization vitality objectives (15%). The fiscal 2014 goals and objectives for the other NEOs related to the following five categories, but were not assigned numerical weightings: quality and compliance; operational excellence; customer innovation/growth; organizational vitality/ leadership and financial accountability. Each fiscal year, the NEOs typically have between twenty and thirty individual goals and objectives established within the broader categories.

We have not yet calculated our actual performance for fiscal 2014. We expect to do so, and determine the fiscal 2014 MIP awards earned by each of our NEOs (other than Mr. Khichi) in August 2014. As further described in the "Severance and Other Benefits" section below, Mr. Khichi has resigned from the Company effective July 15, 2014. Since Mr. Khichi's resignation was effective prior to the Company's payment of the fiscal 2014 MIP awards, he is not eligible to receive a MIP award for fiscal 2014.

Sign-on Bonuses

From time to time, our compensation committee may award sign-on bonuses in connection with the commencement of an NEO's employment with us. Sign-on bonuses are used only when necessary to attract highly skilled officers to the Company. Generally they are used to incentivize candidates to leave their current employers, or may be used to offset the loss of unvested compensation they may forfeit as a result of leaving their current employers. Sign-on bonuses are typically subject to a claw-back obligation if the officer voluntarily terminates his employment with us within twelve months of the employment commencement date.

Discretionary Bonuses

From time to time, our compensation committee may award discretionary bonuses in addition to any annual bonus payable under the MIP in recognition of extraordinary performance. As of the date of this prospectus, our compensation committee has not yet determined whether any discretionary bonuses will be paid with respect to fiscal 2014. Discretionary bonuses, if any, are expected to be determined in August 2014.

Long-Term Equity Incentive Awards

We believe that the NEOs' long-term compensation should be directly linked to the value we deliver to our stockholders. Equity awards to the NEOs are designed to provide long-term incentive opportunities over a period of several years. Stock options have been our preferred equity award because the options will not have any value unless the underlying shares of common stock appreciate in value following the grant date. Accordingly, awarding stock options causes more compensation to be "at risk" and further aligns our executive compensation with our long term profitability and the creation of shareholder value. The 2007 PTS Holdings Corp. Stock Incentive Plan also permits us to grant other types of equity-based awards, such as restricted stock units, stock appreciation rights, restricted stock and other "full value" awards. For example, we have granted restricted stock units ("RSUs") to Messrs. Chiminski and Walsh (see "Description of Equity-Based Awards" below) to further align their interests with those of our stockholders.

Another key component of our long-term equity incentive program is that NEOs and other eligible employees have been provided with the opportunity to invest in our common stock on the same general terms as our existing owners. We considered this investment opportunity an important part of our equity program because it encouraged stock ownership and aligned the NEOs' financial interests with those of our stockholders.

The amounts of each NEO's investment opportunity and stock option and/or RSU award, as applicable, were determined based on several factors, including: (1) each NEO's position and expected contribution to our future growth; (2) dilution effects on our stockholders and the need to maintain the availability of an appropriate number of shares for option awards to less-senior employees; and (3) ensuring that the NEOs were provided with appropriate and competitive total long-term equity compensation and total compensation amounts.

Generally, options are granted to senior level officers based on their position in the Company. Historically, grants have not been made on an annual basis, and instead are made upon an executive's commencement of employment with us or when an executive receives promotions into more senior level positions.

In May 2014, for retention purposes, our board of directors granted Mr. Walsh an additional 29,400 restricted stock units in accordance with and pursuant to the terms of the 2007 PTS Holdings Corp. Stock Incentive Plan as amended from time to time. Subject to Mr. Walsh's continued employment, 100% of the restricted stock units will vest on May 7, 2016. We intend to value the restricted stock units based on the initial public offering price per share in this offering for purposes of calculating the compensation expense associated with the grant. There were no other long-term equity incentive awards granted to the NEOs in fiscal 2014. See "Description of Equity-Based Awards" below for additional details.

In connection with this offering, with the assistance of FW Cook, our compensation committee approved a new long-term equity incentive program which is expected to commence in fiscal 2016. After reviewing peer group market data provided by FW Cook, the compensation committee has determined to adopt a portfolio approach of annual grants with a value-based mix of performance share units, time-based stock options and time-based RSUs with 50%, 30% and 20% weightings, respectively. This new program is consistent with the peer group and broader public company practice and is consistent with our compensation objective of providing a long-term equity incentive opportunity that aligns compensation with the creation of sustainable stockholder value and achievement of business goals. Awards under this new program will reflect market based compensation, subject to the discretion of our compensation committee, and will be granted during our standard performance evaluation and compensation planning calendar following the end of each applicable fiscal year.

In connection with this offering, we also expect to make initial long-term equity incentive grants under the 2014 Omnibus Incentive Plan to certain officers and employees, including all of our named executive officers (other than Mr. Khichi), which will be structured the same way as the annual grants we expect to commence in fiscal 2016 and will provide a mix of performance share units, time-based stock options and time-based restricted stock units with the same 50%, 30% and 20% value-based weightings described above. Subject to the recipient's continued service with the Company through each applicable vesting date, one-fourth of the shares subject to stock options will vest on each one-year anniversary following our initial public offering and the restricted stock units will be fully vested on the third anniversary of our initial public offering. The performance share units are not expected to be granted until the beginning of fiscal 2015; however, they are expected to vest at the end of fiscal year 2017, subject to the recipient's continued service with the Company through the applicable vesting date, if the applicable performance goals, which are expected to be based on EBTIDA and revenue, are attained.

On a "change in control," any outstanding and unvested stock options and restricted stock units will become fully vested to the extent the acquiring or successor entity does not assume, continue or substitute for the stock options and restricted stock units. If the recipient's employment is terminated by us without cause within eighteen (18) months following a "change in control", any outstanding and unvested stock options and restricted stock units will become fully vested (to the extent the acquiring or successor entity assumes, continues or substitutes for the stock options and restricted stock units). Any outstanding and unvested stock options and restricted stock units will continue to vest on the originally scheduled vesting date(s) (subject to continued compliance with post-employment restrictive covenants through the originally scheduled vesting date(s) and the recipient executing a release of claims) in the event of the recipient's termination of employment by the recipient due to retirement or due to disability. Any outstanding and unvested stock options and restricted stock units will become fully vested in the event of the recipient's termination of employment due to the recipient's death. Upon any other termination of employment, all unvested stock options and restricted stock units will be forfeited.

The following table illustrates the total grant value of the above described initial long term incentive grants for each of our named executive officers (other than Mr. Khichi), which will be translated into a number of performance share units, stock options, and restricted stock units (in the proportions set forth above) by taking such dollar amount and dividing it by the per share "fair value" that will be used for reporting the compensation expense associated with the grant under applicable accounting guidance, which "fair value" will be based in part on the per share price to the public in this offering on the cover page of this prospectus:

	Total Grant Value (100% of base salary)	50% Performance Share Units	30% Stock Options	20% Restricted Stock Units
John Chiminski	$850,000	$425,000	$255,000	$170,000
Matthew Walsh[1]	$650,000	$325,000	$195,000	$130,000
Stephen Leonard	$455,000	$227,500	$136,500	$ 91,000
William Downie	$415,000	$207,500	$124,500	$ 83,000

(1) Mr. Walsh's base salary was increased from $625,000 to $650,000 on July 1, 2014; therefore, his grant will be based on his new salary.

Deferred Compensation Opportunity and Other Retirement Benefits

Catalent Pharma Solutions, LLC Deferred Compensation Plan

Our NEOs are eligible to participate in our 401(k) plan and our non-qualified deferred compensation plan. The non-qualified deferred compensation plan generally allows participants to defer on a pre-tax basis up to 20% of their base salaries and 100% of their annual cash bonuses. We believe that providing the NEOs with deferred compensation opportunities is a market based benefit plan necessary for us to deliver competitive benefit packages. This plan allows its participants to receive the tax benefits associated with delaying the income tax event on the compensation deferred even though our related deduction is also deferred. The non-qualified deferred compensation plan also provides for three types of discretionary company contributions to supplement the amounts deferred by the NEOs and other eligible employees, subject to certain limits. In January 2009, we elected to suspend our employer non-matching contributions and, in February 2009, we elected to suspend our employer matching contribution. Effective February 1, 2010, we reinstated our employer matching contribution based on the strength of our financial results; however we did not reinstate the other employer contributions. We currently match 50% of the first 6% of eligible pay that employees contribute to the non-qualified deferred compensation plan up to the first $100,000 above the IRS qualified plan limits. The Nonqualified Deferred Compensation—Fiscal 2014 table and related narrative section below describe our non-qualified deferred compensation plan and the benefits it provides.

Chiminski RSU Bonus Election; Obligation to Purchase Common Stock

Pursuant to the terms of Mr. Chiminski's employment agreement, in addition to the shares of our common stock that he has already purchased, Mr. Chiminski was required to use 50% of the after-tax proceeds of any payment he received as an annual MIP bonus while employed paid in respect of fiscal 2010 or 2011, in each case, to promptly purchase shares of our common stock.

On June 30, 2010, we, Catalent Pharma Solutions, Inc. and Mr. Chiminski entered into a letter agreement, which modified certain terms of Mr. Chiminski's employment agreement. The primary purpose of the letter agreement was to provide Mr. Chiminski with a more tax-advantaged mechanism to satisfy his employment agreement obligation to purchase additional shares of our common stock. Specifically, the letter agreement permits Mr. Chiminski to irrevocably elect on an annual basis, prior to the beginning of each fiscal year, commencing with fiscal 2011, in lieu of receiving a portion of his annual MIP bonus in cash, to receive a grant of fully vested RSUs to be settled in shares of our common stock, which RSUs will be granted on the bonus payment date. Mr. Chiminski made such an election for fiscal 2011, and received 50% of his annual MIP bonus in respect of such fiscal year in the form of a grant of RSUs. For elections in respect of any fiscal year after fiscal 2011, Mr. Chiminski may elect to receive no less than 20% of his annual MIP bonus, if any, in the form of a grant of RSUs. The number of RSUs Mr. Chiminski receives will be based on the value of the portion of the annual MIP bonus he elects to defer into RSUs and the fair market value of a share of our common stock on the bonus payment date. For each of fiscal 2012, 2013, 2014 and 2015, Mr. Chiminski did not elect to receive fully vested RSUs in lieu of a portion of his annual MIP bonus.

All grants made in connection with an annual MIP bonus election will be subject to a separate RSU agreement, which provides that the RSUs will be 100% vested on the date of grant (which will be the bonus payment date) and will be settled in shares of our common stock on the earlier to occur of a change in control of the Company or BHP PTS Holdings L.L.C. and the sixth anniversary of the date of grant.

Other Retirement Benefits

In addition to our 401(k) plan and non-qualified deferred compensation plan, we have three frozen defined-benefit pension plans. These pension plans were originally established by R.P. Scherer Corporation and its affiliates, which was a predecessor corporation that was acquired by Cardinal Health. In connection with the Acquisition, we agreed with Cardinal Health to assume liability for benefits provided under these pension plans, subject to receiving certain asset transfers from Cardinal Health and its benefit plans. All three plans are currently closed to new participants and frozen with respect to benefit accruals. None of the NEOs are currently eligible to participate in the frozen defined-benefit pension plans. In connection with his relocation to the United States, we agreed to permit Mr. Downie's continued his participation in the Catalent Pharma Solutions UK Pension Plan. The Catalent Pharma Solutions UK Pension Plan is a defined contribution plan open to all employees of our Catalent Pharma Solutions Limited UK entity. The plan provides for an employer matching contribution of between 5% and 8% of eligible base salary compensation dependent upon the participant contributing between 3% and 6% of eligible base salary compensation.

Severance and Other Benefits

We believe that severance protections can play a valuable role in attracting and retaining high caliber talent. In the competitive market for executive talent, we believe severance payments and other termination benefits are an effective way to offer executives financial security to offset the risk of foregoing an opportunity with another company. For example, we offer each NEO an enhanced outplacement benefit. Consistent with our objective of using severance payments and benefits to attract and retain executives, we generally provide each NEO with amounts and types of severance payments and benefits that we believe will permit us to attract and/or continue to employ the individual NEO.

The severance benefits under these agreements are generally more favorable than the benefits payable under our general severance policy. For example, we offer each NEO a severance benefit payable upon a termination by the NEO for good reason or by us without cause. The good reason definition in these agreements would only be triggered by adverse circumstances that we believe would give rise to a constructive termination of employment.

At our discretion, we may also provide certain executives with enhancements to our existing benefits that are not available to other employees, such as relocation assistance. As part of Mr. Chiminski's amended employment contract he is eligible to receive reimbursement (on a tax grossed-up basis), on an annual basis during each calendar year of the employment term, for the reasonable cost of (1) premiums for an executive life insurance policy (not to exceed $15,000) and (2) financial services/planning (not to exceed $15,000).

On April 28, 2014, Mr. Khichi notified the Company of his decision to leave the Company effective July 21, 2014 to serve as Senior Vice President, General Counsel and Corporate Secretary of a multinational public company. Mr. Khichi agreed to continue to serve in his various capacities for a transition period ending on July 21, 2014. In connection therewith, we agreed to increase Mr. Khichi's base salary $25,000 per month, effective May 1, 2014. In addition, Mr. Khichi will receive a retention bonus in the amount of $100,000 payable on August 1, 2014 in connection with his satisfactory completion of specified projects as determined by our President and Chief Executive Officer. Mr. Khichi will not receive any severance or additional payments or benefits in connection with his resignation. See "Potential Payments upon Termination or Change in Control— Messrs. Downie, Khichi, and Leonard" below for additional details. The Company and Mr. Khichi subsequently determined that Mr. Khichi's last day of employment would be July 15, 2014.

Section 162(m) of the Internal Revenue Code

Following this offering, we expect to be able to claim the benefit of a special exemption rule that applies to compensation paid (or compensation in respect of equity awards such as stock options or restricted stock granted) during a specified transition period. This transition period may extend until the first annual stockholders meeting that occurs after the close of the third calendar year following the calendar year in which this offering occurs, unless the transition period is terminated earlier under the Section 162(m) post-offering transition rules. At such time as we are subject to the deduction limitations of Section 162(m), we expect that the compensation committee will take the deductibility limitations of Section 162(m) into account in its compensation decisions; however, the compensation committee may, in its judgment, authorize compensation payments that are not exempt under Section 162(m) when it believes that such payments are appropriate to attract or retain talent.

Compensation Actions Taken in Fiscal 2015

In recognition of his performance, effective July 1, 2014, we adjusted Mr. Walsh's salary from $625,000 to $650,000.

Summary Compensation Table

The following table provides summary information concerning the compensation of our Chief Executive Officer, our Chief Financial Officer and each of our other NEOs.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[6]	Total ($)[8]
John Chiminski	2014	850,000		—	—		—	36,420	886,420
President & Chief	2013	850,000	—	—	2,904,100	1,550,000	—	33,048	5,337,148
Executive Officer and	2012	801,923	—	—	—	2,000,000	—	63,064	2,864,987
Director									
Matthew Walsh	2014	625,000		602,700[3]	—		—	10,229	1,237,929
Executive Vice President	2013	612,397	114,698	—	396,825	413,344	—	10,697	1,547,961
& Chief Financial Officer	2012	571,650	185,000	520,000[3]	346,380	526,097	—	23,572	2,172,699
William Downie[7]	2014	411,603		—	—		—	248,216	659,819
Senior Vice President,	2013	395,000	9,480	—	257,303	254,775	—	208,581	1,125,139
Sales & Marketing	2012	385,000	—	—	—	335,520	—	178,798	899,318
Samrat Khichi	2014	500,967	—	—	—	—	—	11,199	512,166
Senior Vice President,	2013	439,000	85,536	—	557,712	296,325	—	10,598	1,389,171
Chief Administrative Officer and	2012	412,192	150,000	—	—	378,310	—	10,343	950,845
General Counsel									
Stephen Leonard	2014	443,055		—	—		—	10,950	454,005
Senior Vice President,	2013	415,000	84,960	—	270,207	280,125	—	10,759	1,061,051
Global Operations	2012	392,500	100,000	—	—	375,000	—	10,540	878,040

(1) Amounts reported include any compensation an NEO elected to defer under our non-qualified deferred compensation plan. Our practice is to review executive compensation on an 18 month cycle. Actual changes in compensation may occur earlier based on performance and

market competitiveness. As a result, Messrs. Downie, Khichi and Leonard each received an increase in base salary. Mr. Downie's base salary was increased from $395,000 to $415,000, effective September 1, 2013. Mr. Walsh's base salary was increased from $625,000 to $650,000 on July 1, 2014. Mr. Khichi's base salary was increased from $439,000 to $455,000, effective October 1, 2013. Mr. Leonard's base salary was increased from $415,000 to $435,000, effective October 1, 2013 and from $435,000 to $455,000, effective November 4, 2013. On April 28, 2014, Mr. Khichi notified the Company of his decision to leave the Company on July 21, 2014. In connection with Mr. Khichi agreeing to continue to serve in his various capacities for a transition period ending on July 21, 2014, his base salary was increased by $25,000 per month, effective May 1, 2014.

(2) Discretionary bonuses are not calculable as of the date of this prospectus. Discretionary bonuses, if any, are expected to be determined in August 2014.

(3) Reflects RSUs we granted to Mr. Walsh on October 11, 2011 pursuant to the terms of his new employment agreement and additional RSUs we granted to him in May 2014. We intend to value the RSUs granted to Mr. Walsh in May 2014 based on the initial public offering price per share in this offering for purposes of calculating the aggregate grant date fair value in accordance with FASB ASC Topic 718. Therefore, the amount reported for fiscal 2014 is based upon the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

(4) Reflects options we granted to the NEOs to acquire shares of our common stock. Amounts reported reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

(5) Fiscal 2014 MIP awards for the NEOs (other than Mr. Khichi) are not calculable as of the date of this prospectus and are expected to be determined in August 2014. Since Mr. Khichi's resignation will be effective prior to the Company's payment of the fiscal 2014 MIP awards, he will not be eligible to receive a MIP award for fiscal 2014.

(6) The supplemental table below sets forth the details of amounts reported as "All Other Compensation" for fiscal 2014.

(7) Certain amounts in "All Other Compensation" were paid to Mr. Downie in pounds sterling. These amounts were converted to U.S. dollars at an exchange rate of 1.63 which represents the average end of month rates during our fiscal year ending June 30, 2014.

(8) Total amounts reported do not include fiscal 2014 MIP awards or discretionary bonuses, if any, for the NEOs (other than Mr. Khichi), which are expected to be determined in August 2014.

Name	Employer 401(k) Matching Contributions ($)[1]	Employer Non-Qualified Deferred Compensation Matching Contributions ($)[2]	Employer Qualified UK DC Plan Contributions ($)[3]	International Relocation Benefits($)[4]	Financial Services Reimbursement ($)[5]	Life Insurance Policy Reimbursement ($)[6]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
John Chiminski	6,842	—	—	—	16,770	12,807	36,420
Matthew Walsh	7,500	2,729	—	—	—	—	10,229
William Downie	—	—	34,770	213,446	—	—	248,216
Samrat Khichi	8,415	2,784	—	—	—	—	11,199
Stephen Leonard	8,100	2,850	—	—	—	—	10,950

(1) Our 401(k) plan provides for a 50% matching contribution on the first 6% of participants' pre-tax contributions up to IRS limits.

(2) The Catalent Pharma Solutions, LLC Deferred Compensation Plan provides for a 50% matching contribution on the first 6% of eligible pay that employees contribute to the plan up to the first $100,000 above the IRS qualified plan limits.

(3) On October 11, 2010, Mr. Downie transferred from Swindon U.K. to our corporate offices in the United States for his assignment as Senior Vice President, Global Sales & Marketing. As part of the terms of his November 18, 2010 letter agreement, Mr. Downie was allowed to maintain his continued participation in the Catalent Pharma Solutions UK Pension Plan with an employer contribution of 8%.

(4) Pursuant to Mr. Downie's November 18, 2010 letter agreement relating to his relocation assignment, we also agreed to provide Mr. Downie with certain benefits that are generally included in our international relocation program for a period of 24 months from the effective date of his assignment, which benefits were extended for an additional 24 months (36 months in the case of his housing benefits) in fiscal 2013. The amount reported in column (e) reflects the following: $111,377 for payment of housing expenses; $19,900 for continuation of his U.K. car allowance; $17,080 for reimbursement of expenses related to his children's educational needs; and an aggregate tax gross-up of $65,089 with respect to his housing benefits.

(5) Pursuant to the terms of Mr. Chiminski's December 2011 letter agreement, with respect to each calendar year during the employment term, he is entitled to be reimbursed by us (on a tax-grossed-up basis) for the reasonable cost of financial services/planning, subject to an aggregate cap of $15,000 for such service/planning. Mr. Chiminski received financial services/planning reimbursement in October 2013 totaling $4,688 and in March 2014 totaling $7,250. The amount in column (f) includes an aggregate tax gross-up of $4,833 with respect to Mr. Chiminski's financial services reimbursement benefit.

(6) Pursuant to the terms of Mr. Chiminski's December 2011 letter agreement, with respect to each calendar year during the employment term, he is entitled to be reimbursed by us (on a tax-grossed-up basis) for the reasonable cost of premiums for an executive life insurance policy subject to an aggregate cap of $15,000. For fiscal 2014, Mr. Chiminski received reimbursement in the amount of $8,775 in November 2013. The amount in column (g) includes a tax gross-up of $4,032 with respect to Mr. Chiminski's life insurance policy benefit.

(7) In fiscal 2014, we also agreed to reimburse Mr. Downie $17,080, which is included in the amount reported in column (i), for miscellaneous expenses related to his children's educational needs. Mr. Downie is responsible for any tax due on the taxable portion of this benefit. In addition, the amount reported in column (i) includes $20,639 related to Mr. Downie's relocation.

Grants of Plan-Based Awards in Fiscal 2014

The following table provides supplemental information relating to grants of plan-based awards made during fiscal 2014 to help explain information provided above in our Summary Compensation Table. This table presents information regarding all grants of plan-based awards occurring during fiscal 2014.

Name	Grant Date	Estimated Possible Payouts Under Non-equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
John Chiminski	—	562,500	1,000,000	2,000,000	—	—	—	—	—	—	—
Matthew Walsh	—	210,938	468,750	703,125	—	—	—	—	—	—	—
	5/7/2014	—	—	—	—	—	—	24,500[2]	—	—	502,250
	5/13/2014	—	—	—	—	—	—	4,900[2]	—	—	100,450
William Downie	—	138,916	308,702	463,053	—	—	—	—	—	—	—
Samrat Khichi	—	169,076	375,725	563,588	—	—	—	—	—	—	—
Stephen Leonard ...	—	149,531	332,291	498,437	—	—	—	—	—	—	—

(1) Figures represent awards payable under our Management Incentive Plan (MIP). See "Compensation Discussion and Analysis-Executive Compensation Program Elements-Cash Bonus Opportunities-Annual Cash Bonus Opportunity" above for a description of our MIP. Mr. Khichi has resigned from the Company effective July 15, 2014. Since Mr. Khichi's resignation was effective prior to the Company's payment of the fiscal 2014 MIP awards, he is not eligible to receive a MIP award for fiscal 2014.

(2) Represents a grant of RSUs to Mr. Walsh. We intend to value these RSUs based on the initial public offering price per share in this offering for purposes of calculating the grant date fair value in accordance with FASB ASC Topic 718. Therefore, the amounts reported are based upon the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The vesting and settlement terms of the RSUs are described in more detail in the section entitled "Description of Equity-Based Awards" below.

Summary of Certain Named Officer Employment Agreements

This section describes employment agreements in effect for our NEOs during fiscal 2014. In addition, the terms with respect to grants of RSUs and stock options are described below for our NEOs in the section entitled "Description of Equity-Based Awards." Severance agreements and arrangements are described below in the section entitled "Potential Payments upon Termination or Change in Control."

Employment Agreement of John R. Chiminski

On December 12, 2011, we, Catalent Pharma Solutions, Inc. and John Chiminski, our President and Chief Executive Officer, entered into a letter agreement (the "Letter Agreement"), effective as of December 12, 2011 (the "Effective Date"), which modifies certain terms of Mr. Chiminski's employment agreement with us and Catalent Pharma Solutions, Inc., dated February 23, 2009, as amended by the letter agreements among us, Catalent Pharma Solutions, Inc. and Mr. Chiminski, dated October 30, 2009 and June 29, 2010 (the "Employment Agreement").

The letter agreement provides for a new three-year employment term commencing on December 12, 2011, which initial term will be automatically extended for successive one-year periods thereafter unless one of the parties provides the other with written notice of non-renewal at least sixty days prior to the end of the applicable term.

The financial terms of the letter agreement include (1) an increased annual base salary of $850,000, subject to discretionary increases from time to time and (2) continued participation in our management incentive plan, with an increased target annual cash bonus amount equal to $1,000,000 and a maximum of 200% of such target amount. Any payment under the management incentive plan with respect to fiscal 2012 was pro-rated to reflect the increase in Mr. Chiminski's target bonus amount.

In addition to the foregoing, we have also agreed to reimburse Mr. Chiminski (on a tax grossed-up basis), on an annual basis during each calendar year of the employment term, for the reasonable cost of (1) premiums for an executive life insurance policy (not to exceed $15,000) and (2) financial services/planning (not to exceed $15,000).

The financial terms of Mr. Chiminski's employment agreement dated February 23, 2009 included (1) a cash payment of $375,000 paid on June 30, 2010, in lieu of any annual cash bonus in respect of fiscal 2009, and (2) a cash sign-on bonus of $1,000,000 paid on his employment commencement date of which $250,000 was to be invested by Mr. Chiminski in our common stock at a purchase price of $14.29 per share (he invested $100,000 on his commencement date and the remaining portion was to be invested on a later date as mutually agreed upon by the parties. Mr. Chiminski was required to repay the entire portion of the sign-on bonus that was not used to purchase our common stock within thirty days following any termination of employment by him without good reason (and not due to death or disability) or by Catalent Pharma Solutions, Inc. or us for cause, in either case, prior to the second anniversary of his commencement date. In addition to the requirement to purchase $250,000 worth of our common stock, Mr. Chiminski was required, pursuant to his employment agreement, to use 50% of the after-tax proceeds of his annual MIP bonus paid in respect of fiscal 2010 or 2011, in each case, to promptly purchase shares of our common stock. Mr. Chiminski's total investment in our common stock is subject to a cap of $2,500,000.

On October 23, 2009, we and Catalent Pharma Solutions, Inc. entered into a letter agreement with Mr. Chiminski, which modified Mr. Chiminski's obligation to purchase shares of our common stock by reducing the purchase price from $14.29 per share to $10.71 per share. This reduced purchase price was also applied to the 7,000 shares that he purchased on March 17, 2009. Accordingly, Mr. Chiminski was refunded $25,000 and then immediately used such amount to purchase an additional 2,333.31 shares of our common stock. On October 5, 2009, Mr. Chiminski used 50% of the after-tax proceeds of his 2009 bonus payment (which was a gross amount of $375,000) to purchase 8,680 shares of our common stock at $10.71 per share for $93,000. Mr. Chiminski purchased 10,500 shares of our common stock in July 2010 and an additional 35,000 shares in September 2010. The shares were purchased at $10.71 per share pursuant to the terms of the October 23, 2009 letter agreement. However, subsequent to these purchases, we determined that the actual market value of the shares was $12.14 per share as of June 30, 2011. Therefore, since the shares were purchased at a $65,000 discount to their market value, the amounts reported in the "All Other Compensation" column for fiscal 2011 of the Summary Compensation Table reflected the compensation cost computed in accordance with FASB ASC Topic 718 with respect to the purchases.

In addition, on June 30, 2010, we, Catalent Pharma Solutions, Inc. and Mr. Chiminski entered into a second letter agreement, which permits Mr. Chiminski to irrevocably elect on an annual basis, prior to the beginning of each fiscal year, in lieu of receiving a portion of his annual MIP bonus, if any, in cash, to receive a grant of fully vested RSUs settleable in shares of our common stock, which RSUs will be granted on the bonus payment date (see "Compensation Discussion and Analysis-Deferred Compensation Opportunity—Chiminski RSU Bonus Election").

In addition to the foregoing, Mr. Chiminski is entitled to participate in all group health, life, disability, and other employee benefit and perquisite plans and programs in which our other senior executives generally participate.

Employment Agreement of Matthew Walsh

On October 11, 2011, we entered into a new employment agreement with Mr. Walsh, effective as of September 26, 2011. The employment agreement replaced the offer letter and severance agreement that Mr. Walsh entered into in 2008 in connection with the commencement of his employment with us.

The employment agreement provides for an initial term of three years commencing on September 26, 2011, which will be automatically extended for successive one-year terms thereafter unless one of the parties provides the other with notice of non-renewal.

The financial terms of the employment agreement include (1) an increased annual base salary of $600,000, effective as of September 26, 2011, subject to discretionary increases from time to time and (2) and continued participation in our management incentive plan, with a target annual cash bonus amount equal to 75% of Mr. Walsh's annual base salary. Any payment under the management incentive plan with respect to fiscal 2012 was pro-rated to reflect the increase in Mr. Walsh's annual base salary.

Pursuant to the terms of the employment agreement, Mr. Walsh is subject to a covenant not to (x) compete with us while employed and for two years following his termination of employment for any reason and (y) solicit our employees, consultants and certain actual and prospective clients while employed and for two years following his termination of employment for any reason, in each case, subject to certain specified exclusions. The employment agreement also contains a covenant not to disclose confidential information.

In addition to the foregoing, Mr. Walsh's employment agreement provides for the grant to Mr. Walsh, in accordance with and pursuant to the terms of the 2007 PTS Holdings Corp. Stock Incentive Plan, of 35,000 RSUs and non-qualified stock options to purchase 105,000 shares of our common stock.

A description of the terms of the awards is included below in the "Description of Equity-Based Awards" section.

Relocation Agreement for William Downie

In connection with Mr. Downie's November 1, 2010 relocation assignment from our facility in Swindon, U.K. to our corporate offices in the United States, pursuant to a letter agreement dated November 18, 2010 he was afforded certain benefits that are generally included in our international relocation program for a period of 24 months from the effective date of his assignment, which were extended for an additional 24 months (36 months in the case of his housing benefits) in fiscal 2013. These benefits include shipment of household goods, eligibility to participate in our U.S. health and welfare benefit plans, continued participation in the Catalent Pharma Solutions UK Pension plan and the U.K. National Insurance Contribution program (the U.K. statutory retirement plan), housing costs (grossed up for U.S. taxes), continuation of his U.K. car allowance, and tax preparation.

Description of Equity-Based Awards

Effective June 25, 2013, our board of directors approved a new option grant framework pursuant to which employees who are holders of options to purchase our common stock would be eligible for new biennial option awards beginning on the fourth anniversary of the date of their original option grant. In connection with the adoption of the new option grant framework, on June 25, 2013, our board of directors granted new option awards to each of our Named Officers. We do not intend to make any further grants under the new option framework after the completion of this offering.

The options granted under the new framework are divided into two tranches for vesting purposes: one-half of the options are subject to performance-based vesting restrictions and one-half of the options are subject to exit event-based vesting restrictions. The performance-based options will vest and become exercisable with respect to 20% of the options subject to performance-based vesting on each of the first five anniversaries of the applicable vesting reference date if we achieve specified EBITDA performance targets (subject to a cumulative catch-up). The EBITDA performance targets were established at levels that are reasonably attainable but challenging to achieve. Fiscal 2014 budgeted EBITDA serves as the base line target for the first fiscal year in the vesting schedule and the targets for the remaining four fiscal years of the vesting schedule are based on eight percent (8%) year over year increases thereafter. The exit event-based options will vest and become exercisable on the date, if any, when The Blackstone Group will have received cash proceeds or marketable securities from the sale of its investment in us aggregating in excess of 2.0 times the amount of its initial investment in us. Vesting under both the performance-based options and the exit event-based options is generally subject to continued employment with us through the applicable vesting dates. In addition, in the event of a change of control (as defined in the 2007 PTS Holdings Corp. Stock Incentive Plan or the option agreement, as applicable) in which the exit event-based options vest, any outstanding unvested performance-based options will also vest. All other terms of the options granted under the new option framework, including any continued vesting following termination, are substantially similar to the terms of the option holder's existing options, the material terms of which are described below.

In connection with the commencement of his employment, on March 17, 2009, we granted Mr. Chiminski 140,000 RSUs and, on October 23, 2009, we granted Mr. Chiminski an additional 70,000 RSUs in connection with his election to participate in the option exchange offer. Subject to Mr. Chiminski's continued employment on the applicable vesting dates, 20% of the RSUs will vest on each of the first five anniversaries of the grant date. All vested RSUs will be settled on the earlier to occur of (x) the seventh anniversary of his commencement date or (y) the date that a change in control of the Company or our parent, BHP PTS Holdings L.L.C., occurs.

On September 18, 2009, we commenced an offer to all eligible option holders, including Messrs. Chiminski, Walsh and Khichi, to exchange their existing unvested options for new options with a lower per-share exercise price and new vesting terms. The number of shares of common stock underlying the new options was either more than, less than or equal to the number of shares of common stock underlying the option holder's then-existing options. All of the option holders who were eligible for the option exchange elected to participate in the exchange and were required to enter into a new option agreement that reflected the revised terms and an amendment to their then-existing option agreement that reflected the cancellation and forfeiture of their original unvested options. The exchange offer was completed on October 23, 2009.

Mr. Downie also received a grant of options on October 23, 2009 in recognition of his promotion to Senior Vice President of Global Sales and Marketing that have the same per-share exercise price and vesting terms as the new options granted to Messrs. Walsh and Khichi in connection with the option exchange.

The options granted to Mr. Leonard in fiscal 2011 were granted in connection with his offer of employment with us and have the same per-share exercise price and vesting terms as the new options granted to Messrs. Walsh and Khichi in connection with the option exchange.

In May 2014, our board of directors granted Mr. Walsh 29,400 restricted stock units in accordance with and pursuant to the terms of the 2007 PTS Holdings Corp. Stock Incentive Plan. Subject to Mr. Walsh's continued employment, 100% of the restricted stock units will vest on May 7, 2016. In the event of a change of control, subject to Mr. Walsh's continued employment, all unvested restricted stock units will become fully vested as of the change of control. In the event of any termination of Mr. Walsh's employment, all unvested restricted stock units which remain outstanding will immediately be forfeited without consideration as of the termination date. All vested restricted stock units will be settled on the date on which they vest, but in no event later than the 30th day following such date.

In connection with entering into Mr. Walsh's new employment agreement, on October 11, 2011, we granted Mr. Walsh 35,000 RSUs and an additional 105,000 options. 11,690 of the RSUs vested on September 26, 2012, 11,620 of the RSUs vested on September 26, 2013, and subject to Mr. Walsh's continued employment on the applicable vesting dates, the remaining 11,690 RSUs will vest on September 26, 2014. All such vested RSUs will be settled on the earlier to occur of (x) March 26, 2015 and (y) the date that a change in control of the Company or our parent, BHP PTS Holdings L.L.C., occurs. Similar to Mr. Walsh's previously-granted options, the additional options are divided into three tranches for vesting purposes: one-half of the options are subject to time-based vesting restrictions, one-sixth of the options are subject to performance-based vesting restrictions and one-third of the options are subject to exit event-based vesting restrictions. The time-based options are scheduled to vest based on a three year vesting schedule (as opposed to the five year vesting schedule that Mr. Walsh's previously-granted time-based options are subject to) and, subject to continued employment with us through the applicable vesting reference dates, one-third of the options subject to time-based vesting will vest and become exercisable on each of September 26, 2012, September 26, 2013 and September 26, 2014. The performance-based vesting options are scheduled to vest and become exercisable with respect to one-sixth of the options subject to performance-based vesting on each of September 26, 2012, September 26, 2013 and September 26, 2014 (as opposed to the five year vesting schedule Mr. Walsh's previously-granted performance-based options are subject to), if we achieve specified EBITDA performance targets (subject to cumulative catch-up). Similar to Mr. Walsh's existing exit options, the exit event-based vesting options will vest and become exercisable in two tiers if either the specified internal rate of return or multiple of investment targets are achieved. In the event of any termination of Mr. Walsh's employment, all unvested RSUs and options which remain outstanding will be immediately forfeited without consideration as of the termination date; however, in the event of a termination of Mr. Walsh's employment (1) by us without cause, (2) by Mr. Walsh for good reason, (3) due to death or disability or (4) due to our election not to extend the employment term, Mr. Walsh will be deemed vested as of the termination date in any portion of the time-based option that would have otherwise vested if he had remained employed by us through the first anniversary of the termination date. In the event of a change in control of the Company or our parent, BHP PTS Holdings L.L.C., all unvested RSUs and time-based options will become fully vested as of the change in control (or immediately prior to the change in control with respect to the options).

Each option may be exercised to purchase one share of our common stock at an exercise price equal to the fair market value of the underlying common stock on the grant date. Each NEO's stock option award has an ordinary term of ten years. The NEOs are not entitled to any dividends or equivalent rights on their stock option awards.

Generally all NEOs' option awards, other than those granted on June 25, 2013 as part of the new option framework awards, are divided into three tranches for vesting purposes: a time option, a performance option and an exit option.

As noted above, one-half of the options are subject to time-based vesting restrictions, one-sixth of the options are subject to performance-based vesting restrictions and one-third of the options are subject to exit event-based vesting restrictions. However, to the extent any option holder had vested time options at the time of the exchange offer, the number of time options granted in the exchange offer was adjusted so that after the exchange offer one-half of the option holder's aggregate options would be time-based. The time-based options are scheduled to vest based on a five year vesting schedule. Accordingly, other than with respect to Mr. Walsh's most-recently granted options as noted above, subject to continued employment with us through the applicable vesting dates, 20% of the options subject to time-based vesting will vest and become exercisable on each of the first five anniversaries of the date of grant or vesting reference date, as applicable (or the date of commencement of employment, in the case of Mr. Chiminski). In addition, solely for Mr. Chiminski, to the extent that all or a fraction of the exit event-based vesting options vest, a proportionate amount of each tranche of unvested time-based options will vest. Subject to continued employment with us through the applicable vesting dates, the performance-based vesting options will vest and become exercisable with respect to 20% of the options subject to performance-based vesting on each of the first five anniversaries of the date of grant or vesting reference date, as applicable (which date is either before or after the end of the applicable fiscal year, depending on the grant date of the options), if we achieve specified EBITDA performance targets (subject to a cumulative catch-up). The EBITDA performance targets were established at levels that are reasonably attainable but challenging to achieve. Fiscal 2010 budgeted EBITDA served as the base line target for the first fiscal year in the vesting schedule and the targets for the remaining four fiscal years of the vesting schedule are based on eight percent (8%) year over year increases thereafter. The exit event-based vesting options will vest and become exercisable in two tiers if either specified internal rate of return or multiple of investment targets are achieved as follows:

- One-half of the shares subject to the exit event-vesting options will vest on the date, if any, when either (1) The Blackstone Group will have received cash proceeds or marketable securities from the sale of its investment in us aggregating in excess of 2.5 times the amount of its initial investment in us or (2) The Blackstone Group will have received a cash internal rate of return of at least 20% on its initial investment in us; and

- One-half of the shares subject to the exit event-vesting options will vest on the date, if any, when either (1) The Blackstone Group will have received cash proceeds or marketable securities from the sale of its investment in us aggregating in excess of 1.75 times the amount of its initial investment in us or (2) The Blackstone Group will have received a cash internal rate of return of at least 15% on its initial investment in us.

However, subject to continued employment through the applicable vesting date, in the event that the 2.5 multiple hurdle or the 20% internal rate of return hurdle is not met, but the 1.75 multiple hurdle or the 15% internal rate of return hurdle is met, the first tier of options will vest based on straight line interpolation between the two points.

Except as otherwise specifically provided for in the stock option agreement, any part of a NEO's stock option award that is not vested and exercisable upon his termination of employment will be immediately cancelled. With the exception of Mr. Chiminski, any part of an NEO's stock option award that is vested upon termination of employment will generally remain outstanding and exercisable for three months after termination of employment (or, if later, until the 90th day following the date on which the options vest), although this period is extended to 12 months (or, if later, the first anniversary of the date on which the option vests) if the termination of employment is due to death or disability, and vested options will immediately terminate if the NEO's employment is terminated by us for cause. Any vested options that are not exercised within the applicable post-termination exercise window will terminate. Any part of Mr. Chiminski's stock option award that is vested upon termination of employment will generally remain outstanding and exercisable for three months after termination of employment or the date on which such portion of the option vests in the event of a termination other than a "good termination" or a termination by us or Catalent Pharma Solutions, Inc. for cause or one year after termination of employment in the case of a "good termination" and vested options will immediately terminate if Mr. Chiminski's employment is terminated by us or Catalent Pharma Solutions, Inc. for cause. Please see "Potential Payments Upon Termination or Change in Control" section below for a description of the potential vesting of the NEOs' stock option and RSU awards that may occur in connection with a change in control of the Company or our parent, BHP PTS Holdings L.L.C., or certain terminations of employment.

As a condition to receiving his equity-based awards, each NEO was required to enter into a subscription agreement with us, and to become a party to our securityholders agreement. These agreements generally govern the NEOs' rights with respect to any shares of our common stock acquired on exercise of vested stock options or settlement of RSUs, to the extent applicable. The subscription agreement also contains certain restrictive covenants. While employed and for one year (two years for Messrs. Chiminski and Walsh as it relates to the covenant not to solicit) following their termination of employment, NEOs are prohibited from competing with us and from soliciting our employees, consultants and certain actual and prospective clients. The subscription agreement also contains an indefinite restriction on the NEO's disclosure of our confidential information. If an NEO materially breaches any of these restrictive covenants and is unable to cure the breach, we have the right to "clawback" and recover any gains the Named Officer may have realized with respect to his shares (and with respect to Mr. Chiminski only the shares acquired upon exercise of the options or settlement of RSUs).

Each NEO's equity-based award was granted under, and is subject to the terms of, the 2007 PTS Holdings Corp. Stock Incentive Plan. The material terms of the 2007 PTS Holdings Corp. Stock Incentive Plan are described below under the heading "Equity Incentive Plans."

The following table provides information regarding outstanding equity awards held by each NEO as of June 30, 2014.

Outstanding Equity Awards at 2014 Fiscal-Year End

Name (a)	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[1] (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date[2] (f)	Number of Shares of Units of Stock that Have Not Vested (#)[3] (g)	Market Value of Shares or Units of Stock that Have Not Vested ($)[4] (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards or Payout Value of Unearned Shares, Units or Other Rights That have not Vested ($) (j)
John Chiminski	6/25/2013	70,000	—	630,000	18.71	6/25/2023	—	—	—	—
	10/23/2009	598,500	—	346,500	10.71	10/23/2019	—	—	—	—
	10/23/2009	—	—	—	—	—	14,000	287,000	—	—
Matthew Walsh	5/7/2014	—	—	—	—	—	24,500	502,250	—	—
	5/13/2014	—	—	—	—	—	4,900	100,450	—	—
	6/25/2013	9,520	—	86,170	18.71	6/25/2023	—	—	—	—
	10/11/2011	46,620	17,500	40,880	14.86	10/11/2021	—	—	—	—
	10/11/2011	—	—	—	—	—	11,690	239,645	—	—
	10/23/2009	134,400	24,290	102,620	10.71	10/23/2019	—	—	—	—
	4/17/2008	18,690	—	—	14.29	4/17/2018	—	—	—	—
William Downie	6/25/2013	—	—	62,020	18.71	6/25/2023	—	—	—	—
	10/23/2009	112,000	21,000	77,000	10.71	10/23/2019	—	—	—	—
Samrat Khichi[5]	6/25/2013	13,440	—	121,030	18.71	6/25/2023	—	—	—	—
	10/23/2009	104,510	19,180	77,000	10.71	10/23/2019	—	—	—	—
	11/27/2007	9,310	—	—	14.29	11/27/2017	—	—	—	—
Stephen Leonard	6/25/2013	—	—	65,170	18.71	6/25/2023	—	—	—	—
	10/23/2009	149,380	28,000	102,620	10.71	10/23/2019	—	—	—	—

(1) The number of outstanding time-vesting and performance-vesting options vested and exercisable are reported in column (b) above. Unvested outstanding time options are reported in column (c) above and ordinarily become vested pursuant to the vesting schedule for time options described in the "Description of Equity-Based Awards" section above. Unvested outstanding performance options and exit options are reported in column (d) above and ordinarily become vested pursuant to the vesting schedule for performance options and exit options, as applicable, described in the "Description of Equity-Based Awards" section above. Other than with respect to (i) the options granted on June 25, 2013, which have a vesting reference date of June 30th for Messrs. Chiminski, Walsh and Khichi and July 1st for Messrs. Downie and Leonard, (ii) the time-based options granted to Mr. Chiminski in fiscal 2010, which vest on the first five anniversaries of his March 17, 2009 employment commencement date and (iii) the options granted to Mr. Walsh in fiscal 2012, which have a vesting reference date of September 26th, all vesting of options granted to the NEOs occurs on the applicable anniversary of the grant date. The first 20% of the performance-based options granted in fiscal 2010 vested on October 23, 2010, the second 20% vested on October 23, 2011, the third 20% vested on October 23, 2012 and the fourth 20% vested on October 23, 2013. The first third of the performance-based options granted to Mr. Walsh in fiscal 2012 vested on September 26, 2012, and the second third vested on September 26, 2013. The first 20% of the performance-based options granted to Messrs. Chiminski, Walsh and Khichi in fiscal 2013 vested on June 30th and the first 20% of the performance-based options granted to Messrs. Downie and Leonard in fiscal 2013 vested on July 1, 2014. None of the outstanding performance exit options have vested. As described in the "Potential Payments Upon Termination or Change in Control" section below, all or a portion of each option grant may vest earlier in connection with a change in control of the Company or BHP PTS Holdings L.L.C. or certain terminations of employment.

(2) The expiration date shown is the normal expiration date occurring on the tenth anniversary of the grant date. Options may terminate earlier in certain circumstances, such as in connection with an NEO's termination of employment or in connection with certain corporate transactions, including a change in control of the Company or BHP PTS Holdings L.L.C.

(3) The number of outstanding RSUs reported for Mr. Chiminski in column (g) above represents two separate grants: 140,000 RSUs granted on March 17, 2009 and 70,000 RSUs granted on October 23, 2009. Each RSU grant vests 20% per year from the date of grant, subject to

the executive's continued employment through the applicable vesting date. Once vested, the RSUs will be settled on the earlier to occur of (1) the seventh anniversary of Mr. Chiminski's employment commencement date (March 17, 2009), or (2) the date a change in control of the Company or BHP PTS Holdings L.L.C. occurs. For Mr. Walsh, the number of outstanding RSUs in column (g) above represents 35,000 RSUs granted on October 11, 2011 and 29,400 RSUs granted in May 2014. The RSUs granted on October 11, 2011 vest as follows: 11,690 of the RSUs vested on September 26, 2012, 11,620 of the RSUs vested on September 26, 2013, and subject to Mr. Walsh's continued employment on the applicable vesting date, the remaining 11,690 RSUs will vest on September 26, 2014. Once vested, the RSUs will be settled on the earlier of (i) March 26, 2015 or (ii) the date of a change in control. 100% of the RSUs granted in May 2014 will vest on May 7, 2016 and all such vested restricted stock units will be settled on the date on which they vest, but in no event later than the 30th day following such date. As described in the "Potential Payments Upon Termination or Change in Control" section below, all or a portion of the RSUs may vest earlier in connection with a change in control of the Company or BHP PTS Holdings L.L.C. or certain terminations of employment.

(4) The market price for our common stock is based upon the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

(5) Mr. Khichi has resigned from the Company effective July 15, 2014. As a result of his resignation, all of Mr. Khichi's then unvested stock options will be immediately forfeited. In addition, Mr. Khichi will have the right to exercise all of his vested stock options within three months after his resignation date (or, if later, until the 90th day following the date on which the options vest) after which date they will immediately terminate.

Option Exercises and Stock Vested in Fiscal 2014

On March 17, 2014, Mr. Chiminski vested in the remaining 20% of the 140,000 RSUs granted to him on March 17, 2009 and on October 23, 2013, he vested in an additional 20% of the 70,000 RSUs granted to him on October 23, 2009. On September 26, 2013, Mr. Walsh vested in 11,620 RSUs of the 35,000 RSUs granted to him on October 11, 2011. The following table provides information regarding this vesting. During fiscal 2014, the other NEOs did not exercise any options or similar instruments or vest in any stock or similar instruments.

	Option Awards		Stock Awards[1]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Name				
(a)	**(b)**	**(c)**	**(d)**	**(e)**
John Chiminski	—	—	42,000	984,400
Matthew Walsh	—	—	11,620	217,460
William Downie	—	—	—	—
Stephen Leonard	—	—	—	—
Samrat Khichi	—	—	—	—

(1) For Mr. Chiminski the vested shares includes the vesting of 14,000 RSUs on October 23, 2013 with a value realized on vesting of $262,000 that were originally granted on October 23, 2009 and the vesting of 28,000 RSUs on March 17, 2014 with a value realized on vesting of $722,400 that were originally granted on March 17, 2009. The 14,000 RSUs that vested on October 23, 2013 and the 28,000 RSUs that vested on March 17, 2014 will be settled on the earlier to occur of (1) the seventh anniversary of Mr. Chiminski's employment commencement date (March 17, 2009), or (2) the date a change in control of the Company or BHP PTS Holdings L.L.C. occurs. For Mr. Walsh the vested shares include the vesting of 11,620 RSUs on September 26, 2013 with a value realized on vesting of $217,460. These vested RSUs will be settled on the earlier to occur of (x) March 26, 2015 and (y) the date that a change in control of the Company or BHP PTS Holdings L.L.C. occurs.

(2) Based on a market value of $18.71 per share on September 26, 2013 and October 23, 2013 and $25.80 per share on March 17, 2014, the applicable vesting dates.

Non-qualified Deferred Compensation-Fiscal 2014

The following table provides information regarding contributions, earnings and balances for our NEOs under our deferred compensation plan.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[3]	Aggregate Earnings in Last FY ($)[4]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[5]
(a)	(b)	(c)	(d)	(e)	(f)
John Chiminski					
Deferred Compensation	236,731	—	90,399	—	546,252
Vested but Undelivered RSUs[2]	984,400	—	523,437	—	5,334,548
Total	1,221,131	—	613,836	—	5,880,800
Matthew Walsh					
Deferred Compensation	85,833	2,729	96,504	—	663,520
Vested but Undelivered RSUs[2]	217,460	—	68,265	—	504,495
Total	303,293	2,729	164,769	—	1,168,015
William Downie					
Deferred Compensation	—	—	—	—	—
Samrat Khichi					
Deferred Compensation	73,619	2,784	41,603	—	271,043
Stephen Leonard					
Deferred Compensation	26,515	2,850	19,547	—	124,891

(1) The amounts under "Deferred Compensation" are reported as compensation for fiscal 2014 under "Salary" in the Summary Compensation Table.

(2) The amount reported for Mr. Chiminski in column (b) reflects the value of 42,000 vested and undelivered RSUs as of the vesting date of which 14,000 RSUs vested on October 23, 2013 and 28,000 RSUs vested on March 17, 2014. The 14,000 RSUs that vested on October 23, 2013 and the 28,000 RSUs that vested on March 17, 2014 will be settled on the earlier to occur of (1) the seventh anniversary of Mr. Chiminski's employment commencement date (March 17, 2009), or (2) the date a change in control of the Company or BHP PTS Holdings L.L.C. occurs. The amount reported for Mr. Walsh in column (b) reflects the value of 11,620 vested and undelivered RSUs as of the September 26, 2013 vesting date. The 11,620 RSUs that vested on September 26, 2013 will be settled on the earlier to occur of (x) March 26, 2015 and (y) the date that a change in control of the Company or BHP PTS Holdings L.L.C. occurs.

(3) The amount reported for Messrs. Walsh, Khichi and Leonard are reported as compensation for fiscal 2014 under "All Other Compensation" in the Summary Compensation Table.

(4) Amount reported for Mr. Chiminski under "Vested but Undelivered RSUs" reflects the increase in fair market value between October 23, 2013 and June 30, 2014 with respect to 14,000 of the vested RSUs reported in column (b), and between March 17, 2014 and June 30, 2014 with respect to the 28,000 RSUs reported in column (b). The amount reported for Mr. Chiminski also reflects the increase in fair market value between July 1, 2013 and June 30, 2014 with respect to: (1) 28,000 RSUs that vested on March 17, 2010 and that were reported in column (b) in the fiscal 2010 Non-Qualified Deferred Compensation Table, (2) 42,000 RSUs in which 14,000 vested on October 23, 2010 and 28,000 vested on March 17, 2011 and that were reported in column (b) in the fiscal 2011 Non-Qualified Deferred Compensation Table, (3) 42,000 RSUs in which 14,000 vested on October 23, 2011 and 28,000 vested on March 17, 2012 and that were reported in column (b) in the fiscal 2012 Non-Qualified Deferred Compensation Table, (4) 42,000 RSUs in which 14,000 vested on October 23, 2012 and 28,000 vested on March 17, 2013 and that were reported in column (b) in the fiscal 2013 Non-Qualified Deferred Compensation Table and (5) the 50,480.50 RSUs which were fully vested on the grant date of September 16, 2011 pursuant to Mr. Chiminski's election to defer 50% of his annual MIP bonus for fiscal 2011 to satisfy his stock purchase requirement for fiscal 2011 and that were reported in column (b) in the fiscal 2012 Non-Qualified Deferred Compensation Table. The amount reported for Mr. Walsh under "Vested but Undelivered RSUs" reflects the increase in fair market value between September 26, 2013 and June 30, 2014 with respect to 11,620 vested RSUs reported in

column (b). The amount reported for Mr. Walsh also reflects the increase in fair market value between July 1, 2013 and June 30, 2014 with respect to 11,690 RSUs that vested on September 26, 2012 and that were reported in column (b) in the fiscal 2013 Non-Qualified Deferred Compensation Table. The amounts reported are not considered compensation reportable in the Summary Compensation Table.

(5) Includes $183,966 previously reported as compensation to Mr. Chiminski in the columns "Salary" and "All Other Compensation" in the Summary Compensation Table in previous years. Includes $359,538 previously reported as compensation to Mr. Walsh in the columns "Salary" and "All Other Compensation" in the Summary Compensation Table in previous years. Includes $112,168 previously reported as compensation to Mr. Khichi in the columns "Salary" and "All Other Compensation" in the Summary Compensation Table in previous years. Includes $62,931 previously reported as compensation to Mr. Leonard in the columns "Salary" and "All Other Compensation" in the Summary Compensation Table in previous years. Aggregate balance for Mr. Chiminski under "Vested but Undelivered RSUs" reflects the value of 246,480.50 RSUs based upon the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. 196,000 of these RSUs were previously reported as "Stock Awards" in the Summary Compensation Table and with respect to the 50,480.50 fully vested RSUs granted to Mr. Chiminski pursuant to his election to defer 50% of his annual MIP bonus for fiscal 2011, $750,000 has been previously reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. Aggregate balance for Mr. Walsh under "Vested but Undelivered RSUs" reflects the value of 23,310 RSUs based upon the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. These RSUs were previously reported as "Stock Awards" in the Summary Compensation Table.

Non-qualified Deferred Compensation Plan

We offer a non-qualified deferred compensation plan for a select group of our management and highly compensated employees. Eligible employees selected to participate in the plan may elect to defer on a pre-tax basis up to 20% of their base salaries and 100% of their annual cash bonuses. Participating directors may elect to defer between 20% and 100% of their fees for service on our board of directors (including meeting fees) into the plan each year.

In our discretion, each year we may elect to make one or more company contributions to participants under the plan; however, the plan does not require us to make any such contributions. Company contributions can be matching contributions or one or more contributions equal to a percentage of a participant's compensation (regardless of the amount deferred), which includes a contribution designed to supplement social security benefits. Any matching contributions are made with respect to base salary only for all participants with the exception of sales people who are eligible to receive a company matching contribution on base salary, bonuses and commissions. Any company contributions, however, are generally only made with respect to the first $100,000 of a participant's eligible compensation in excess of the annual compensation limit under the Internal Revenue Code for each year (the limit is $260,000 for calendar year 2014).

Participants are always 100% vested in their elective deferrals, and in any company matching contributions (including related earnings in each case). Participants become vested in other company contributions and related earnings after three years of service with us or upon retirement, death, total disability or a change in control of us. We have not made any company contributions other than matching contributions since 2009.

Under the plan, we have the discretion to either credit participants' accounts with a hypothetical earnings rate, or to credit the accounts with earnings and/or losses based on the deemed investment of the accounts in investment alternatives selected by us, which investment alternatives generally include the investment funds available under our 401(k) plan. During fiscal 2014, participants were permitted to select the investment alternatives in which they wanted their accounts to be deemed to be invested and were credited with earnings and/or losses based on the performance of the relevant investments. Participants were able to change the investment elections for their accounts on a daily basis during fiscal 2014. For fiscal 2014, participants were able to choose from among a total of 24 investment options, however, the Named Officers were only invested in the following twelve investment options in fiscal 2014:

Name of Investment Fund	1-Year Rate of Return % (as of 6/30/14)
Spartan 500 Index Fund—Institutional Class	24.57%
Spartan Extended Market Index Fund—Fidelity Advantage Class	26.76%
Spartan Intermediate Treasury Bond Index Fund—Fund Fidelity Advantage Class	(2.42)%
CRM Mid Cap Value Fund Class Investor	22.54%
PIMCO Total Return Fund—Institutional Class	(1.24)%
Columbia Acorn USA Class Z	20.92%
Fidelity Growth Company Fund—Class K	30.13%
Fidelity Diversified International Fund—Class K	23.11%
Fidelity Freedom K 2000 Fund	7.68%
Fidelity Freedom K 2025 Fund	17.23%
Fidelity Freedom K 2035 Fund	19.97%
Fidelity Balanced	19.73%

Participants' accounts that are paid out in a lump-sum cash payment are paid on the 15th day of the month immediately following the month during which the six month anniversary of the participant's separation from service (other than due to death) with us (within the meaning of Section 409A of the Internal Revenue Code) occurs. In the event of the death of a participant prior to the commencement of the distribution of benefits under the plan, such benefits will be paid no later than the later of (x) December 31 of the year in which the participant's death occurs and (y) the ninetieth (90th) day following the date of the participant's death. Participants may also elect to receive a payout of their accounts in annual installments over a period of five or 10 years after their separation from service (including death), although notwithstanding any such elections, the participant's account will be paid in a lump-sum cash payment in connection with a participant's separation from service within two years following a change in control of us. Participants may also elect to receive a distribution in connection with an unforeseeable emergency, in accordance with the requirements of Section 409A of the Internal Revenue Code. Salary deferrals, company contributions and any applicable gains are held in a "rabbi" trust. "Rabbi" trust assets are ultimately controlled by us. Operating the deferred compensation plan this way is required by federal tax law in order to defer the taxation benefits from the plan until they are paid to the participants.

Potential Payments Upon Termination or Change in Control

The following section describes the payments and benefits that may become payable to the NEOs in connection with their termination of employment and/or a change in control. All such payments and benefits will be paid or provided by us or Catalent Pharma Solutions, Inc. For purposes of this section, we have assumed that (1) the price per share of our common stock on June 30, 2014, the last business day of fiscal 2014 is equal to the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, (2) we do not exercise any discretion to accelerate the vesting of outstanding options or restricted stock units in connection with a change in control of Catalent Pharma Solutions, Inc. and (3) the value of any stock options that may be accelerated is equal to the full value of such awards (i.e., the full "spread" value for stock options on June 30, 2014). The 2007 PTS Holdings Corp. Stock Incentive Plan gives our board of directors considerable discretion with respect to the treatment of outstanding options and restricted stock units in the event of a change in control. If our board of directors exercises its discretion to fully vest outstanding options and RSUs, the NEOs may receive benefits in addition to those described below.

In addition to the amounts presented below, the NEOs will also be entitled to the benefits quantified and described under the "Non-Qualified Deferred Compensation—Fiscal 2014" section above. Please see

At the end of fiscal 2014, Mr. Chiminski would have had a good reason to terminate employment if any of the following had occurred without his consent: (a) any material diminution in his duties, authorities, or responsibilities, or the assignment to him of duties that are materially inconsistent with, or that significantly impair his ability to perform, his duties as Chief Executive Officer of Catalent Pharma Solutions, Inc. or us; (b) any material adverse change in his positions or reporting structures, including ceasing to be the Chief Executive Officer of Catalent Pharma Solutions, Inc. or us or ceasing to be a member of the board of directors of Catalent Pharma Solutions, Inc. or our board of directors; (c) any reduction in his base salary or target annual bonus opportunity (other than a general reduction in base salary or target annual bonus opportunity that affects all members of senior management proportionately); (d) any material failure by us to pay compensation or benefits when due under his employment agreement; (e) any relocation of our principal office or of his principal place of employment to a location more than 50 miles from its location in Somerset, New Jersey, as of his commencement date; or (f) any failure by Catalent Pharma Solutions, Inc. or us, as applicable, to obtain the assumption in writing of its obligation to perform his employment agreement by any successor to all or substantially all of the assets of Catalent Pharma Solutions, Inc. or us, as applicable. No termination of his employment based on a specified good reason event will be effective as a termination for good reason unless (x) Mr. Chiminski gives notice to Catalent Pharma Solutions, Inc. and us of such event within 90 days after he learns that such event has occurred (or, in the case of any event described in clauses (e) or (f), within 30 days after he learns that such event has occurred), (y) such good reason event is not fully cured within 30 days after such notice, and (z) Mr. Chiminski's employment terminates within 60 days following the end of the cure period.

In the event of any termination of Mr. Chiminski's employment other than a good termination, all unvested RSUs and options which remain outstanding will be immediately forfeited without consideration as of the termination date. In the event of a good termination, Mr. Chiminski will be deemed vested as of the termination date in any portion of the RSUs and time options that would have otherwise vested if he had remained employed by us or Catalent Pharma Solutions, Inc. through the first anniversary of the termination date and he will also retain the opportunity through the ten year term to vest, subject only to attaining the specified internal rate of return or multiple of investment targets, in a portion of the unvested exit options equal to a fraction, the numerator of which is the number of days elapsing from his commencement date through the termination date and the denominator of which is the number of days elapsing from his commencement date through the date of the event that triggers additional exit option vesting.

To the extent that all or a fraction of the exit options vest, a proportionate amount of each tranche of unvested RSUs and time options which remain outstanding will also vest.

In the event of (x) a change in control or (y) a good termination that occurs within the six month period prior to a change in control, all unvested RSUs and time options will become fully vested as of the change in control (or immediately prior to the change in control, with respect to the options). Any portion of the exit options that remain unvested upon a change in control will remain outstanding and remain eligible for potential future vesting in accordance with the terms of the stock option agreement.

In the event of a change of control in which the exit event-based options granted under the new framework vest, any outstanding unvested performance-based options will also vest.

Unless otherwise specifically provided for in the stock option agreement, any options that are not vested and exercisable upon Mr. Chiminski's termination of employment will be immediately cancelled. Any options that are vested upon a good termination will remain outstanding and exercisable generally for one year from the termination date or the date on which the option became vested, as applicable, although the period is reduced to 90 days in the case of a termination of employment that is not a good termination and vested options will terminate immediately if Mr. Chiminski's employment is terminated by Catalent Pharma Solutions, Inc. or us for cause. Any vested options that are not exercised within the applicable post-termination exercise period will terminate.

All shares of our common stock acquired by Mr. Chiminski, including without limitation, shares settled following vesting of the RSUs and shares acquired upon the exercise of the options will be subject to the terms of a subscription agreement. In addition, in connection with the purchase of the shares of our common stock and the grant of the RSUs and options, Mr. Chiminski became a party to our securityholders agreement. These documents generally govern Mr. Chiminski's rights with respect to all such shares.

If any payments to Mr. Chiminski are subject to golden parachute excise taxes in connection with a change in control and are eligible for exemption under the shareholder approval exemption, we and Catalent Pharma Solutions, Inc. agree to use commercially reasonable efforts to seek the requisite stockholder vote. However, if such exemption is not available and Mr. Chiminski is subject to such taxes, he will also be entitled to receive a tax-gross up payment, provided that such payment will not exceed $1 million.

The following table lists the payments and benefits that would have been triggered for Mr. Chiminski under the circumstances described below assuming that the applicable triggering event occurred on June 30, 2014.

Triggering Event	Value of Option/RSU Acceleration[1]	Value of Base Salary and Target Bonus Payment[2]	Value of Continued Benefits Participation[3]	Total ($)
Death or Disability	287,000			287,000
Termination by Us Without Cause or by Mr. Chiminski for Good Reason	287,000	3,700,000	28,482	4,015,482
Change in Control	287,000			287,000
Death or Disability Within Six months Prior to a change in Control	287,000			287,000
Termination by Us Without Cause or by Mr. Chiminski for Good Reason in Connection With a Change in Control	287,000	3,700,000	28,482	4,015,482

(1) The amounts reported represent accelerated vesting of 14,000 RSUs and are based on the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Amounts reported assume that the exit event options do not vest upon a change in control.

(2) The amount reported consists of two times the sum of Mr. Chiminski's annual salary and target annual MIP bonus.

(3) The amount reported represents income attributable to the health care premiums paid by us with respect to Mr. Chiminski's participation in our employee benefit plans for a two year period. Mr. Chiminski would also be entitled to be paid out for any unused paid time off days accrued during 2014 and up to five unused days from the prior year.

Mr. Walsh

On October 11, 2011, we and Mr. Walsh entered into an employment agreement which replaced the offer letter and severance agreement that Mr. Walsh entered into in 2008 in connection with the commencement of his employment with us. Mr. Walsh's employment agreement, the 2007 PTS Holdings Corp. Stock Incentive Plan and the related stock option agreement and RSU agreements each provide for certain benefits to be paid to him upon termination.

The employment agreement also provides that if Mr. Walsh's employment is terminated by us without cause, due to death or disability, by Mr. Walsh for good reason or due to our election not to extend the term, then Mr. Walsh will be entitled to receive, in addition to certain accrued amounts, a pro-rated annual cash bonus. In addition, if Mr. Walsh's employment is terminated by Catalent without cause (other than by reason of death or disability), by Mr. Walsh for good reason, or due to Catalent's election not to extend the term, Mr. Walsh will also be entitled to receive, an amount equal to two (2) times the sum of (x) Mr. Walsh's then annualized base salary and (y) his target bonus (75%), payable in equal monthly installments over a two-year severance period.

In addition to the payments described above, if Mr. Walsh's employment is terminated by Catalent without cause, by Mr. Walsh for good reason or due to Catalent's election not to extend the term, Mr. Walsh (and his spouse and eligible dependents, to the extent applicable) will also be entitled to continued participation in Catalent's group health plans for up to two years (for the final six months of this period, if coverage cannot be continued he will be paid an amount on a grossed up basis for the company's cost of such coverage).

At the end of fiscal 2014, Mr. Walsh would have had a good reason to terminate employment if any of the following had occurred without his consent, (1) any substantial diminution in his position or duties, adverse change in reporting lines, up and down, or the assignment to him of duties that are materially inconsistent with his position, (2) any reduction in his base salary, (3) any failure of Catalent to pay compensation or benefits when due, (4) Catalent's failure to provide him with an annual bonus opportunity that is at the same level as established in his offer letter, dated February 29, 2008, or (5) he is required to move his principal business location more than fifty (50) miles. No termination of Mr. Walsh's employment based on a specified good reason event will be effective as a termination for good reason unless (x) he gives notice to Catalent of such event within thirty (30) days after he learns that such event has occurred, (y) such good reason event is not fully cured within thirty (30) days after such notice (such period, the "Cure Period"), and (z) his employment terminates within sixty (60) days following the end of the Cure Period.

In the event of any termination of Mr. Walsh's employment, all unvested RSUs and options which remain outstanding will be immediately forfeited without consideration as of the termination date; however, that in the event of a termination of Mr. Walsh's employment (1) by us without cause, (2) by Mr. Walsh for good reason, (3) due to death or disability or (4) due to our election not to extend the employment term, Mr. Walsh will be deemed vested as of the termination date in any portion of the time-based option that would have otherwise vested if he had remained by us through the first anniversary of the termination date. In the event of a change in control of the Company or BHP PTS Holdings L.L.C., all unvested RSUs and time-based options will become fully vested as of the change in control (or immediately prior to the change in control, with respect to the options).

In the event of a change of control in which the exit event-based options granted under the new framework vest, any outstanding unvested performance-based options will also vest.

The following table lists the payments and benefits that would have been triggered for Mr. Walsh under the circumstances described below assuming that the applicable triggering event occurred on June 30, 2014.

Triggering Event	Value of Option/RSU Acceleration[1]	Value of Base Salary and Target Bonus Payment[2]	Value of Continued Benefits Participation[3]	Total ($)
Death or Disability	336,445	—	—	336,445
Termination by Us Without Cause or by Mr. Walsh for Good Reason	336,445	2,187,500	28,482	2,552,427
Change in Control	1,178,790	—	—	1,178,790

(1) The amounts reported are based on the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. The amounts reported reflect the "spread" value of the options of $8.00 per share for the options granted on October 23, 2009, and $3.86 per share for the options granted on October 11, 2011, in each case representing the difference between the midpoint of the estimated offering price range and the exercise price. Amounts reported assume that the exit event options do not vest upon a change in control. The amount reported for Mr. Walsh for a change in control of the Company or BHP PTS Holdings L.L.C. also includes the vesting of 41,090 RSUs.

(2) The amount reported for Mr. Walsh represents the two times the sum of (x) Mr. Walsh's current base salary and (y) his target annual cash bonus.

(3) Per Mr. Walsh's employment agreement which became effective on September 26, 2011, the amount for Mr. Walsh includes 18 months of coverage plus 6 months (on a tax grossed-up basis). Mr. Walsh would also be entitled to be paid out for any unused paid time off days accrued during 2014 and up to five unused days from the prior year.

Messrs. Downie, Khichi, and Leonard

Messrs. Downie, Khichi, and Leonard were not covered by employment agreements at the end of fiscal 2014. However, Mr. Downie's, Mr. Khichi's and Mr. Leonard's severance agreements, the 2007 PTS Holdings Corp. Stock Incentive Plan, and the related stock option agreements provide for certain benefits to be paid to each of them if their employment terminates for one of the reasons described below. If the employment of Messrs. Downie, Khichi or Leonard terminated due to death or disability, each would have been entitled to accelerated vesting of the portion of their time options that would otherwise have vested within 12 months following a termination of employment (like Mr. Chiminski, they will not be entitled to any similar accelerated vesting for performance options and exit options). Should Mr. Downie's, Mr. Khichi's or Mr. Leonard's employment have terminated due to death, their beneficiaries would have received a death benefit equal to 1.5 times their current base salary ($622,500, $682,500 and $682,500, respectively) under a company provided group life insurance program which covers all eligible active employees.

If the employment of Messrs. Downie, Khichi or Leonard was terminated by us without cause or by the executive for good reason, in each case at the end of fiscal 2014, each would have been entitled to a severance payment equal to one times the sum of their annual base salary and target annual bonus, payable in equal installments over the one period following the date of their termination of employment. Each would also be entitled to continued participation in our group health plans (to the extent the executives were receiving such coverage as of the termination date), at the same premium rates as may be charged from time to time for employees of Catalent generally, which coverage would be provided until the earlier of (1) the expiration of the one year period following the date of termination of employment and (2) the date the executive becomes eligible for coverage under group health plan (s) of any other employer. Each Named Officer is required to enter into a binding general release of claims as a condition to receiving most severance payments and benefits.

Under the stock option agreements entered into in connection with the 2007 PTS Holdings Corp. Stock Incentive Plan, if the employment of Messrs. Downie, Khichi or Leonard was terminated by us without cause or by the Named Officer for good reason, each would be entitled to receive accelerated vesting of the portion of his time options that would otherwise have vested within 12 months following termination of employment (there is no similar accelerated vesting for performance options and exit options). At the end of fiscal 2014, each of Messrs. Downie, Khichi and Leonard would have had a good reason to terminate employment if, without his consent (a) there had been a substantial diminution in his position or duties or an adverse change in his reporting lines, (b) he was assigned duties that were materially inconsistent with his position, (c) his base salary had been reduced or other earned compensation was not paid when due, (d) our headquarters were relocated by more than 50 miles, or (e) he was not provided with the same annual bonus opportunity specified in his offer letter, in each case, which was not cured within 30 days following our receipt of written notice from him describing the event constituting good reason.

In the event of a change of control in which the exit event-based options granted under the new framework vest, any outstanding unvested performance-based options would also vest.

In the event of a change in control of the Company or BHP PTS Holdings L.L.C., each of Messrs. Downie, Khichi, and Leonard would be entitled to full vesting of their time options. As with Mr. Chiminski, their exit options and performance options would not automatically become fully vested in connection with a change in control; however, the exit options and performance options may become vested in connection with the transaction if the applicable performance targets are attained. Messrs. Downie, Khichi, and Leonard, are each subject to the restrictive covenants contained in the subscription agreement, which covenants are described in the "Description of Equity-Based Awards" section above.

The following table lists the payments and benefits that would have been triggered for Messrs. Downie, Khichi, and Leonard under the circumstances described below assuming that the applicable triggering event occurred on June 30, 2014.

Triggering Event	Value of Option Acceleration ($)[1]	Value of Severance Payment ($)[2]	Value of Continued Benefits Participation ($)[3]	Total ($)
Death or Disability				
William Downie	205,500	—	—	205,500
Samrat Khichi	187,690	—	—	187,690
Stephen Leonard	274,000	—	—	274,000
Termination by Us Without Cause or by the Executive for Good Reason				
William Downie	205,500	726,250	12,001	943,751
Samrat Khichi	187,690	796,250	12,455	996,395
Stephen Leonard	274,000	796,250	12,455	1,082,705
Change in Control				
William Downie	205,500	—	—	205,500
Samrat Khichi	187,690	—	—	187,690
Stephen Leonard	274,000	—	—	274,000

(1) The amounts reported are based on the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The amounts reported reflect the "spread" value of $8.00 per share for the options granted on October 23, 2009, in each case representing the difference between the midpoint of the estimated offering price range and the exercise price. Amounts reported assume that the exit event options do not vest upon a change in control.

(2) The amounts reported for Messrs. Downie, Khichi and Leonard represent the sum of each executive's annual base salary and target annual bonus.

(3) The amounts reported represent income attributable to the health care premiums paid by us with respect to each Named Officer's continued participation in our employee benefit plans for a one year period.

Resignation of Mr. Khichi

On April 28, 2014, Mr. Khichi notified the Company of his decision to leave the Company effective July 21, 2014 to serve as Senior Vice President, General Counsel and Corporate Secretary of a multinational public company. Mr. Khichi agreed to continue to serve in his various capacities for a transition period ending on July 21, 2014. In connection therewith, we agreed to increase Mr. Khichi's base salary $25,000 per month, effective May 1, 2014. In addition, Mr. Khichi will receive a retention bonus in the amount of $100,000 payable on August 1, 2014 upon the satisfactory completion of specified projects as determined by our President and Chief Executive Officer. Mr. Khichi will not receive any severance or additional payments or benefits in connection with resignation and since his resignation will be effective prior to the Company's payment of the fiscal 2014 MIP awards, he will not be eligible to receive a MIP award for fiscal 2014. In addition, upon his resignation, all of his then unvested stock options will be forfeited. Mr. Khichi will have the right to exercise all of his vested stock options within three months after his resignation date (or, if later, until the 90th day following the date on which the options vest) after which date they will immediately terminate. The Company and Mr. Khichi subsequently determined that Mr. Khichi's last day of employment would be July 15, 2014.

for the payment of such withholding taxes. Unless the 2007 Plan Committee specifies otherwise, the participant may elect to pay a portion or all of such withholding taxes by (a) delivery in shares, provided that such shares have been held by the participant for more than six (6) months (or such other period established by the 2007 Plan Committee from time to time in order to avoid adverse accounting treatment applying generally accepted accounting principles) or (b) with respect to minimum withholding amounts only, having shares with a "Fair Market Value" (as such term is defined in the 2007 Stock Incentive Plan) equal to the amount withheld by us from any shares that would have otherwise been received by the participant.

Eligibility

The 2007 Stock Incentive Plan permits the grant of stock options, stock appreciation rights, or certain other stock-based awards such as restricted stock, restricted stock units, performance shares, common stock, performance units, or cash settled awards to our and our affiliates' employees, directors, other service providers, or independent contractors. Participants are selected from time to time by the 2007 Plan Committee, in its sole discretion, from among those eligible to participate in the 2007 Stock Incentive Plan.

Stock Subject to the 2007 Stock Incentive Plan

Subject to adjustment as discussed below, a maximum of 7,287,980 shares of our common stock may be issued pursuant to awards under the 2007 Stock Incentive Plan. The issuance of shares or the payment of cash upon the exercise of an award or in consideration of the cancellation or termination of an award will reduce the total number of shares available under the 2007 Stock Incentive Plan, as applicable. Shares which are subject to awards or portions of awards which are forfeited without being exercised or terminate or lapse without the payment of consideration may be granted again under the 2007 Stock Incentive Plan. No award may be granted under the 2007 Stock Incentive Plan after the tenth anniversary of the effective date of the 2007 Stock Incentive Plan, but awards granted prior to such date may extend beyond that date. As of June 30, 2014, 6,492,080 stock options and 324,881 restricted stock units have been granted and are outstanding under the 2007 Stock Incentive Plan.

Options

Options granted under the 2007 Stock Incentive Plan will be non-qualified stock options, and will be subject to the foregoing and the following terms and conditions and to such other terms and conditions that are not inconsistent therewith, as the 2007 Plan Committee determines:

(1) *Price.* The option price per share will be determined by the 2007 Plan Committee, but will not be less than 100% of the Fair Market Value of a share on the date an option is granted (other than in the case of options granted in substitution of previously granted awards).

(2) *Exercisability.* Options granted under the 2007 Stock Incentive Plan will be exercisable at such time and upon such terms and conditions as may be determined by the 2007 Plan Committee, but in no event will an option be exercisable more than ten years after the date it is granted.

(3) *Exercise of Options.* Except as otherwise provided in the 2007 Stock Incentive Plan or in an award agreement, an option may be exercised for all, or from time to time any part, of the shares for which it is then exercisable. The purchase price for the shares underlying the option being exercised will be paid to us (1) in cash or its equivalent, (2) in shares having a Fair Market Value equal to the aggregate exercise price for the shares being purchased and satisfying such other requirements as may be imposed by the 2007 Plan Committee, provided that such shares have been held for more than six months or such other period as established from time to time by the 2007 Plan Committee to avoid adverse accounting treatment applying generally accepted accounting principles, (3) partly in cash and partly in such shares, (4) if there is a public market for the shares at such time, to the extent permitted by the 2007 Plan Committee and subject to such rules as may be established by the 2007 Plan Committee, through the delivery of irrevocable instructions to a broker to sell shares obtained upon

2014 Omnibus Incentive Plan

In connection with this offering, our board of directors expects to adopt, and our stockholders expect to approve, the 2014 Omnibus Incentive Plan prior to the completion of the offering.

Purpose

The purpose of the 2014 Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration

The 2014 Omnibus Incentive Plan will be administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has delegated power, or if no such committee or subcommittee thereof exists, the board of directors (as applicable, the "Committee"). The Committee has the sole and plenary authority to establish the terms and conditions of any award consistent with the provisions of the 2014 Omnibus Incentive Plan. The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2014 Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, the 2014 Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of the 2014 Omnibus Incentive Plan; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the 2014 Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2014 Omnibus Incentive Plan. Any such allocation or delegation may be revoked by the Committee at any time. Unless otherwise expressly provided in the 2014 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2014 Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to the 2014 Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any holder or beneficiary of any award, and any of our stockholders.

Shares Subject to the 2014 Omnibus Incentive Plan

The 2014 Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under the 2014 Omnibus Incentive Plan is 6,700,000. Of this amount, the maximum number of shares for which incentive stock options may be granted is 6,700,000; the maximum number of shares for which options or stock appreciation rights may be granted to any individual participant during any single fiscal year is 1,500,000; the maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is 600,000 (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock subject to awards granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, will not exceed $500,000 in total value; and the maximum amount that may be paid to any individual for a single fiscal year under a performance compensation award denominated in cash is $5,000,000. Except for substitute awards (as described below), in the event any award terminates, lapses, taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as applicable. Assuming both holding periods are satisfied, we will not be allowed a deduction for federal income tax purposes in connection with the grant or exercise of the ISO. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an ISO disposes of those shares, with certain exceptions, the holder will generally realize ordinary income at the time of such disposition equal to the difference between the exercise price and the fair market value of a share on the date of exercise and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Any additional gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss, as applicable, for which we are not entitled to a deduction. Finally, if an otherwise qualified ISO first becomes exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the ISO in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.

Nonqualified Options

In general, in the case of a nonqualified stock option, the holder has no federal income tax liability at the time of grant but realizes ordinary income upon exercise of the option in an amount equal to the excess, if any, of the fair market value of the shares acquired upon exercise over the exercise price. We will be able to deduct this same amount for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. Any gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss, as applicable, for which we are not entitled to a deduction.

Stock Appreciation Rights

No federal income tax liability will be realized by a holder upon the grant of a stock appreciation right ("SAR"). Upon the exercise of a SAR, the holder will recognize ordinary income in an amount equal to the fair market value of the shares of stock or cash payment received in respect of the SAR. We will be able to deduct this same amount for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. Any gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss, as applicable, for which we are not entitled to a deduction.

Restricted Stock

A holder will not have any federal income tax liability upon the grant of an award of restricted stock unless the holder otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the holder will have ordinary income equal to the difference between the fair market value of the shares on that date over the amount the holder paid for such shares, if any, unless the holder made an election under Section 83(b) of the Code to be taxed at the time of grant. If the holder makes an election under Section 83(b) of the Code, the holder will have ordinary income at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the holder paid for such shares, if any. Special rules apply to the receipt and disposition of restricted stock received by officers and directors who are subject to Section 16(b) of the Exchange Act. Any future appreciation in the common stock will be taxable to the holder at capital gains rates. However, if the restricted stock award is later forfeited, the holder will not be able to recover the tax previously paid pursuant to his Section 83(b) election. We will be able to deduct, at the same time as it is recognized by the holder, the amount of ordinary income to the holder for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Our Parent Companies

BHP PTS Holdings L.L.C. Securityholders Agreement

In connection with the closing of the acquisition from Cardinal and the related financings, BHP PTS Holdings L.L.C. entered into a Securityholders Agreement with the investors. The BHP PTS Holdings L.L.C. Securityholders Agreement governs the economic and voting characteristics of the units representing limited liability company membership interests in BHP PTS Holdings L.L.C. (which owns all of the equity interests of Phoenix Charter LLC, which is our majority stockholder), including with respect to restrictions on the issuance or transfer of shares, including tagalong rights and drag-along rights, other special corporate governance provisions and registration rights (including customary indemnification provisions). We expect that BHP PTS Holdings L.L.C. and Phoenix Charter LLC will be dissolved in connection with this offering and that the shares of our common stock held by Phoenix Charter LLC will be distributed to the members of BHP PTS Holdings L.L.C.

Catalent, Inc. Securityholders Agreement

Following the consummation of the acquisition from Cardinal and related financings, we issued shares of our common stock and granted stock option awards and RSUs to certain of our officers, directors and key employees (collectively, "Executives") pursuant to the 2007 PTS Holdings Corp. Stock Incentive Plan, as amended (our stock incentive plan, which was adopted in 2007 prior to PTS Holding Corp. being renamed Catalent, Inc. in January 2014). As a condition to acquiring such shares of common stock and receiving such options and RSUs, the Executives were required to become a party, or agree to become a party, to the security holders' agreement among us, BHP PTS Holdings L.L.C. and Blackstone Healthcare Partners LLC. BHP PTS Holdings L.L.C. owns all of the equity interests of Phoenix Charter LLC, which is our majority stockholder. Blackstone Healthcare Partners LLC is the managing member and controls approximately 87% of BHP PTS Holdings L.L.C. Under the securityholders agreement each party agrees, among other things, to elect or cause to be elected to our board of directors and the boards of directors of each of our subsidiaries such individuals as are designated by BHP PTS Holdings L.L.C. Each party also agrees to vote their shares in the manner in which BHP PTS Holdings L.L.C. directs in connection with amendments to our organizational documents (except for changes that would have a material adverse effect on our management), the merger, security exchange, combination or consolidation of the Company with any other person, the sale, lease or exchange of all or substantially all of the property and assets of the Company and its subsidiaries on a consolidated basis, and the reorganization, recapitalization, liquidation, dissolution or winding-up of the Company. The security holders agreement also includes certain restrictions on the transfer of shares, "tag along" and "drag along" rights, and rights of first refusal in favor of the Company. See "Management—Executive Compensation—Description of Stock Option Awards." We expect to terminate this agreement in connection with this offering.

Catalent, Inc. Shareholders Agreement

In connection with our initial public offering, we expect to enter into a stockholders agreement with Blackstone. This agreement grants Blackstone the right to nominate to our Board of Directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our Board of Directors as long as Blackstone and its affiliates beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) at least 40% of the total number of directors comprising our Board of Directors at such time as long as Blackstone and its affiliates beneficially own at least 40% but less than 50% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) at least 30% of the total number of directors comprising our board of directors at such time as long as Blackstone and its affiliates beneficially own at least 30% but less than 40% of the shares of our common stock entitled to vote generally in the election of our directors; (iv) at least 20% of the total number of directors comprising our board of directors at such time as long as Blackstone and its affiliates beneficially own at least 20% but less 30% of the shares of our common stock entitled to vote generally in the election of our directors; and (v) at least 10% of the total number of directors comprising our board of directors at such time as long as Blackstone and its affiliates beneficially own at least 5% but less than 20% of the shares of our common stock entitled to vote generally in the election of our directors. For purposes of calculating the number of directors that Blackstone is entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number (e.g., one and one quarter directors shall equate to two directors) and the calculation would be made on a pro forma basis after taking into account any increase in the size of our board of directors.

In addition, in the event a vacancy on the board of directors is caused by the death, retirement or resignation of Blackstone's director-designee, Blackstone shall, to the fullest extent permitted by law, have the right to have the vacancy filled by Blackstone's new director-designee.

Registration Rights Agreement

In connection with this offering, we expect to enter into a registration rights agreement with certain affiliates of Blackstone and certain other investors and members of management. This agreement will provide to Blackstone an unlimited number of "demand" registrations and to both Blackstone and such other investors and members of management party thereto customary "piggyback" registration rights. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify Blackstone, such other investors and the members of management party thereto against certain liabilities which may arise under the Securities Act of 1933, as amended.

Transaction and Advisory Fee Agreement

We and one or more of our parent companies entered into a transaction and advisory fee agreement with the affiliates of Blackstone and certain of the other investors pursuant to which such entities or their affiliates provide certain strategic and structuring advice and assistance to us. In addition, under this agreement, affiliates of Blackstone and certain of the other Investors provide certain monitoring, advisory and consulting services to us for an aggregate annual management fee equal to the greater of $10 million or 3.0% of Consolidated Adjusted EBITDA (as defined in the Secured Credit Agreement) per year. Affiliates of Blackstone and certain of the other investors also receive reimbursement for out-of-pocket expenses incurred by them or their affiliates in connection with the provision of services pursuant to the agreement.

Pursuant to the terms of the transaction and advisory fee agreement with respect to acquisitions, each of Blackstone and an affiliate of Blackstone is entitled to a 1% transaction fee based on the transaction purchase price.

Upon a change of control in our ownership, a sale of all of our assets, or an initial public offering of our equity, and in recognition of facilitation of such change of control, asset sale or public offering by affiliates of Blackstone, these affiliates of Blackstone may elect to receive, in lieu of annual payments of the management fee, a single lump sum cash payment equal to the then-present value of all then current and future management fees payable under the agreement. The lump sum payment would only be payable to the extent that it is permitted under other agreements governing our indebtedness.

In connection with this offering, the parties intend to terminate the transaction and advisory fee agreement. Upon completion of this offering, we will pay a lump sum termination fee as described above equal to approximately $29.8 million to Blackstone and certain of the other investors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of our common stock immediately after this offering by (1) each person known to us to beneficially own more than 5% of our outstanding common stock, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is 14 Schoolhouse Road, Somerset, New Jersey, 08873.

As of June 30, 2014, there were 71 holders of record of our common stock.

| Name of Beneficial Owner | Shares Beneficially Owned Prior to the Offering | | Percentage of Shares Beneficially Owned After the Offering | |
	Number[1]	Percent	Assuming Underwriters' Option is Exercised in Full	Assuming Underwriters' Option is Not Exercised
Blackstone[2]	64,550,452	86.27%	52.18%	55.02%
John R. Chiminski[3][4]	732,013	*	*	*
Matthew Walsh[3][4]	237,230	*	*	*
William Downie[4]	136,382	*	*	*
Samrat S. Khichi[4]	134,260	*	*	*
Stephen Leonard[4]	179,140	*	*	*
Chinh E. Chu[5]	—	*	*	*
Bruce McEvoy[6]	—	*	*	*
James Quella[7]	9,240	*	*	*
Melvin D. Booth[4]	30,450	*	*	*
Directors and executive officers as a group (14 persons)[8]	2,046,270	2.56%	1.55%	1.63%

* Represents less than 1%.
(1) Fractional shares beneficially owned have been rounded down to the nearest whole share.
(2) Shares shown as beneficially owned by Blackstone were held directly by Phoenix Charter LLC as of June 30, 2014. 100% of the limited liability company interests of Phoenix Charter LLC are held directly by BHP PTS Holdings L.L.C. Blackstone Healthcare Partners LLC is the managing member and controls approximately 87% of BHP PTS Holdings L.L.C. On the date of this prospectus, Phoenix Charter LLC and BHP PTS Holdings L.L.C. will be dissolved and the shares held by Phoenix Charter LLC will be distributed to the members of BHP PTS Holdings L.L.C. Blackstone Capital Partners V L.P. is the managing member of Blackstone Healthcare Partners LLC. Blackstone Management Associates V L.L.C. ("BMA") is the general partner of Blackstone Capital Partners V L.P. BMA V L.L.C. is the sole member of BMA. Blackstone Holdings III L.P. is the managing member and majority in interest owner of BMA V L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone

Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. The Blackstone Group L.P. is the sole member of Blackstone Holdings III GP Management L.L.C. The Blackstone Group L.P. is controlled by its general partner, Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of BHP PTS Holdings L.L.C., Blackstone Healthcare Partners LLC, Blackstone Capital Partners V L.P., BMA, BMA V L.L.C., Blackstone Holdings III L.P., Blackstone Holdings III GP L.P., Blackstone Holdings III GP Management L.L.C., The Blackstone Group L.P., Blackstone Group Management L.L.C., Mr. Schwarzman, Mr. Chu and Mr. McEvoy disclaims beneficial ownership of the shares of our common stock directly held by Phoenix Charter LLC. Mr. Chu and Mr. McEvoy, our directors, are employees of affiliates of Blackstone. The address of each of the entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(3) Does not include 260,481 vested and unvested non-voting restricted stock units, none of which Mr. Chiminski has the right to have settled in shares of our common stock within 60 days. Does not include 64,400 unvested non-voting restricted stock units, none of which Mr. Walsh has the right to have settled in shares of our common stock within 60 days.

(4) The number of shares beneficially owned includes shares of common stock issuable upon exercise of options that are currently exercisable and/or will be exercisable within 60 days after April 15, 2014, as follows: Mr. Chiminski (668,550), Mr. Walsh (209,230), Mr. Downie (118,160), Mr. Leonard (155,890), Mr. Khichi (127,260) and Mr. Booth (30,450).

(5) Mr. Chu is a Senior Managing Director of Blackstone. Mr. Chu disclaims beneficial ownership of any shares owned directly or indirectly by Blackstone. Mr. Chu's address is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(6) Mr. McEvoy is a Principal of Blackstone. Mr. McEvoy disclaims beneficial ownership of any shares owned directly or indirectly by Blackstone. Mr. McEvoy's address is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(7) Mr. Quella was a Senior Managing Director and Senior Operating Partner in the Corporate Private Equity group of Blackstone. Mr. Quella disclaims beneficial ownership of any shares owned directly or indirectly by Blackstone. Mr. Quella's address is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(8) Includes 1,828,960 shares of common stock issuable upon exercise of options that are currently exercisable and/or exercisable within 60 days after June 30, 2014.

In addition, if on the last day of any period of four consecutive quarters on or after September 30, 2014, the aggregate principal amount of revolving credit loans, swing line loans and/or letters of credit (excluding up to $30.0 million of letters of credit and certain other letters of credit that have been cash collateralized or backstopped) that are issued and/or outstanding is greater than 30% of the revolving credit facility, the amended and restated credit agreement will require us to maintain a consolidated first lien net leverage ratio not to exceed 6.50 to 1.0.

During the period in which the borrower's corporate issuer rating is equal to or higher than Baa3 (or the equivalent) according to Moody's Investors Service, Inc. or BBB- (or the equivalent) according to Standard and Poor's Ratings Services and no default has occurred and is continuing, the restrictions in the new senior secured credit facilities regarding incurring additional indebtedness, dividends and distributions or repurchases of capital stock and transactions with affiliates will not apply to the borrower and its restricted subsidiaries during such period.

The amended and restated credit agreement also contains certain customary affirmative covenants and events of default (including change of control).

Senior Unsecured Credit Facilities

Overview

On April 29, 2013, we entered into a $275.0 million term loan (the "unsecured term loan") maturing December 31, 2017 pursuant to a senior unsecured credit agreement (as amended, the "Senior Unsecured Credit Agreement") with Morgan Stanley Senior Funding, Inc., as administrative agent and the lenders from time to time party thereto. Catalent Pharma Solutions, Inc. is the borrower under the unsecured term loan.

We expect to repay a portion of the outstanding borrowings under the Senior Unsecured Credit Agreement using a portion of the proceeds of this offering.

Interest Rate and Fees

Borrowings under the unsecured term loan bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the higher of (1) the rate of interest published by The Wall Street Journal as its "prime lending rate" and (2) the federal funds rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margin is 5.25% for loans based on a LIBOR rate and 4.25% for loans based on the base rate. The LIBOR rate is subject to a floor of 1.25% and the base rate is subject to a floor of 2.25%.

Prepayments

The Senior Unsecured Credit Agreement requires us to prepay the outstanding term loan, subject to certain exceptions, with:

- the net cash proceeds of an asset sale under certain circumstances; and
- 100% of the net proceeds of any issuance or incurrence of debt by the borrower or any of its restricted subsidiaries, other than debt permitted under the Secured Credit Agreement.

We are not otherwise required to make any principal payments on the term loan until maturity.

Voluntarily repayments of outstanding loans under certain circumstances will be subject to a 2.00% prepayment premium prior to April 29, 2014 and a 1.00% prepayment premium thereafter but prior to April 29, 2015.

- create certain liens; and

- consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

The indenture governing the Senior Subordinated Notes also includes customary events of default.

We expect to redeem all of the outstanding Senior Subordinated Notes using a portion of the proceeds of this offering.

7.875% Notes

As of March 31, 2014, we had outstanding $350.0 million principal amount of 7⅞% Senior Notes due 2018, which bear interest at a rate of 7⅞% and are due October 15, 2018 (the "7.875% Notes"). The 7.875% Notes are guaranteed by all of the subsidiaries that guarantee our new senior secured credit facilities.

The 7.875% Notes are redeemable (1) at any time until October 14, 2014 at a price of 101.50% of the principal amount of the 7.875% Notes redeemed plus accrued and unpaid interest to the date of redemption, (2) at any time in the twelve-month period beginning October 15, 2014 at a price of 103.938% of the principal amount of the 7.875% Notes redeemed plus accrued and unpaid interest to the date of redemption, (3) at any time in the twelve-month period beginning October 15, 2015 at a price of 101.969% of the principal amount of the 7.875% Notes redeemed plus accrued and unpaid interest to the date of redemption and (4) at any time beginning October 15, 2015 at a price of 100.00% of the principal amount of the 7.875% Notes redeemed plus accrued and unpaid interest to the date of redemption.

The indenture governing the 7.875% Notes, among other things, limits our ability and the ability of our restricted subsidiaries to:

- incur additional indebtedness and issue certain preferred stock;

- pay certain dividends and make distributions in respect of or repurchase capital stock;

- place limitations on distributions from restricted subsidiaries;

- guarantee certain indebtedness;

- sell or exchange assets;

- enter into transactions with affiliates;

- create certain liens; and

- consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

The indenture governing the 7.875% Notes also includes customary events of default.

We expect to redeem all of the outstanding 7.875% Notes using a portion of the proceeds of this offering.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors' and officers' liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We currently are party to indemnification agreements with certain of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. In connection with this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "CTLT."

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline."

Upon completion of this offering we will have a total of 117,301,370 shares of our common stock outstanding (or 123,676,370 shares if the underwriters exercise in full their option to purchase additional shares). Of the outstanding shares, the 42,500,000 shares sold in this offering (or 48,875,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding 74,801,370 shares of common stock held by Blackstone, certain other pre-IPO owners and certain of our directors and officers after this offering will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 under the Securities Act, which we summarize below.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of stock subject to issuance under the 2014 Omnibus Incentive Plan to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 13,516,950 shares.

Registration Rights

In connection with this offering, we intend to enter into a registration rights agreement that will provide Blackstone an unlimited number of "demand" registrations and certain other investors and members of management customary "piggyback" registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. See "Certain Relationships and Related Person Transactions—Registration Rights Agreement."

Lock-Up Agreements

We have agreed, subject to enumerated exceptions, that we will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 15-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to withholding, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" on its effectively connected earnings and profits at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable income tax treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service ("IRS") Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized on the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:

- the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

- the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

- we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates applicable to such holder if it were a United States person as defined under the Code. In addition, if a non-U.S. holder described in the first bullet point immediately above is a corporation for U.S. federal income tax purposes, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not and do not anticipate becoming a "United States real property holding corporation" for U.S. federal income tax purposes. In general, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market values of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). For this purpose, real property interests include land, improvements and associated personal property. If we are or become a "United States real property holding corporation," so long as our common stock continues to be regularly traded on an established securities market (within the meaning of applicable U.S. Treasury regulations), only a non-U.S. holder who holds or held directly, indirectly or constructively (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock in the same manner as gain that is effectively connected with a trade or business of the non-U.S. holder in the United States, except that the branch profits tax generally will not apply.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code) on a properly executed IRS Form W-8, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. holders should consult their own tax advisors regarding the application of information reporting and backup withholding in their particular circumstances, including the procedure for claiming any applicable exemption.

Additional Withholding Requirements

Under legislation enacted in 2010, regulations and administrative guidance, a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock, and to the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a "foreign financial institution" (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States "account" holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners, which generally includes any United States person that directly or indirectly owns more than 10% of the entity, or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

UNDERWRITING (CONFLICT OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	
J.P. Morgan Securities LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Goldman, Sachs & Co.	
Jefferies LLC	
Deutsche Bank Securities Inc.	
Blackstone Advisory Partners LP	
Piper Jaffray & Co.	
Raymond James & Associates, Inc.	
Wells Fargo Securities, LLC	
William Blair & Company, L.L.C.	
Evercore Group LLC	
Total:	42,500,000

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 6,375,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional shares of common stock.

	Per Share	Total	
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us ...	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $. We have agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters payable by us, in an aggregate amount not to exceed $50,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our shares of common stock have been approved for listing on the New York Stock Exchange under the trading symbol "CTLT".

We and all directors and executive officers and certain holders of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

- offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

- file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

- enter into any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such person's shares even if such shares would be disposed by someone other than such person.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph to do not apply to:

- the sale of shares pursuant to the underwriting agreement; or

- the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

- the issuance by the Company of shares or any such substantially similar securities pursuant to employee incentive plans existing as of the date of the underwriting agreement (including, for the avoidance of doubt, the 2014 Omnibus Incentive Plan); or

- the issuance by the Company of up to 5% of the outstanding shares of the common stock or any such substantially similar securities in connection with the acquisition of, a joint venture with or a merger with, another company, and the filing of a registration statement with respect thereto; or

- the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that no transfers occur under such plan during the restricted period and no public announcement or filing shall be required or voluntarily made by any person in connection therewith other than general disclosure in Company periodic reports to the effect that Company directors and officers may enter into such trading plans from time to time; or

- the transfer by a security holder of shares of common stock or any securities convertible into, exchangeable for, exerciseable for, or that represent the right to receive common stock (i) by will or intestacy, (ii) as a bona fide gift or gifts, (iii) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of such holder or the immediate family of such holder (for purposes of this subclause, "immediate family" shall mean any relationship by blood, current or former marriage or adoption, not more remote than first cousin), (iv) to any immediate family member or other dependent, (v) as a distribution to limited partners, members or stockholders of such holder, (vi) to such holder's affiliates or to any investment fund or other entity controlled or managed by such holder, (vii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (vi) above, (viii) pursuant to an order of a court or regulatory agency, (ix) from an executive officer to the Company or its parent entities upon death, disability or termination of employment, in each case, of such executive officer, (x) in connection with transactions by any person other than us relating to common stock acquired in open market transactions after the completion of the offering provided that in the case of this clause (x) no public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of the common stock shall be required or shall be voluntarily made during the restricted period or any extension thereof, (xi) to us (1) pursuant to the exercise, in each case on a "cashless" or "net exercise" basis, of any option to purchase shares of stock granted by us pursuant to any employee benefit plans or arrangements described herein, where any shares of stock received by such person upon any such exercise will be subject to the terms of the lock-up agreement, or (2) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase shares of stock or the vesting of any restricted stock awards granted by us pursuant to employee benefit plans or arrangements described herein, in each case on a "cashless" or "net exercise" basis, where any shares of stock received by such holder upon any such exercise or vesting will be subject to the terms of the lock-up agreement, (xii) transfers from such holder to such holder's general partner, to certain officers of the general partner in connection with such officers' donation to charitable organizations, family foundations or donor-advised funds at sponsoring organizations, provided that the aggregate number of shares donated by such officers pursuant to this clause (xii), together with the aggregate number of shares donated pursuant to any similar clauses in any other lock-up agreements entered into by affiliates of the undersigned in connection with the public offering of the shares, shall not exceed 250,000 shares and/or (xiii) with the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC; provided that: (1) in the case of each transfer or distribution pursuant to clauses (ii) through (viii) and clauses (ix) and (xii) above, (a) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein; and (b) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (x) equity interests of such transferee or (y) such transferee's interests in the transferor; and (2) in the case of each transfer or distribution pursuant to clauses (ii) through (vii) and clause (xi), if any public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of common stock shall be required or shall be voluntarily made during the restricted period or any extension thereof (a) such holder will provide prior written notice informing it of such report or filing and (b) such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein; or

- if the security holder is a corporation, the corporation may transfer our capital stock to any wholly owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Catalent, Inc.

We have audited the accompanying consolidated balance sheets of Catalent, Inc. and subsidiaries (the Company) as of June 30, 2013 and 2012, and the related consolidated statements of operations, consolidated statements of comprehensive income/(loss), consolidated statement of changes in shareholders' equity (deficit), and consolidated statements of cash flows for each of the three years in the period ended June 30, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catalent, Inc. and subsidiaries at June 30, 2013 and 2012 and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

MetroPark, New Jersey
January 24, 2014,
except for Note 16, as to which the date is
April 9, 2014
and Note 19B, as to which the date is
July 18, 2014

CATALENT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share data)

	Year Ended June 30,		
	2013	**2012**	**2011**
Net revenue	$1,800.3	$1,694.8	$1,531.8
Cost of products sold	1,231.7	1,136.2	1,029.7
Gross margin	568.6	558.6	502.1
Selling, general and administrative expenses	340.6	348.1	288.3
Impairment charges and (gain)/loss on sale of assets	5.2	1.8	3.6
Restructuring and other	18.4	19.5	12.5
Property and casualty (gain)/loss, net	—	(8.8)	11.6
Operating earnings/(loss)	204.4	198.0	186.1
Interest expense, net	203.2	183.2	165.5
Other (income)/expense, net	25.1	(3.8)	26.0
Earnings/(loss) from continuing operations before income taxes	(23.9)	18.6	(5.4)
Income tax expense/(benefit)	24.1	16.5	23.7
Earnings/(loss) from continuing operations	(48.0)	2.1	(29.1)
Earnings/(loss) from discontinued operations, net of tax	1.2	(41.3)	(21.0)
Net earnings/(loss)	(46.8)	(39.2)	(50.1)
Less: Net earnings/(loss) attributable to noncontrolling interest, net of tax	(0.1)	1.2	3.9
Net earnings/(loss) attributable to Catalent	$ (46.7)	$ (40.4)	$ (54.0)
Amounts attributable to Catalent:			
Earnings/(loss) from continuing operations less net income (loss) attributable to noncontrolling interest	$ (47.9)	$ 0.9	$ (33.0)
Net earnings/(loss) attributable to Catalent	$ (46.7)	$ (40.4)	$ (54.0)
Earnings per share attributable to Catalent:			
Basic			
Continuing operations	$ (0.64)	$ 0.01	$ (0.44)
Net earnings/(loss)	$ (0.62)	$ (0.54)	$ (0.72)
Diluted			
Continuing operations	$ (0.64)	$ 0.01	$ (0.44)
Net earnings/(loss)	$ (0.62)	$ (0.54)	$ (0.72)

The accompanying notes are an integral part of these consolidated financial statements.

CATALENT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions except per share data)

	June 30, 2013	June 30, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 106.4	$ 139.0
Trade receivables, net	358.0	338.3
Inventories	124.9	118.7
Prepaid expenses and other	88.6	108.7
Total current assets	677.9	704.7
Property, plant, and equipment, net	814.5	809.7
Other assets:		
Goodwill	1,023.4	1,029.9
Other intangibles, net	372.2	417.7
Deferred income taxes, net	132.2	135.2
Other	36.6	41.8
Total assets	**$ 3,056.8**	**$ 3,139.0**
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current liabilities:		
Current portion of long-term obligations and other short-term borrowings	$ 35.0	$ 43.2
Accounts payable	150.8	134.2
Other accrued liabilities	224.5	261.9
Total current liabilities	410.3	439.3
Long-term obligations, less current portion	2,656.6	2,640.3
Pension liability	134.1	140.3
Deferred income taxes	219.1	219.9
Other liabilities	47.0	49.9
Commitment and contingencies (see Note 14)		
Shareholders' equity/(deficit):		
Common stock $0.01 par value; 84,000,000 and 80,500,000 shares authorized in 2013 and 2012, respectively; 74,796,134 and 74,756,150 shares issued and outstanding in 2013 and 2012, respectively	0.7	0.7
Additional paid in capital	1,026.7	1,023.2
Accumulated deficit	(1,428.8)	(1,382.1)
Accumulated other comprehensive income/(loss)	(9.3)	7.5
Total Catalent shareholders' equity/(deficit)	(410.7)	(350.7)
Noncontrolling interest	0.4	—
Total shareholders' deficit	(410.3)	(350.7)
Total liabilities and shareholders' deficit	**$ 3,056.8**	**$ 3,139.0**

The accompanying notes are an integral part of these consolidated financial statements

CATALENT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)
(Dollars in millions, except share data in thousands)

	Shares of Common Stock	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss)/Income	Noncontrolling Interest	Total Shareholders' Deficit
Balance at June 30, 2010	**74,407.2**	**$0.7**	**1,073.5**	**(1,287.7)**	**(48.5)**	**(1.5)**	**(263.5)**
Equity contribution	322.4		3.9				3.9
Equity compensation			3.9				3.9
Net earnings/(loss)				(54.0)		3.9	(50.1)
Distribution related to noncontrolling interest						(2.6)	(2.6)
Foreign currency translation adjustments						(0.4)	(0.4)
Net change in minimum pension liability, net of tax						4.4	4.4
Other comprehensive income /(loss), net of tax					94.5		94.5
Balance at June 30, 2011	**74,729.6**	**$0.7**	**1,081.3**	**(1,341.7)**	**46.0**	**3.8**	**(209.9)**
Equity contribution	26.5		1.1				1.1
Equity compensation			3.7				3.7
Acquisition of noncontrolling interest			(62.9)			(1.9)	(64.8)
Net earnings/(loss)				(40.4)		1.2	(39.2)
Net change in minimum pension liability, net of tax						(3.1)	(3.1)
Other comprehensive income /(loss), net of tax					(38.5)		(38.5)
Balance at June 30, 2012	**74,756.1**	**$0.7**	**1,023.2**	**(1,382.1)**	**7.5**	**—**	**(350.7)**
Equity contribution	40.0		0.7			0.5	1.2
Equity compensation			2.8				2.8
Net earnings/(loss)				(46.7)		(0.1)	(46.8)
Other comprehensive income /(loss), net of tax					(16.8)		(16.8)
Balance at June 30, 2013	**74,796.1**	**$0.7**	**1,026.7**	**(1,428.8)**	**(9.3)**	**0.4**	**(410.3)**

The accompanying notes are an integral part of these consolidated financial statements

The following table summarizes the significant costs recorded within restructuring costs:

(Dollars in millions)	Fiscal Year Ended June 30, 2013	Fiscal Year Ended June 30, 2012	Fiscal Year Ended June 30, 2011
Restructuring costs:			
Employee-related reorganization[1]	15.1	14.9	6.7
Asset impairments	0.7	2.9	0.6
Facility exit and other costs[2]	2.6	1.7	5.2
Total restructuring costs	$18.4	$19.5	$12.5

(1) Employee-related costs consist primarily of severance costs. Outplacement services provided to employees who have been involuntarily terminated and duplicate payroll costs during transition periods are also included within this classification.
(2) Facility exit and other costs consist of accelerated depreciation, equipment relocation costs and costs associated with planned facility expansions and closures to streamline the Company's operations.

6. EARNINGS PER SHARE

The reconciliations between basic and diluted earnings per share attributable to Catalent common shareholders for the fiscal years ended June 30, 2013, 2012 and 2011 are as follows (in millions, except per share data):

	Years Ended June 30,		
	2013	2012	2011
Earnings (loss) from continuing operations less net income (loss) attributable to noncontrolling interest	$ (47.9)	$ 0.9	$ (33.0)
Earnings (loss) from discontinued operations	1.2	(41.3)	(21.0)
Net earnings (loss) attributable to Catalent	$ (46.7)	$ (40.4)	$ (54.0)
Weighted average shares outstanding	74,970,628	74,875,377	74,693,546
Dilutive securities issuable—stock plans	—	509,060	—
Total weighted average diluted shares outstanding	74,970,628	75,384,437	74,693,546
Basic earnings per share of common stock:			
Earnings (loss) from continuing operations	$ (0.64)	$ 0.01	$ (0.44)
Earnings (loss) from discontinued operations	0..02	(0.55)	(0.28)
Net earnings (loss) attributable to Catalent	$ (0.62)	$ (0.54)	$ (0.72)
Diluted earnings per share of common stock—assuming dilution:			
Earnings (loss) from continuing operations	$ (0.64)	$ 0.01	$ (0.44)
Earnings (loss) from discontinuing operations	0.02	(0.55)	(0.28)
Net earnings (loss) attributable to Catalent	$ (0.62)	$ (0.54)	$ (0.72)

The computation of diluted earnings per share for 2013 and 2011 excludes the effect of the potential common shares issuable under the employee stock option plan of approximately 6.5 and 4.5 million shares, respectively, and excludes restricted share awards of 0.3 and 0.2 million, respectively, because the Company had a net loss for the year and the effect would therefore be anti-dilutive. The computation of diluted earnings per share for 2012 excludes the effect of potential shares issuable under the employee stock option plan of 1.6 million options because the vesting provisions of those awards specify performance or market-based conditions that had not been met as of the period end.

13. EQUITY

Description of Capital Stock

The Company is authorized to issue 84 million shares of capital stock, all of which are Common Stock, with a par value of $0.01 per share. In accordance with the Certificate of Incorporation of the Company, each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class. As of June 30, 2013, substantially all of the outstanding shares of the capital stock of the Company have been issued to, and are held by, Phoenix Charter, LLC. In accordance with the By-Laws of the Company, the Board of Directors may declare dividends upon the stock of the Company as and when the Board deems appropriate.

Accumulated other comprehensive income/(loss)

Accumulated other comprehensive income/(loss) for the fiscal years June 30, 2013, June 30, 2012 and June 30, 2011 consists of:

(Dollars in millions)	Foreign Currency Translation Adjustments	Unrealized Gains/(Losses) on Derivatives	Deferred Compensation	Pension Liability Adjustments	Other Comprehensive Income/(Loss)
Balance at June 30, 2010	$ 27.9	$(49.3)	(0.3)	$(26.8)	$(48.5)
Activity, net of tax	62.4	12.5	0.9	18.7	94.5
Balance at June 30, 2011	90.3	(36.8)	0.6	(8.1)	46.0
Activity, net of tax	(27.3)	15.2	0.1	(26.5)	(38.5)
Balance at June 30, 2012	63.0	(21.6)	0.7	(34.6)	7.5
Activity, net of tax	(47.9)	21.6	0.8	8.7	(16.8)
Balance at June 30, 2013	$ 15.1	$ —	$ 1.5	$(25.9)	$ (9.3)

	Year Ended June 30,		
	2013	2012	2011
Cumulative translation adjustments:			
Net investment hedge	(20.9)	69.4	(94.1)
Long term intercompany loans	(4.8)	—	—
Translation adjustments	(22.2)	(96.7)	156.5
Total cumulative translation adjustment	(47.9)	(27.3)	62.4
Net change in minimum pension liability			
Net (gain)/loss arising during the year	9.5	(38.7)	28.4
Net gain/(loss) recognized during the year	1.1	0.1	0.9
Foreign Exchange Translation and Other	(0.4)	3.0	(3.9)
Total Pension, pretax	10.2	(35.6)	25.4
Tax[1]	(1.5)	9.1	(6.7)
Net change in minimum pension liability, net of tax	8.7	(26.5)	18.7

(1) Tax related to minimum pension liability relate to the Company's foreign operations.

Tax related to the minimum pension liability generated in the U.S., foreign currency translation adjustments, unrealized gains/(losses) and derivatives and deferred compensation have a full valuation allowance recorded offsetting the tax impact resulting in a net zero tax impact for the three years presented (See Note 10 to the Consolidated Financial Statements).

16. EQUITY-BASED COMPENSATION

Company Plan

The Company's stock-based compensation is comprised of stock options and restricted stock units. Awards issued under the 2007 PTS Holdings Corp. Stock Incentive Plan (the "2007 Plan") are generally issued for the purpose of retaining key employees and directors. The Company has adopted two forms of non-qualified stock option agreements (the "Form Option Agreements") for awards under the 2007 Plan. Under our Form Option Agreement, adopted in 2009, a portion of the stock option awards vest over a five-year period of time contingent solely upon the participant's continued employment with the Company, another portion of the stock option awards will vest over a specified performance period upon achievement of pre-determined operating performance targets over time and the remaining portion of the stock option awards will vest upon realization of certain internal rates of return or multiple of investment goals. Under our other Form Option Agreement, adopted in 2013, a portion of the stock option awards will vest over a specified performance period upon achievement of pre-determined operating performance targets over time while the other portion of the stock option awards will vest upon realization of a specified multiple of investment goal. The Form Option Agreements include certain forfeiture provisions upon a participant's separation from service with the Company. A maximum of 7,287,980 shares of our common stock may be issued pursuant to awards under the 2007 Plan. As of June 30, 2013, approximately 280,000 authorized shares are available for future awards under the 2007 Plan.

Stock Compensation Expense

Stock compensation expense recognized in the consolidated statements of income was $2.8 million, $3.7 million and $3.9 million in fiscal years 2013, 2012 and 2011, respectively. All stock compensation expense is classified in selling, general and administrative expenses along with the wages and benefits of the option participants. Stock compensation expense is based on awards expected to vest, and therefore has been adjusted for an estimate of option forfeitures. Forfeitures are required to be estimated at the time of grant and revised in subsequent periods, if necessary, if actual forfeitures differ from those estimates. As of June 30, 2013, $10.3 million of unrecognized compensation expense is expected to be recognized as expense over a weighted-average period of approximately 2.25 years.

Methodology and Assumptions

Stock options are granted with an exercise price equal to the fair market value on the date of grant. In the 2007 Plan, stock options granted generally vest in equal annual installments over a five year period from the grant date. Stock options granted typically have a contractual term of 10 years. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a ratable basis over the substantive vesting period. The fair value of stock options is determined using the Black-Scholes-Merton option pricing model for service and performance based awards, and an adaptation of the Black-Scholes-Merton option valuation model, which takes into consideration the internal rate of return thresholds, for market based awards. This model adaptation is essentially equivalent to the use of path dependent-lattice model.

The weighted average of assumptions used in estimating the fair value of stock options granted during each year were as follows.

	Year Ended June 30,		
	2013	**2012**	**2011**
Expected volatility	30% -31%	29% - 30%	29% - 30%
Expected life (in years)	5.8 - 6.5	6.5 - 7.5	6.5 - 7.5
Risk-free interest rates	0.3% - 1.9%	1.3% - 1.6%	2.7% - 3.2%
Dividend yield	None	None	None

Because we are currently a privately held company, the Company's expected volatility assumption is based on the historical volatility of closing share price of a comparable peer group. We selected peer companies from the pharmaceutical industry with similar characteristics to us, including market capitalization, number of employees and product focus. In addition, since the Company does not have a pattern of exercise behavior of option holders, we used the simplified method to determine the expected life of each option, which is the mid-point between the vesting date and the end of the contractual term. The risk-free interest rate for the expected life of the option is based on the comparable U.S. Treasury yield curve in effect at the time of grant. The weighted-average grant-date fair value of stock options granted in fiscal 2013, 2012, and 2011 was $4.23 per share, $3.89 per share and $3.44 per share, respectively.

The following table summarizes stock option activity and shares outstanding for the years ended June 30, 2013.

	Weighted Average Exercise Price	Time			Performance			Market		
		Number of shares	WA Contractual Term	Aggregate Intrinsic Value	Number of shares	WA Contractual Term	Aggregate Intrinsic Value	Number of shares	WA Contractual Term	Aggregate Intrinsic Value
Outstanding as of June 30, 2012 ...	$11.81	2,700,390	7.6	$18,420,550	812,980	7.8	$5,664,200	1,624,210	7.8	$11,088,790
Granted	$18.70	168,000	10.0	$ —	850,640	10.0	$ —	906,850	10.00	—
Exercised	$12.14	(5,250)	—	$ —	—	—	$ —	—	—	—
Forfeited	$12.29	(53,900)	—	$ —	(31,080)	—	$ —	(105,420)	—	—
Expired/Cancelled .	$12.56	(65,660)	—	$ —	(14,560)	—	$ —	—	—	—
Outstanding as of June 30, 2013 ...	$13.76	2,743,580	6.79	$17,708,630	1,617,980	8.47	$5,365,770	2,425,640	7.98	$10,616,630
Expected to vest as of June 30, 2013	$13.61	2,576,910	6.71	$17,026,259	1,466,150	8.37	$5,196,255	2,193,590	7.98	$ 9,565,452
Vested and Exercisable as of June 30, 2013 ...	$11.37	1,438,780	6.22	$10,494,820	406,280	6.58	$3,066,168	—	0.0	$ —

Since inception of the 2007 Plan, participants have exercised the option to purchase 5,250 shares in fiscal year 2013 resulting in an inconsequential impact on the Company's cash balance and income tax accounts. The intrinsic value of the options exercised in fiscal 2013 was $35 thousand.

Restricted Stock Units

The Company may grant restricted stock units ("RSUs") to employees for recognition and retention purposes. RSUs generally vest over a three or five-year period. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense ratably on a graded vesting schedule over the vesting period. The fair value of RSUs is determined based on the number of shares granted and the fair value of the Company's common stock on the date of grant.

The following table summarizes non-vested RSU activity for the year ended June 30, 2013.

	RSUs	Weighted Average Grant-Date Fair Value
Non-vested as of June 30, 2012	133,000	$11.80
Granted	—	$ —
Vested	(53,690)	$11.61
Forfeited	—	$ —
Non-vested as of June 30, 2013	79,310	$11.93

As of June 30, 2013, $0.2 million of unrecognized compensation cost related to RSUs is expected to be recognized as expense over a weighted-average period of approximately 1.0 year. The weighted-average grant-date fair value of RSUs granted in fiscal 2012 was $14.86. There were no RSU grants in fiscal year 2013 of 2011. The fair value of RSUs vested in fiscal 2013, 2012 and 2011 was $0.6 million, $0.5 million and $0.5 million, respectively.

The domestic commercial packaging and printed component entities were previously reported in the Company's Packaging Services segment.

Summarized Consolidated Statements of Operations data for discontinued operations are as follows:

(Dollars in millions)	Fiscal Year Ended June 30,		
	2013	2012	2011
Net revenue	$ —	$ 94.3	$188.9
Earnings/(loss) before income taxes	1.2	(41.2)	(20.1)
Income tax (benefit)/expense	—	0.1	0.9
Net earnings/(loss) from discontinued operations, net of tax	$1.2	$(41.3)	$ (21.0)

19. SUBSEQUENT EVENTS

A. Business Combinations

In October 2013, the Company acquired 100% of the shares of a softgel manufacturing business in Brazil. The acquired business, based in Indaiatuba, provides for increased capacity in the Company's softgel encapsulated Vitamin, Mineral and Supplement (VMS) products, prescription and Over-the-Counter (OTC) segments in the South American market. The purchase price and financial results of the acquired business are not material to the Company's consolidated financial statements. The acquired business will be included in the Oral Technologies reportable segment.

B. Stock Split

Our board of directors and holders of the requisite number of outstanding shares of our capital stock have approved an amendment to our restated certificate of incorporation to effect a 70-for-1 stock split of our outstanding common stock (the "stock split"). The stock split became effective on July 17, 2014 upon the filing of our Certificate of Amendment of the Restated Certificate of Incorporation with the Delaware Secretary of State. On the effective date of the stock split, (i) each share of outstanding common stock was increased to seventy shares of common stock; (ii) the number of shares of common stock issuable under each outstanding option to purchase common stock was proportionately increased on a one-to-seventy basis; (iii) the exercise price of each outstanding option to purchase common stock was proportionately decreased on a one-to-seventy basis; and (iv) the number of shares underlying each restricted stock unit was proportionately increased on a one-to-seventy basis. All of the share and per share information referenced throughout the consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted to reflect this stock split.

In the preparation of its consolidated financial statements, the Company completed an evaluation of the impact of any subsequent events and determined there were no other subsequent events requiring disclosure in or adjustment to these financial statements.

CATALENT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited; Dollars in millions, except per share data)

	Nine Months Ended March 31,	
	2014	2013
Net revenue	$1,308.1	$1,295.1
Cost of sales	899.8	900.2
Gross margin	408.3	394.9
Selling, general and administrative expenses	256.2	251.7
Impairment charges and (gain)/loss on sale of assets	0.4	4.6
Restructuring and other	11.9	12.7
Operating earnings/(loss)	139.8	125.9
Interest expense, net	122.8	160.7
Other (income)/expense, net	2.8	20.3
Earnings/(loss) from continuing operations, before income taxes	14.2	(55.1)
Income tax expense/(benefit)	23.3	5.9
Earnings/(loss) from continuing operations	(9.1)	(61.0)
Net earnings/(loss) from discontinued operations, net of tax	(2.7)	(4.9)
Net earnings/(loss)	(11.8)	(65.9)
Less: Net earnings/(loss) attributable to noncontrolling interest, net of tax	(0.8)	—
Net earnings/(loss) attributable to Catalent	$ (11.0)	$ (65.9)
Earnings per share attributable to Catalent:		
Basic		
Continuing operations	$ (0.12)	$ (0.81)
Net earnings/(loss)	(0.16)	(0.88)
Diluted		
Continuing operations	(0.12)	(0.81)
Net earnings/(loss)	(0.16)	(0.88)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CATALENT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited; Dollars in millions, except per share amounts)

	March 31, 2014	June 30, 2013
ASSETS		
Current assets:		
Cash and cash equivalents	$ 55.7	106.4
Trade receivables, net	344.2	358.0
Inventories	155.0	124.9
Prepaid expenses and other	72.5	88.6
Total current assets	627.4	677.9
Property, plant, and equipment, net	837.6	814.5
Other assets:		
Goodwill	1,088.3	1,023.4
Other intangibles, net	363.3	372.2
Deferred income taxes	132.2	132.2
Other	42.2	36.6
Total assets	**$ 3,091.0**	**3,056.8**
LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST, AND SHAREHOLDERS' DEFICIT		
Current liabilities:		
Current portion of long-term obligations and other short-term borrowings	$ 27.2	35.0
Accounts payable	130.3	150.8
Other accrued liabilities	255.8	224.5
Total current liabilities	413.3	410.3
Long-term obligations, less current portion	2,674.0	2,656.6
Pension liability	134.5	134.1
Deferred income taxes	213.1	219.1
Other liabilities	52.0	47.0
Commitment and contingencies (see Note 13)		
Redeemable noncontrolling interest	4.5	—
Shareholders' deficit:		
Common stock $0.01 par value; 84,000,000 shares authorized as of March 31, 2014 and June 30, 2013; 74,801,370 and 74,796,134 shares issued and outstanding as of March 31, 2014 and June 30, 2013, respectively	0.7	0.7
Additional paid in capital	1,030.3	1,026.7
Accumulated deficit	(1,439.8)	(1,428.8)
Accumulated other comprehensive income/(loss)	8.8	(9.3)
Total Catalent shareholders' deficit	(400.0)	(410.7)
Noncontrolling interest	(0.4)	0.4
Total shareholders' deficit	(400.4)	(410.3)
Total liabilities, redeemable noncontrolling interest and shareholders' deficit	**$ 3,091.0**	**3,056.8**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CATALENT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)
(Unaudited; Dollars in millions, except share data in thousands)

	Shares of Common Stock	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss)/Income	Noncontrolling Interest	Total Shareholders' (Deficit)/Equity
Balance at June 30, 2013	74,796.1	$0.7	$1,026.7	$(1,428.8)	$ (9.3)	$ 0.4	$(410.3)
Equity contribution	5.3		0.2			(0.4)	(0.2)
Equity compensation			3.4				3.4
Net earnings/(loss)				(11.0)		(0.4)	(11.4)
Other comprehensive income/ (loss)					18.1		18.1
Balance at March 31, 2014 . .	74,801.4	$0.7	$1,030.3	$(1,439.8)	$ 8.8	$(0.4)	$(400.4)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Cash Equivalents

The fair value of cash equivalents is estimated on the quoted market price of the investments. The carrying amounts of the Company's cash equivalents approximate their fair value due to the short-term maturity of these instruments.

Long-Term Obligations

The estimated fair value of long-term debt, which is considered a Level 2 liability, is based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities and considers collateral, if any.

The carrying amounts and the estimated fair values of financial instruments as of March 31, 2014 and June 30, 2013, are as follows:

	March 31, 2014		June 30, 2013	
(Dollars in millions)	**Carrying Value**	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Long-term debt and other	$2,701.2	$2,709.0	$2,691.6	$2,633.2

6. EARNINGS PER SHARE

The reconciliations between basic and diluted earnings per share attributable to Catalent common shareholders for the nine months ended March 31, 2014 and 2013 are as follows (in millions, except per share data):

	Nine Months Ended March 31,	
	2014	**2013**
Earnings (loss) from continuing operations less net income (loss) attributable to noncontrolling interest	$ (9.1)	$ (61.0)
Earnings (loss) from discontinued operations	(2.7)	(4.9)
Net earnings (loss) attributable to Catalent	$ (11.8)	$ (65.9)
Weighted average shares outstanding	75,035,410	74,956,787
Dilutive securities issuable—stock plans	—	—
Total weighted average diluted shares outstanding	75,035,410	74,956,787
Basic earnings per share of common stock:		
Earnings (loss) from continuing operations	$ (0.12)	$ (0.81)
Earnings (loss) from discontinued operations	(0.04)	(0.07)
Net earnings (loss) attributable to Catalent	$ (0.16)	$ (0.88)
Diluted earnings per share of common stock—assuming dilution:		
Earnings (loss) from continuing operations	$ (0.12)	$ (0.81)
Earnings (loss) from discontinuing operations	(0.04)	(0.07)
Net earnings (loss) attributable to Catalent	$ (0.16)	$ (0.88)

The computation of diluted earnings per share for the nine months ended March 31, 2014 and 2013 excludes the effect of the potential common shares issuable under the employee stock option plan of approximately 6.4 million shares and 4.9 million shares, respectively, and excludes restricted share awards of 0.3 million in each period because the Company had a net loss for each period presented and the effect would therefore be anti-dilutive.

16. SUBSEQUENT EVENTS

Stock Split

Our board of directors and holders of the requisite number of outstanding shares of our capital stock have approved an amendment to our restated certificate of incorporation to effect a 70-for-1 stock split of our outstanding common stock (the "stock split"). The stock split became effective on July 17, 2014 upon the filing of our Certificate of Amendment of the Restated Certificate of Incorporation with the Delaware Secretary of State. On the effective date of the stock split, (i) each share of outstanding common stock was increased to seventy shares of common stock; (ii) the number of shares of common stock issuable under each outstanding option to purchase common stock was proportionately increased on a one-to-seventy basis; (iii) the exercise price of each outstanding option to purchase common stock was proportionately decreased on a one-to-seventy basis; and (iv) the number of shares underlying each restricted stock unit was proportionately increased on a one-to-seventy basis. All of the share and per share information referenced throughout the consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted to reflect this stock split.

In the preparation of its consolidated financial statements, the Company completed an evaluation of the impact of any subsequent events and determined there were no other subsequent events requiring disclosure in or adjustment to these financial statements.



42,500,000 Shares

Catalent, Inc.

Common Stock

PROSPECTUS

Morgan Stanley ***J.P. Morgan***

BofA Merrill Lynch ***Goldman, Sachs & Co.*** ***Jefferies*** ***Deutsche Bank Securities***

Blackstone Capital Markets ***Piper Jaffray*** ***Raymond James***

Wells Fargo Securities ***William Blair*** ***Evercore***

, 2014

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the New York Stock Exchange.

Filing Fee—Securities and Exchange Commission	$ 138,493
Fee—Financial Industry Regulatory Authority, Inc.	146,288
Listing Fee—New York Stock Exchange	250,000
Fees and Expenses of Counsel	2,300,000
Printing Expenses	400,000
Fees and Expenses of Accountants	750,000
Transfer Agent and Registrar's Fees	300,000
Miscellaneous Expenses	715,219
Total	$5,000,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibit Index

1.1* Form of Underwriting Agreement

3.1* Form of Amended and Restated Certificate of Incorporation of the Registrant

3.2* Form of Amended and Restated Bylaws of the Registrant

4.1 Senior Subordinated Indenture dated as of April 10, 2007, among PTS Acquisition Corp., Cardinal Health 409, Inc. and the Bank of New York (incorporated by reference to Exhibit 4.2 to Catalent Pharma Solutions, Inc.'s Registration Statement on Form S-4 filed on December 6, 2007, File No. 333-147871)

4.2 First Supplemental Indenture, dated as of July 3, 2008, to the Senior Subordinated Indenture dated as of April 10, 2007, among Catalent US Holding I, LLC, Catalent US Holding II, LLC and The Bank of New York Mellon (incorporated by reference to Exhibit 4.5 to Catalent Pharma Solutions, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 30, 2008 filed on September 29, 2008, File No. 333-147871)

4.3 Indenture, dated as of September 18, 2012, among Catalent Pharma Solutions, Inc., the Guarantors named therein and The Bank of New York Mellon, as Trustee, governing the 7.875% Senior Notes Due 2018 (incorporated by reference to Exhibit 4.1 to Catalent Pharma Solutions, Inc.'s Current Report on Form 8-K filed on September 18, 2012, File No. 333-147871)

5.1** Opinion of Simpson Thacher & Bartlett LLP regarding validity of the shares of common stock registered other lenders as parties thereto (incorporated by reference to Exhibit 10.1 to Catalent Pharma Solutions, Inc.'s Current Report on Form 8-K filed on May 3, 2012, File No. 333-147871)

10.38   Letter Agreement, entered into on December 12, 2011, by and among Catalent, Inc. (formerly known as PTS Holdings Corp.), Catalent Pharma Solutions, Inc. and John R. Chiminski (incorporated by reference to Exhibit 10.1 to Catalent Pharma Solutions, Inc.'s Quarterly Report on Form 10-Q filed on February 10, 2012, File No. 333-147871)

10.39   Employment Agreement, dated as of October 11, 2011, and effective as of September 26, 2011, by and between Catalent Pharma Solutions, Inc. and Matthew Walsh (including Form of Restricted Stock Unit Agreement and Form of Nonqualified Stock Option Agreement) (incorporated by reference to Exhibit 10.42 to Catalent Pharma Solutions, Inc.'s Annual Report on Form 10-K filed on September 4, 2012, File No. 333-147871)

10.40   Amended and Restated Management Equity Subscription Agreement dated as of October 11, 2011 by and between Catalent, Inc. (formerly known as PTS Holdings Corp.) and Matthew Walsh (including Form of Restricted Stock Unit Agreement and Form of Nonqualified Stock Option Agreement) (incorporated by reference to Exhibit 10.43 to Catalent Pharma Solutions, Inc.'s Annual Report on Form 10-K filed on September 4, 2012, File No. 333-147871)

10.41   Amendment No. 5, dated as of February 28, 2013 relating to the Credit Agreement, dated as of April 10, 2007, as amended, among Catalent Pharma Solutions, Inc., PTS Intermediate Holdings LLC, Morgan Stanley Senior Fund, Inc., as the administrative agent, collateral agent and swing line leader and to the partners thereto (incorporated by reference to Exhibit 10.1 to Catalent Pharma Solutions, Inc.'s Current Report on Form 8-K filed on March 6, 2013, File No. 333-147871)

10.42   Senior Unsecured Term Loan Credit Agreement, dated as of April 29, 2013, among the Company, the guarantors named therein, Morgan Stanley Senior Funding, Inc., as the administrative agent, and other lenders party thereto. (incorporated by reference to Exhibit 10.1 to Catalent Pharma Solutions, Inc.'s Current Report on Form 8-K filed on May 2, 2013, File No. 333-147871)

10.43   Form of Nonqualified Stock Option Agreement (executives) approved June 25, 2013 (incorporated by reference to Exhibit 10.45 of Catalent Pharma Solutions, Inc.'s Annual Report on Form 10-K filed on September 10, 2013)

10.44   Form of Nonqualified Stock Option Agreement (Chief Executive Officer) approved June 25, 2013 (incorporated by reference to Exhibit 10.46 of Catalent Pharma Solutions Inc.'s Annual Report on Form 10-K filed on September 10, 2013)

10.45*   Amendment No. 2 to the 2007 PTS Holdings Corp. Stock Incentive Plan, dated June 25, 2013

10.46*   Form of 2014 Omnibus Incentive Plan

10.47*   Form of Stock Option Agreement

10.48*   Form of Restricted Stock Unit Agreement for Employees

10.49*   Restricted Stock Unit Agreement for Directors

10.50*▲   Form of Registration Rights Agreement |

10.51*   Form of Shareholders Agreement

10.52   Amended and Restated Credit Agreement, dated as of May 20, 2014, relating to the Credit Agreement, dated as of April 10, 2007, as amended, among Catalent Pharma Solutions, Inc., PTS Intermediate Holdings LLC, Morgan Stanley Senior Funding, Inc., as the administrative agent, collateral agent and swing line lender and other lenders as parties thereto (incorporated by reference to Exhibit 10.1 to Catalent Pharma Solutions, Inc.'s Current Report on Form 8-K filed on May 27, 2014, File No. 333-147871)

21.1*▲   Subsidiaries of the Registrant |

23.1**   Consent of Ernst & Young LLP

23.2*   Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)

23.3*   Consent of Jack Stahl to be named as a director nominee

23.4*   Consent of Rolf Classon to be named as a director nominee

24.1   Power of Attorney (included on signature pages to this Registration Statement)

---

*   Previously filed.
**   Filed herewith.

◄

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Somerset, State of New Jersey, on the 18th day of July, 2014.

CATALENT, INC.

By: /s/ MATTHEW WALSH

Name: Matthew Walsh
Title: Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement or amendment thereto has been signed by the following persons in the capacities indicated on the 18th day of July, 2014.

Signature	Title
* John Chiminski	President and Chief Executive Officer and Director (Principal Executive Officer)
* Chinh E. Chu	Director
* Bruce McEvoy	Director
* James Quella	Director
/s/ MATTHEW WALSH Matthew Walsh	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* By: /s/ MATTHEW WALSH

Name: Matthew Walsh
Title: Attorney-in-Fact